Form 20-F
period 2022-03-31
WARRANTEE INC.
filed 2023-06-16
CIK 1900564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41433

Warrantee Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

+81(0)6-6227-8775

(Address of principal executive offices)

Yusuke Shono, Chief Executive Officer

Telephone: +81(0)6-6227-8775

Email: y.shouno@warrantee.co.jp

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one common share	WRNT	The Nasdaq Stock Market LLC
Common shares*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the registration of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents one common share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,004,000 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);
●	“ADSs” are to the American Depositary Shares, each of which represents one Common Share (defined below);
●	“Common Shares” are to the common shares of Warrantee (defined below);
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Japanese yen,” “¥,” or “JPY” are to the legal currency of Japan;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States of America;
●	“we,” “us,” “our,” “our Company,” or the “Company” are to Warrantee and its wholly-owned subsidiary, Warrantee Pte. Ltd., a Singapore company, as the case may be; and
●	“Warrantee” are to Warrantee Inc., a joint-stock corporation organized under the laws of Japan.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021, and 2020. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY144.71 = $1.00, which was the foreign exchange rate on September 30, 2022 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on September 30, 2022. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/20221003/.

On October 12, 2021, we effected a 1,500-for-one forward split of all issued and outstanding shares. All historical share amounts and share price information presented in this annual report have been proportionally adjusted to reflect the impact of the forward split.

On November 29, 2022, we effected a two-for-one forward split of all our issued and outstanding shares. All historical share amounts and share price information presented in this annual report have been proportionally adjusted to reflect the impact of the forward split.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Non-GAAP Financial Measures

In addition to U.S. GAAP measures, we use Adjusted EBITDA and Adjusted EBITDA Margin as described under “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” in various places in this annual report. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. Adjusted EBITDA and Adjusted EBITDA Margin may differ from similarly titled measures presented by other companies.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company and Our Business

We have a limited operating history applying our trinity model to conduct campaigns for corporate sponsors upon which investors can evaluate our future prospects.

We started to apply our trinity model to conduct campaigns for corporate sponsors in 2018. We have a limited operating history, in this respect, upon which an evaluation of our business plan or performance and prospects can be made. The business and prospects of our Company must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business model. The risks include:

●	the possibility that we will not be able to develop functional and scalable services, or that, although functional and scalable, our services will not be economical to market;
●	that our competitors may market and provide superior or more effective services;
●	that we are not able to upgrade and enhance our technologies to accommodate new needs and expanded service offerings;
●	the limitations that applicable laws and regulations place on the types of insurance coverage we can offer and/or the maximum amounts of such insurance coverage; or
●	the failure to comply with the applicable laws and regulations for our services as we conduct our current business and expand into new markets, including markets outside Japan.

To successfully introduce and market our services at a profit, we must establish goodwill and brand name recognition among the public so that potential customers of our corporate sponsors will agree to participate in the campaigns we conduct for our corporate sponsors to gather relevant customer data or market our corporate sponsors’ products and services. There are no assurances that we can successfully address these challenges and, if unsuccessful, we and our business, financial condition, and operating results could be materially and adversely affected.

We have operated on a leanly staffed, labor efficiency maximized model thus far. As we expect to expand our services and increase the number of campaigns we will conduct for our corporate sponsors, the future expense levels of our business will be based largely on estimates of planned operations and future revenue. It is difficult to accurately forecast future revenue because both our business and our business models are new to the market and are still developing. If our forecasts prove incorrect, the business, operating results, and financial condition of the Company may be materially and adversely affected. Moreover, we may be unable to adjust our spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in planned or actual revenue may immediately and adversely affect our business, financial condition, and operating results.

We may need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

As of March 31, 2022, we had total assets of JPY182,810 thousand (approximately $1,505 thousand) and a working capital deficit of JPY112,658 thousand (approximately $928 thousand). As of the date of this annual report, we believe we need a minimum of JPY951,985 thousand (approximately $7,839 thousand) in order to fund our presently forecasted working capital requirements over the next 12 months. We have undertaken our initial public offering for purposes of acquiring the required capital and believe that the net proceeds of our proposed initial public offering, if closed, will be sufficient to fund our presently forecasted business plan and scale-up operations over, at least, the 12 months following the date of this annual report. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. In addition, unless we are able to successfully scale our operations and achieve meaningful cash flow from operations, we will require additional capital in order to fund the continued development of our trinity business model following the 12-month period after the date of this annual report. We will endeavor to acquire any additional required funds through various financing sources, including borrowings under our existing loans from financial institutions, the private and public sale of our equity and debt securities, and other third-party financings. In addition, we will consider alternatives to our current business plan that may enable us to achieve meaningful cash flow from operations with a smaller amount of capital. However, there can be no guaranty that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

We have incurred losses from operations during the fiscal years ended March 31, 2022, 2021, and 2020, which rasise substantial dobut about our ability to continue as a going concern. Our ability to continue as a going concern depends on our being able to generate revenue significant enough to result in operating profitability.

We have a history of recurring losses, including a loss from operations of JPY89,842 thousand (approximately $621 thousand), JPY27,754 thousand (approximately $192 thousand), and JPY44,482 thousand (approximately $307 thousand) for the fiscal years ended March 31, 2022, 2021, and 2020, respectively. This operating loss has resulted in an accumulated deficit of JPY511,908 thousand (approximately $3,537 thousand), JPY414,828 thousand (approximately $2,867 thousand), and JPY389,030 thousand (approximately $2,688 thousand) as of March 31, 2022, 2021, and 2020, respectively.

The report of our independent registered public accounting firm for the fiscal year ended March 31, 2022 states that, due to our net losses, significant accumulated deficit, and continuing negative cash flows, there is substantial doubt about our ability to continue as a going concern.

If we are unable to generate enough revenue to result in operating profitability in the future, there may remain substantial doubt about our ability to continue as a going concern and, therefore, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, or at all. Further, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which could cause our investors to lose all or part of their investment.

We face intense competition in the field of marketing, advertising, and market research services, which is likely to intensify further as existing competitors devote additional resources to, and new participants enter, the market. If we cannot compete successfully, we may be unable to increase our revenue or sustain profitability.

We face significant competition from providers of advertising, marketing, and market research services, including market data analysis service providers such as online sentiment and survey companies, product analytics companies, marketing analytics companies, point solution vendors offering usability research tools, research services firms, and panel aggregators, many of whom have significantly more resources than we do. Competition is based on, among other things, rates, availability of markets, quality of products and services provided and their effectiveness, audience coverage, and other factors. The development of new devices and technologies, as well as higher consumer engagement with other forms of digital media, such as online and mobile social networking, are increasing the number of media choices and formats available to audiences, resulting in audience fragmentation and increased competition. Our current and potential competitors may develop and market new technologies, products, or services that render our existing or future services less competitive, or obsolete.

Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and market penetration, higher margins on their products and services, substantially greater financial, technological, and research and development resources and selling and marketing capabilities. As a result, they may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their products and services than we do, or sell their products and services at prices designed to win significant levels of market share. We may not be able to compete effectively against these organizations. In addition, for cost-saving or other reasons, our customers, which are often large consumer goods manufacturers, may decide to conduct directed marketing or market data research in-house. Increased competition and cost-saving initiatives on the part of corporate sponsors are likely to result in pricing pressures, which could harm our sales, profitability, or ability to gain market share.

We had a limited number of customers accounting for a substantial portion of our revenue in fiscal years ended March 31, 2022, 2021, and 2020, respectively. We have not generated revenue from any customer on a recurring basis, and our efforts in expanding our customer base, increasing average contract value, and generating recurring revenue may not be successful, which makes us vulnerable to a near-term severe financial loss.

We have derived a substantial portion of our revenue from a limited number of customers. For the years ended March 31, 2021 and 2020, more than 80% of the consolidated revenue was derived from two and three customers, respectively. In the fiscal year ended March 31, 2022, we received revenue from one corporate sponsor, Paygene Co., Ltd. (“Paygene”), a sales agency for medical devices. In May 2022, we acquired three new corporate sponsors, Beauken Co., Ltd. ("Beauken”), Connect Plus Co., Ltd. ("Connect Plus”), and Y’s Inc. We completed the marketing campaigns for Beauken and Connect Plus in May 2023 and are currently conducting a marketing campaign for Y’s Inc. There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. We have not yet established a recurring customer base that provides us with an ongoing sustainable source of revenue sufficient to cover our operating expenses, which makes us vulnerable to the risk of a near-term severe financial impact if we are unable to secure new revenue generating customer contracts. We will need to develop new campaigns and engage new customers to maintain or increase our service revenue, and there is no assurance that we can do so at a cost-effective manner. In addition, our customers have been concentrated in certain market sectors, such as durables, non-prescription medical treatments and devices, and supplements. If our customers or prospective customers reduce marketing their expenditure because they experience declining or delayed revenue due to market, economic, or competitive conditions, or for other reasons, we could be pressured to reduce the prices we charge for our services or we may not be able to efficiently expand our customer base, which could have an adverse effect on our profit margins and financial position, and could negatively affect our revenue and results of operations and/or trading price of the ADSs.

As our sponsored marketing or market research services have been primarily provided on a campaign basis, revenue from our customers has fluctuated based on the number of the campaigns we may be engaged to conduct for corporate sponsors and the average contract value, which represents the average sponsorship amount from campaigns, during a reporting period, which may be affected by our corporate sponsors’ needs, market conditions, or other factors, some of which may be outside of our control. Our bargaining leverage is often limited with our large manufacturer customers, and we may not be able to obtain the pricing and other terms favorable to us when entering into service contracts with them.

We have not generated recurring revenue from any customer after a campaign designed for such customer has been completed. While we plan to increase our services and revenue by developing and conducting more campaigns for new customers, expanding our service to customers in various industries and markets, increasing campaigns in the market sectors where sponsors are willing to pay a higher fee, and leveraging the relationships we established with our past customers to market additional services to them, there is no guarantee that such efforts to maintain and increase our revenue will be successful or that we can grow our business and revenue cost effectively.

We are not a licensed insurer and depend on third-party insurance companies to provide product insurance or other insurance necessary for our campaigns. Although we have been able to obtain insurance policies used in our past campaigns from multiple providers on competitive terms, there is no guarantee that we may not become dependent on one or a few insurance companies for any special policies needed for our future campaigns.

We are not a licensed insurer and do not provide any insurance that requires a regulatory license. In order to avoid the requirement to obtain an insurance license in Japan, we typically offer to participant users insurance coverage of no more than JPY100,000 (approximately $823). We have used insurance companies to provide certain product insurance and medical insurance policies to cover our business or the participating users in our campaigns. Although we have been able to obtain insurance policies from multiple sources on competitive terms in the past, there may be only a limited number of insurance companies providing the types of insurance policies we may need to use in our future campaigns. In such cases, we may have only limited bargain power and may not be able to obtain our needed insurance policies at an acceptable price, which could limit our ability to increase our profit margin in those campaigns.

If we fail to retain our Chief Executive Officer or attract and retain additional qualified personnel, we may not be able to pursue our growth strategy.

Our future success will depend upon the continued service of our Chief Executive Officer, Mr. Yusuke Shono. We have leveraged his relationships in our business development activities and in obtaining financing for our operations. See “—As a controlled company, we have relied on our Chief Executive Officer to provide guarantees for our corporate loans from financial institutions and for the lease of our corporate headquarters. We have also historically received short-term loans from our Chief Executive Officer and his wholly owned companies to fund our working capital needs. We may not be able to find alternative financing sources on terms equal to or better than those obtained from our Chief Executive Officer, which could adversely impact our ability to secure necessary financing in the future.” The loss of his services could have a material adverse effect on our business, operations, revenue, or prospects. We do not currently maintain key man life insurance on the life of our Chief Executive Officer. In order to implement our growth plans and continue to grow our business, we also need to recruit additional qualified personnel, such as marketing and sales personnel. If we are not able to recruit such qualified personnel as and when needed, or if the labor costs for such additional personnel exceed the additional revenue we can generate, our growth prospects and profit margins will be harmed.

Our success greatly depends upon our ability to generate and maintain goodwill with the public so that potential customers of our corporate sponsors will be willing to participate in the campaigns we design for our corporate sponsors. If we or our corporate sponsors fail to provide satisfactory products and services to our participant users, our brand image may be tarnished and our financial results and prospects for growth may be adversely affected, and we could also incur liability for recommending our sponsors’ products.

Our ability to provide our marketing campaign services to our corporate sponsors greatly depends on our ability to attract an adequate number of users who are within our corporate sponsors’ target customer base to provide data to us or participate in trials or meetings facilitating the sale of our corporate sponsors’ products or services. We sometimes access these users through third-party partners, such as clinics, for our corporate sponsors in the commercial healthcare vertical arena. While most of the corporate sponsors we work with are large reputable manufacturers in Japan, we cannot guarantee that any products and services they provide to the users who participate in our campaigns are free of defect or error or will meet the participant users’ satisfaction each time. In our past campaign for a supplement supplier, we recommended our sponsor’s preventative care supplements to participant users whose gene test results suggested they may need certain micronutrients. We may also make recommendations of our sponsors’ products in future campaigns we design and conduct for other corporate sponsors. We could incur liability in these campaigns and legal costs in defending litigation if our sponsors’ products cause any negative effect on the participant users.

We have developed and offered the Warrantee app that can be installed and used on a mobile phone to streamline the process for users who participate in certain of our campaigns in the durables vertical to provide data to us and to claim product repair service or replacement. Enhancements to our app may not be introduced in a timely or cost-effective manner, may contain errors or defects, and may have interoperability difficulties with users’ devices. If our participant users believe that utilizing our app to participate in our campaigns or claim product repair service or replacement would be overly time-consuming, confusing, or technically challenging, then our ability to use the app to facilitate our campaigns would be substantially harmed.

If we are not able to provide a positive experience and create value to our participant users, we may not be able to establish goodwill among users to attract an adequate number of users targeted by our corporate sponsors to participate in our campaigns or to promote sales of our sponsors’ products in such campaigns, and thus limiting our ability to market our services to corporate sponsors and expand our revenue.

We rely on a combination of patent, trademark, trade secret, and other intellectual property rights and measures to protect our intellectual property. Our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope. As a result, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing and deploying competing technologies, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. As of the date of this annual report, we have three registered patents for the system underlying our business model for us to serve as an intermediary between sponsors, insurance companies, and users and in such role, providing insurance for the users upon terms agreed by the sponsors, and nine registered trademarks and other names and logos used by our Company as trademarks with the Japan Patent Office. Such patents and trademarks are not registered in any other jurisdiction except that Warrantee has been registered in the European Union, the United Kingdom, and Singapore. The success of our business strategy depends on our continued ability to use our existing intellectual property to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet, or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our patents, trademarks, trade secrets, or other intellectual property are infringed, our business, financial condition, and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in business and other revenue. If the intellectual property became subject to third-party infringement, misappropriation, or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property, or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

We rely on information technology, and any material failure, weakness, interruption, or breach of security could prevent us from effectively operating our business.

We rely significantly on information systems, including the collection of participant user data and processing of product insurance claims on our Warrantee app. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of the information systems. Failures of these systems to operate effectively, maintenance problems, or a breach in security of these systems could result in delays in user service and reduce efficiency in our operations.

We collect, store, process, and use personal information and other user data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our business.

We collect, store, process, and use personal information and other data of users participating in our campaigns via electronic means or manually, and we may use third parties that are not directly under our control to do so. In our campaigns we may gather participant users’ personal data, including, among other information, names, addresses, phone numbers, email addresses, payment account information, height, weight, and information such as heart rates, sleeping patterns, and activity patterns. Due to the types of the personal information and data we collect and the nature of our services, our data safety measures and the security features of our app and information systems are critical. If our security measures, some of which we manage using third-party solutions, are breached or fail, unauthorized persons may be able to obtain access to or acquire our participant users’ data. Furthermore, if third-party service providers that host participant users’ data on our behalf experience security breaches or violate applicable laws, agreements, or their policies, such events may also put our participant users’ information at risk and could in turn have an adverse effect on our business. Additionally, if we or any third party, including third-party service providers, were to experience a breach of systems compromising our participant users’ personal data, our brand and reputation could be adversely affected, use of our services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our participant users’ data, we may also have obligations to notify participant users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve in Japan. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises participant users’ data. Given the limited amount of user data we have collected, we do not currently carry insurance coverage that is designed to address aspects of cyber risks, and we will have to pay for all losses or all types of claims that may arise in the event we experience a security breach. In addition, any such security breaches may result in negative publicity, adversely affect our brand, decrease demand for our services, and adversely affect our operating results and financial condition.

Failure to comply with relevant laws and regulations, including those relating to the processing, safekeeping, and use of personal data and the insurance licensing requirements could harm our business, financial condition, or results of operations, and any change in laws and regulations may adversely affect our ability to grow our business.

We are subject to various laws and government regulations, including those relating to the processing, safekeeping, and use of personal data and the Insurance Business Act of Japan (Act No. 105 of 1995, as amended) (the “Insurance Business Act”), in respect of each of which the relevant regulators in Japan have a broad discretion to interpret the relevant laws and regulations. Although we have implemented policies and procedures and business models designed to comply with these laws, there can be no assurance that our employees, contractors, agents, or other third parties will not take actions in violation of our policies or applicable law. Any such violations or suspected violations could subject us to civil or criminal penalties, including substantial fines and significant investigation costs, and could also materially damage our reputation, brands, international expansion efforts, and growth prospects, business, financial condition, and results of operations. Publicity relating to any noncompliance or alleged noncompliance as well as interpretation of such laws and regulations by the relevant regulators could also harm our reputation and adversely affect our business, financial condition, or results of operations. Any change in the laws and regulations as well as interpretation of such laws and regulations by the relevant regulators applicable to us may also adversely affect our ability to grow our business, including by greatly increasing the costs for ensuring compliance with the new laws and regulations.

In addition to the expenses and risk of regulatory compliance, certain government regulations may inhibit our ability to develop and pursue certain corporate sponsorships. For example, we are subject to Japan’s insurance regulations. In our campaigns, if we enter into an insurance contract with a licensed insurer where the participant users are insured and the participant users directly receive insurance proceeds from the licensed insurer, we are not subject to any coverage amount limitation since our activities would not be regarded as “insurance business.” However, if we enter into an insurance contract with the licensed insurer where we are insured and we receive the insurance proceeds from the licensed insurer (which are distributed to the participant users from us), we may be required to obtain an insurance business license, since our activities would be regarded as “insurance business” pursuant to the Insurance Business Act, as interpreted by the Financial Services Agency of Japan, and, in such case, we would incur the resulting costs and burdens of the additional regulatory compliance, unless we limit the maximum amount of insurance coverage we may provide to a participant user in such campaigns to be no more than JPY100,000 (approximately $823). In addition, as the Financial Services Agency of Japan has broad discretion as to the interpretation of the Insurance Business Act, it may amend the detailed requirements under the interpretation (including the amount of the minimum coverage) in the future. Such amendment may require us to adjust our business model, which may harm our revenue prospectus or increase our compliance costs.

All of our revenue has been generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is the Japanese yen. All of our revenue has been generated in Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenue increases substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

Moreover, we do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenue that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates.

Our long-term success depends, in part, on our ability to expand our services to customers located outside of Japan and our future expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results, and financial condition.

We have not provided any service or generated any revenue from customers located outside Japan but expect to do so as part of our growth strategy. We intend to focus our international expansion initially on other Asian countries, particularly Taiwan and Singapore. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple cultures, customs, legal systems, regulatory systems, and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Our operations in international markets may not develop at a rate that supports our level of investment. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

●	recruiting and retaining talented and capable employees in foreign countries;
●	increased exposure to public health issues, such as the COVID-19 pandemic;
●	promoting our business models to customers and users from different cultures, which may require us to adapt to sales and service practices necessary to effectively serve the local market;
●	compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable Japanese and foreign tax laws;
●	compliance with privacy, data protection, encryption, and information security laws, such as the Singapore Personal Data Protection Act of 2012;

●	credit risk and higher levels of payment fraud;
●	weaker intellectual property protection in some countries;
●	compliance with anti-bribery laws;
●	currency exchange rate fluctuations;
●	tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;
●	foreign exchange controls that might prevent us from repatriating cash earned outside Japan;
●	economic or political instability in countries where we may operate;
●	increased costs to establish and maintain effective controls at foreign locations; and
●	overall higher costs of doing business internationally.

Our international operations may be subject to foreign governmental laws and regulations, which vary substantially from country to country. Further, we may be unable to keep up to date with changes in government laws and regulations as they change over time. Failure to comply with these laws and regulations could result in adverse effects to our business. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations and our internal policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and regulations or our internal policies. Violations of laws or regulations by our employees, contractors, partners, or agents could result in litigation, regulatory action, costs of investigation, delays in revenue recognition, delays in financial reporting, financial reporting misstatements, fines, or penalties, any of which could have an adverse effect on our business, operating results, and financial condition.

As a controlled company, we have relied on our Chief Executive Officer to provide guarantees for our corporate loans from financial institutions and for the lease of our corporate headquarters. We have also historically received short-term loans from our Chief Executive Officer and his wholly owned companies to fund our working capital needs. We may not be able to find alternative financing sources on terms equal to or better than those obtained from our Chief Executive Officer, which could adversely impact our ability to secure necessary financing in the future.

As a controlled company, we have relied on our Chief Executive Officer’s business relationships and financial support in our operations. Mr. Shono is the guarantor of all our outstanding corporate loans from financial institutions and our lease for our corporate headquarters. We have also historically received short-term loans from our Chief Executive Officer and his wholly owned companies to fund our working capital needs. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Our Chief Executive Officer and His Wholly-Owned Companies.” If Mr. Shono’s ownership interest in us declines significantly in the future, we may not be able to receive the same level of financial support from Mr. Shono. See “—Our Chief Executive Officer has entered into an agreement with another shareholder that may obligate our Chief Executive Officer to effect a transaction that may be unfavorable to our shareholders and our Company.” Although we expect Mr. Shono to continue to support our growth and development through his role with our Company, Mr. Shono does not have any contractual obligation to provide any operational, financial, or other support to us other than those under the existing guarantees. Our inability to secure additional financing in the future on equal or better terms could be limited and, in such event, could adversely affect our business and operations.

Our Chief Executive Officer has entered into an agreement with another shareholder that may obligate our Chief Executive Officer to effect a transaction that may be unfavorable to our shareholders and our Company.

A share pledge agreement (the “Share Pledge Agreement”) was executed on February 19, 2020, among Hack Osaka Investment Limited Partnership (“Hack”), our Chief Executive Officer, Mr. Shono, and ZENY Inc. (“ZENY”), a company wholly owned and controlled by Mr. Shono, in connection with a pledge to Hack of an aggregate of 868,500 Common Shares held by ZENY and Mr. Shono. The pledge was established as security for the joint and several liability of ZENY and Mr. Shono to pay for the repurchase of the Common Shares acquired by Hack under a share purchase agreement executed among Hack, ZENY, and Mr. Shono on March 29, 2019. The Share Pledge Agreement was supplemented on March 31, 2020 and further amended on March 31, 2022. ZENY was dissolved and liquidated in 2021 and is no longer a party to the Share Pledge Agreement, as supplemented and amended.

Under the terms of the Share Pledge Agreement, as supplemented and amended, the outstanding balance due to Hack as of March 31, 2022 was confirmed as JPY193,390,450 (approximately $1,592,477) as the aggregate principal balance. To release the pledge, Mr. Shono is required, to pay (a) by March 31, 2023, the outstanding aggregate principal balance of JPY193,390,450 (approximately $1,592,477) in a lump sum payment, and (b) monthly installments (equal monthly installments of JPY2,360,000 (approximately $19,433) from April 30, 2022 to February 28, 2023, and JPY2,275,005 (approximately $18,734) on March 31, 2023. If Mr. Shono fails to make any payment under (a) or (b), he is required to use his best efforts to assist Hack in selling the pledged shares to third parties by means of a public offering of the pledged shares or other means of acquisition. Pursuant to the provisions of the agreement, the aforementioned share pledge has been registered on the shareholder registry of the Company. Mr. Shono and Hack are currently in the process of amending the Share Pledge Agreement to extend the outstanding balance due date to March 31, 2024. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Pledge Agreement.”

We have no control over whether Mr. Shono may repay the lump sum payment to Hack on a timely basis. If Mr. Shono fails to make the payment and the pledged shares are required to be sold in a public offering or by other means at a price lower than the prevailing market price, the consequences of such transaction may not be favorable to our other shareholders and may adversely affect the market price of our shares.

Our articles of incorporation exculpate our directors and corporate auditors from certain liability to us or our shareholders.

Our articles of incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable Japanese laws and regulations. We have also entered into a limitation of liability agreement with each of our directors and corporate auditors except our Chief Executive Officer and Chief Financial Officer. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these directors and corporate auditors in connection with any action, proceeding, or investigation in those capacities. We have not entered into any limitation of liability agreement with our Chief Executive Officer or Chief Financial Officer, as Article 427 of the Companies Act of Japan (the “Companies Act”) does not allow companies to enter into limitation of liability agreements with executive directors (gyomu-shikko-torishimariyaku).

The limitation on liability provided by our articles of incorporation and the limitation of liability agreements with our non-executive directors and corporate auditors may reduce the likelihood of derivative litigation against directors and corporate auditors and may discourage or deter our shareholders from suing them based upon breaches of their duties to us. Successful claims for indemnification by our non-executive directors and corporate auditors may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us. While we plan to procure directors’ and officers’ liability insurance policies if we close our proposed initial public offering, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

Risks Relating to Our Common Shares and the Trading Market

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 20,004,000 of our Common Shares are issued and outstanding, and none are freely tradable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Our board of directors may determine the number of Common Shares to be issued as equity compensation from time to time, and the future issuance of additional Common Shares in connection with such issuances or in other transactions may adversely affect the market of the ADSs.

We from time to time may grant equity-based compensation in the form of stock options or other equity incentives to our directors, internal corporate auditors, employees, and external consultants. The number of Common Shares to be issued for such purpose may be determined by our board of directors without any further action or approval of our shareholders, subject to certain exceptions. As of the date of this annual report, 2,073,000 Common Shares were issuable upon exercise of outstanding stock options at a weighted average exercise price of JPY55.20 per share. If and when these options are exercised for our Common Shares, the number of Common Shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. Any Common Shares to be issued as equity-based compensation, the exercise of outstanding stock options, or in other transactions, including future financing transactions, would dilute the percentage ownership held by our current shareholders.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;
●	sales of the ADSs or Common Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have identified deficiencies that could aggregate to a material weakness in our internal control over financial reporting. If our remediation of these deficiencies is not effective, or if we identify additional material weaknesses or control deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our Company.

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2022, we have identified certain deficiencies resulting from multiple audit adjustments that could aggregate to a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis. Our Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting were deficient primarily due to (i) a lack of manpower in our accounting department, which may reduce the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and (ii) failure to timely file our annual report on Form 20-F for the fiscal year ended March 31, 2022. The primary deficiencies related to audit adjustments are due to this shortage of staff within our internal accounting department, in addition to the burdens of reporting under U.S. GAAP. As of March 31, 2022, we did not have an effective internal control in place to monitor the progress of all aspects of our SEC reporting and disclosure requirements to timely identify delays, resulting in us being unable to timely meet our reporting and disclosure requirements with the SEC. We are re-evaluating our internal procedures to reduce delays in our future periodic and current reports and plan to adopt certain remedial measures to this effect, including, but not limited to, adopting formal internal policies and guidance on the monitoring of our SEC reporting and disclosure requirements and holding regular training sessions for our internal accounting staff related to SEC reporting and U.S. GAAP requirements. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to correct the material weakness or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” in April 2029, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations has nonetheless increased and will continue to increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports and reports of foreign private issuer with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in an increased likelihood of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation, and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and executive officers.

We were not in compliance with our periodic reporting obligation under the Exchange Act by failing to file our annual report on Form 20-F for the fiscal year ended March 31, 2022 on a timely basis. In the event that we become delinquent with our SEC reporting obligation again, we may not be able to provide up-to-date disclosure to the public market, the ADSs may be considered highly risky or worthless, and the ADSs may be delisted from NASDAQ.

We have become subject to periodic reporting obligations under the Exchange Act since June 30, 2022, when our registration statement on Form F-1, as amended (File No. 333-265511), was declared effective by the SEC. As a reporting company and a foreign private issuer, the prescribed deadline for us to file our annual report on Form 20-F for the fiscal year ended March 31, 2022 was July 31, 2022, which annual report we did not file until June 16, 2023.

Such failure to satisfy our periodic reporting obligation represents a deficiency in our internal controls over financial reporting. See also “—We have identified deficiencies that could aggregate to a material weakness in our internal control over financial reporting. If our remediation of these deficiencies is not effective, or if we identify additional material weaknesses or control deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our Company.”

Further, any failure by us to comply with our SEC reporting obligation in the future may materially and adversely affect investors’ investment in the ADSs. For instance, in the event that we fail to timely file any periodic reports or current reports, we may not be able to provide up-to-date disclosure to the public market, and the ADSs may be considered highly risky or even worthless as a result. Additionally, under Nasdaq Listing Rule 5250(c)(1), a foreign private issuer listed on NASDAQ is required to timely file all required periodic financial reports with the SEC. Should an approval be granted to us on our listing application with NASDAQ and we become subsequently listed, any delinquency under Nasdaq Listing Rules as a result of failing to comply with SEC reporting obligation may cause the ADSs to be delisted from NASDAQ. In such event, the value and liquidity of investors’ investment in the ADSs may be materially and adversely affected. Failure to comply with reporting obligation will also render us ineligible to use Form F-3 for registration of securities offered by us.

Our Chief Executive Officer owns a majority of our Common Shares and can exercise significant influence on the Company’s activities, thereby limiting a shareholder’s ability to influence our business and affairs.

Yusuke Shono, our Chief Executive Officer and a director, beneficially owns approximately 84.8% of the outstanding Common Shares. Consequently, Mr. Shono is able to control key corporate decisions, thus limiting the ability of the holders of the ADSs to influence matters affecting our Company. As a shareholder, Mr. Shono may be able to influence the outcome of matters submitted to shareholders for approval, including amendments of our organizational documents, issuance of additional Common Shares, approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder’s ability to fully influence our business and affairs through voting its Common Shares may be limited.

In conjunction with the consummation of our proposed initial public offering, we will adopt a related party transaction policy, which will require that all related party transactions that meet the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act be disclosed to and approved by all our board of corporate auditors. We expect that, with the adoption of the related party transaction policy and a more active role to be played by our board of auditors in reviewing and monitoring related party transactions, proper controls will be put in place to safeguard the Company’s interests in any related party transactions. However, given the influence of Mr. Shono on our corporate matters, including his ability to control the election of our directors due to his controlling stake in the Company, there is no guarantee that our future related party transactions involving Mr. Shono will be carried out on an arms’ length basis or on terms that are most favorable to us and our shareholders.

As a foreign private issuer, we have followed home country practice even though we are considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

Our largest shareholder, Mr. Yusuke Shono, owns more than a majority of the voting power of our outstanding Common Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;
●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and
●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than relying on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends on our Common Shares for the foreseeable future.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese company may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Common Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Common Shares underlying the ADSs. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Common Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our Common Shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADSs holders will receive these distributions in proportion to the number of Common Shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Common Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Common Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Common Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Common Shares or other deposited securities after deducting its fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Common Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Common Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Common Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying our Common Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying our Common Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Common Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Common Shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Common Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Common Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we have a three-member board of corporate auditors instead of an audit committee and we do not have a standalone compensation committee or nomination and corporate governance committee of our board.

In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion and Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We have applied to list the ADSs representing our Common Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Even if the ADSs are listed on Nasdaq, we cannot assure you that the ADSs will continue to be listed on Nasdaq. In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;
●	reduced liquidity with respect to the ADSs;
●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Common Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Common Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2022 taxable year. However, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Direct acquisition of our Common Shares, in lieu of ADSs, is subject to a prior filing requirement under the amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act of Japan and related regulations.

Under the amendments in 2019 to the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) (“FEFTA”) and related regulations, direct acquisition of our Common Shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Item 10. Additional Information—D. Exchange Controls”) could be subject to the prior filing requirement under FEFTA, regardless of the amount of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our Common Shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our Common Shares directly.

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs since the depositary received clearance for the acquisition of our Common Shares underlying the ADS in June 2022. In addition, any Foreign Investor expecting to receive delivery of our Common Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying Common Shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our Common Shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying Common Shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our Common Shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10. Additional Information—D. Exchange Controls.”

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Structure

We began our operations through Warrantee, a joint-stock corporation organized under the laws of Japan on October 21, 2013. On July 12, 2019, Warrantee incorporated a wholly owned subsidiary, Warrantee Pte. Ltd., in Singapore as a private company limited by shares.

Corporate Information

Our principal executive offices are located at 1103 Kitahama Craft, 2-4-1 Doshomachi, Chuo-ku, Osaka City, Osaka 541-0045, Japan, and our phone number is+81(0) 6-6227-8775. Our website address is https://warrantee.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.	Business Overview

Overview

We are a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns, while providing our corporate sponsors’ potential customers who participate in our campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by our corporate sponsors.

Our Company was founded in Japan in 2013. Beginning in 2018, we have focused on developing a suite of specialized marketing and market research services through campaigns for enterprises, which we refer to as our corporate sponsors or sponsors in our campaigns. These services are designed to collect and leverage targeted and specialty data of our corporate sponsors’ potential customers to provide proprietary market insights to our corporate sponsors and promote the sales of their products. In addition to our Chief Executive Officer and Chief Financial Officer, we operate our business with one full-time employee in charge of accounting matters and one part-time employee in charge of sales matters in Japan. We have a limited operating history with our campaign services, including a limited number of corporate sponsors (three in the fiscal year ended March 31, 2020, three in the fiscal year ended March 31, 2021, and one in the fiscal year ended March 31, 2022), on whom our business has been substantially dependent. We cannot guarantee that, with our current limited resources, we can adequately grow our business, increase our sponsor base, or manage our operations as a publicly traded company in the United States. In addition, the loss of any corporate sponsor in the absence of securing new business would have a material adverse effect on our operations and financial condition.

At the core of our current business of providing marketing campaign services is our trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom we also refer to as users, and Warrantee, and is designed to benefit all three stakeholders. This model is exemplified by our sponsored product insurance model used in our durables vertical. Under the sponsored product insurance model, we provide product insurance in the form of a limited extended warranty for appliances to users participating in our marketing campaigns, in exchange for their personal, purchase, or other data needed by our corporate sponsors, which we provide to our corporate sponsors for a sponsorship fee. We typically provide to participant users no more than JPY100,000 (approximately $823) of insurance coverage in order to comply with Japanese insurance regulations. Our collected user data enables our corporate sponsors to gain insights on their potential customers’ purchase patterns and inform our sponsors’ formulation of marketing strategies. In each campaign, within the covered period, if a participant user’s registered appliance breaks down, the user may elect to use the insurance coverage to pay for repair services or a replacement. Should a participant user make a claim for a replacement, we will only use the insurance coverage to subsidize a purchase of our corporate sponsor’s product. In this way, our campaigns can potentially increase sales of our sponsors’ products. We use the sponsorship fees to cover our operational costs, including purchasing product insurance from licensed insurers for participant users.

In 2020, we expanded our marketing campaign services to corporate sponsors in the commercial healthcare vertical. Based on our trinity model, we have designed and conducted campaigns for corporate sponsors in the commercial healthcare vertical, which use sponsorship fees to provide certain types of medical insurance or other healthcare benefits in exchange for user data. Such model has the potential of increasing sales of such corporate sponsors’ products by means of such marketing. In June 2022, we further expanded our marketing campaign services by initiating a sponsor campaign for an employment agency, pursuant to which we will provide to the sponsor’s labor pool members a limited amount of unemployment insurance in exchange for their personal data.

For the fiscal years ended March 31, 2022, 2021, and 2020, we generated total revenue of JPY224,727 thousand (approximately $1,553 thousand), JPY212,000 thousand (approximately $1,465 thousand), and JPY57,674 thousand (approximately $399 thousand), respectively, and incurred net losses of JPY97,080 thousand (approximately $799 thousand), JPY25,798 thousand (approximately $212 thousand), and JPY48,334 thousand (approximately $433 thousand), respectively. We have had only 11 customers and associated marketing campaigns to date, including one currently ongoing sponsor contract with Paygene, which will expire on December 31, 2023, one sponsor contract with Y’s Inc. that expired on May 26, 2023, which we are in the process of extending to July 2023, and two customers, Beauken and Connect Plus for which we completed marketing campaigns in May 2023. We have not yet established a recurring customer base that provides an ongoing sustainable source of revenue sufficient to cover our operating expenses. If we are unable to develop new sponsor contracts or other revenue sources, we may not be able to sustain our operations.

We believe our trinity model creates value for both our corporate sponsors and participant users. We expect to design and conduct more campaigns based on our trinity model in our two existing verticals, as well as in other market verticals as part of our growth strategy.

Sponsored Marketing and Market Research Services

We are focused on offering marketing campaign services, which may help drive revenue growth for our corporate sponsors through demand and behavior analysis and direct incremental sales. We believe that our marketing campaign services provide manufacturers and suppliers greater clarity on aspects of product purchases, such as stock-keeping unit, price, quantity, and timing by their customers or potential customers. We collect relevant granular sales data points and provide to our corporate sponsors organized user data that may be used for retargeting or marketing activities.

To facilitate our data collection and to provide convenience to participant users, we have developed and provided a mobile app for our campaigns for certain of our campaigns in the durables vertical, which allows participant users to input data and make claims for repair services or replacements through the app. Our app is available through the iTunes Store and Google Play in Japan. For cost efficiency or to accommodate less tech savvy participant users, we also utilize a manual process of data collection. All user data collected are owned by Warrantee, and we impose contractual limitations on use periods and purposes to our sponsors or obtain a confirmation letter stating that our sponsors have discarded all user data provided by Warrantee.

Currently, we primarily provide our marketing and market research services to corporate sponsors on a campaign-by-campaign basis, and our campaigns are customized for each corporate sponsor based on our trinity model. We also provide traditional marketing consultancy and related services to corporate sponsors. We have focused on developing customers in the durables vertical and the commercial healthcare vertical thus far and are also actively exploring opportunities to provide services to customers in other market verticals.

Durables Vertical

We primarily apply our sponsored product insurance model in organizing our campaigns for our corporate sponsors in the durables vertical, which include manufacturers, suppliers, and agencies marketing or selling household appliances and other durables. Our campaigns in this vertical provide extended warranty coverage on durables for participant users. Our participant users may be consumers or business entities. As of the date of this annual report, we have served a total of seven sponsors in this vertical, including one appliance manufacturer and one repair service provider in the fiscal year ended March 31, 2020, two appliance manufacturers in the fiscal year ended March 31, 2021, a medical device sales agency, Paygene, for which we are conducting a marketing campaign as of the date of this annual report, and a real estate management firm, Connect Plus, for which we completed a marketing campaign in May 2023 directed to the existing tenants at the sponsor’s properties.

In a typical campaign, in partnership with our corporate sponsor or an advertising agency, we access and recruit participant users via flyers, email, social media, phone calls, or through person-to-person outreach. After signing our consent form to participate in the campaign, a participant user is requested to provide personal or other identification data, such as a name and contact information, answer questions designed to gather targeted and relevant information for our sponsor, and register all appliances the user owns that are of the same type as sold by our sponsor. For participant users who use our mobile app, and if we have a campaign launched on the app, participant users can provide requested information and register their products on the app.

In exchange for the requested data, we provide to each participant user one year of product insurance coverage of up to JPY100,000 (approximately $823) for the user’s registered appliances. The coverage can be used to pay for repair services or replacements if a registered appliance breaks down, regardless of whether such appliance is still within the warranty period provided by the manufacturer. If the user chooses a replacement, our coverage can only be used to purchase the replacement product from our sponsor.

After we collect the user data, we organize the data and provide it to our sponsor. In return for the information, the sponsor pays a sponsorship fee to us, which we use to cover our operating costs, including purchasing product insurance from licensed insurers to provide coverage to the participant users.

We believe our sponsored product insurance model benefits both our corporate sponsors and participant users. This model enables participant users to receive product insurance coverage without paying any cash premium and enables our corporate sponsors to receive targeted and relevant user data in a cost-efficient manner to inform their business and marketing decisions. As we effectively subsidize our participant users’ purchase costs if their registered products break down and if they elect to use our coverage to purchase replacements from our sponsors, we expect our participant users to be incentivized to purchase replacements from our sponsors instead of repairing broken products. We believe this can potentially generate new sales for our sponsors.

Commercial Healthcare Vertical

We entered the commercial healthcare vertical in 2020 by adapting our trinity model for the design and conduct of customized campaigns for corporate sponsors in this vertical, which include manufacturers, suppliers, and agencies marketing or selling health care related goods or services. Our campaigns in this vertical allow participant users who are generally consumers to receive complimentary examinations or treatments for ailments and procedures that are usually not covered by Japan’s “universal” coverage program. In our campaigns, we use sponsorship fees to pay the costs to enable these complimentary examinations or treatments to be available for participant users in exchange for their health and other data needed by our sponsors. As of the date of this annual report, we have served a total of three sponsors in this vertical, including one medical device manufacturer in the fiscal year ended March 31, 2020, one supplement supplier in the fiscal year ended March 31, 2021, and a manufacturer of health food products, Beauken, for which we completed a marketing campaign in May 2023.

The healthcare system in Japan requires that all residents maintain health insurance coverage. The country has a statutory health insurance system that subsidizes citizens who are not covered under an employment-based or private health insurance plan with a blanket “universal” coverage program. While this system helps maintain baseline coverage, the statutory and employer-based programs are often rigid. For example, employer-based programs typically do not allow employees the flexibility of selecting end healthcare providers, and there are often specific health and medical applications that are excluded from coverage. These restrictions have led to the growth of the Japanese private health insurance market, which range from critical quality of life functions tied to cancer or cardiac outcomes to more cosmetic oriented procedures, such as orthodontics or plastic surgery, usually for a high premium.

Within this vertical, we have two primary types of corporate sponsors. The first type is medical device manufacturers which provide medical devices that are generally not covered under Japan’s government-run universal medical insurance program. In the campaign we conducted for a medical device manufacturer in the fiscal year ended March 31, 2020, we subsidized the insurance costs for participant users to enable them to test use certain knee regenerative treatment devices of our sponsor in exchange for their personal and use data. In this campaign, we used sponsorship fees to purchase special commercial medical insurance policies for participant users providing coverage up to JPY100,000 (approximately $823) per participant user, which enabled the participant users to receive certain regenerative treatments not covered by the “universal” coverage program and test use our sponsor’s devices. In addition to receiving the target user data, upon the conclusion of our campaign, more than half of the participant users purchased our sponsor’s devices.

Our other type of customer is a manufacturer and/or supplier of supplement and health food products. In the campaign we conducted for a supplement manufacturer in the fiscal year ended March 31, 2021 and our recently completed campaign for Beauken, we used sponsorship fees to purchase and provided gene testing kits that help test potential metabolic and genetic traits of disease to participant users in exchange for their health data. In providing the test results for participant users, we also made recommendations of our sponsor’s preventative care supplements and health food products to participant users whose test results suggested they may need certain micronutrients. For participant users who decided to purchase our sponsor’s products, they were directed to make orders with our sponsor. We believe by promoting users’ awareness of our sponsor’s supplements through our campaign, we could increase sales of our sponsor’s supplements.

Additional Verticals

Our strategy includes, among other things, the development of and entry into other industry verticals. For example, in May 2022, we were engaged by Y’s, Inc., a Kyoto, Japan based employment agency, to design and launch a campaign directed at persons placed by Y’s placement services, pursuant to which users receive a limited amount of unemployment insurance, up to JPY100,000 (approximately $823), in exchange for their personal data. We believe that campaigns on behalf of corporate sponsors that offer users limited unemployment insurance will be attractive in times of macroeconomic uncertainty, such as those experienced by our addressable markets as of the date of this annual report.

Customers

Our primary source of revenue is derived from corporate sponsorship contracts for our campaigns. We have also generated revenue from miscellaneous services, including advertising, licensing fees, and system development services from time to time, though we do not expect to engage in any significant activity or incur significant revenue or expenses with regard to miscellaneous services going forward. Our customers include both established companies, such as Daikin Industries, Ltd., and growth companies. Our customers for our campaign services have been concentrated in the durables and commercial healthcare verticals, and we plan to expand our services to potential customers in other market verticals.

In the fiscal year ended March 31, 2022, we generated revenue from one corporate sponsor, Paygene, in the durables vertical, which accounted for 100% of our total revenue since in that fiscal year. Paygene is a sales agency for medical devices. Pursuant to the sponsor contract with Paygene, as amended, we will provide to Paygene certain requested information of 40 hospitals or clinics (the “Required Delivery Number”) each month for a monthly fee of ¥16,000 thousand (approximately $132 thousand) from January 1, 2021 to December 31, 2023, provided that, if we deliver information for a number of participant hospitals and clinics (the “Actually Delivered Number”) that is greater than the Required Delivery Number, Paygene will pay us an additional fee equal to a per billing unit price of ¥400 thousand (approximately $4 thousand) (the “Per Billing Unit Price”) multiplied by the difference by which the Actually Delivered Number exceeds the Required Delivery Number, and if we fail to deliver information for the Required Delivery Number, our fee will be reduced by an amount equal to the Per Billing Unit Price multiplied by the difference by which the Required Delivery Number exceeds the Actually Delivered Number. This sponsor contract automatically renews for successive one-year terms unless either party gives the other party termination notice one month before the expiration date. Either Paygene or we may terminate this contract if (i) the other party commits a breach and fails to cure such breach in 30 days after notice, (ii) if the other party commences certain liquidation or bankruptcy proceedings, or (iii) if the other party commits fraud or other similarly improper acts and the parties fail to resolve the issue.

Under this sponsor contract, we are requested to provide purchase and use data of certain medical devices and contact information of doctors at the participant hospitals and clinics as well as an opportunity for Paygene to conduct pitch meetings with the participant hospitals and clinics. We have leveraged our Chief Executive Officer’s relationships with certain hospitals and clinics in gathering and delivering the requested information and arranging the meetings. We have used our sponsored product insurance model to incentivize other hospitals and clinics with which we do not have relationships to participate in our campaign by providing product insurance coverage for their medical devices in exchange for their consents to provide the requested information and attend pitch meetings with Paygene. We can provide coverage above JPY100,000 (approximately $823) for each participant clinic or hospital without obtaining an insurance business license as the participant hospitals and clinics will be directly insured by the policies we purchase for them. As of March 31, 2023, our Actually Delivered Number had met or exceeded the Required Delivery Number each month. There is no guarantee that we can continue to successfully deliver the requested information and arrange pitch meetings for Paygene. If we fail to meet the Required Delivery Number, our monthly fee from this contract may be substantially reduced.

For the years ended March 31, 2022, 2021, and 2020, one customer, two customers, and three customers, respectively, accounted for 100%, 84%, and 93%, respectively, of our total revenue. Revenue, which was related to sales in Japan, from those customers totaled JPY224,727 thousand (approximately $1,851 thousand), JPY177,000 thousand (approximately $1,458 thousand), and JPY53,895 thousand (approximately $483 thousand) of the total revenue of JPY224,727 thousand (approximately $1,851 thousand), JPY212,000 thousand (approximately $1,901 thousand), and JPY57,674 thousand (approximately $517 thousand) for the years ended March 31, 2022, 2021, and 2020, respectively. Our revenue from miscellaneous system development services, constituted approximately 75% of our total revenue in the fiscal year ended March 31, 2020, but such revenue decreased to less than 10% of our total revenue in the fiscal year ended March 31, 2021, and further decreased to zero in the fiscal year ended March 31, 2022, as we continuously transitioned to focusing on our marketing campaign services and reduced those miscellaneous services. The following represents revenue attributable to each of these customers as a percentage of total revenue for each respective year.

	Fiscal Year Ended
	March 31,
	2022	2021	2020
Customer A(1)	100%	—	—
Customer B(2)	—	51%	—
Customer C(1)	—	33%	—
Customer D(3)	—	—	52%
Customer E(3)	—	—	24%
Customer F(1)	—	—	17%
(1)	Durables
(2)	Commercial healthcare, including supplements
(3)	Miscellaneous services

Our sponsorship fee for each campaign is often a fixed amount paid in advance, which is calculated based on a per user rate and an estimated participant number. Contract value varies depending on sponsors. We anticipate our average contract value to increase as we continue to expand sponsor relationships in the commercial healthcare vertical, where our experience indicates that customers tend to agree to pay a higher rate for each user engaged in our campaigns.

Recent Development

In May 2022, we entered into corporate sponsorship contracts with Beauken, Connect Plus, and Y’s Inc. We completed the marketing campaigns for Beauken and Connect Plus in May 2023 and are currently conducting a marketing campaign for Y’s Inc.

●	Beauken manufactures and sells health food products. Pursuant to the corporate sponsorship contract, we provided to Beauken’s existing and potential customers free genetic testing in exchange for their personal data. Beauken has agreed to pay us JPY10,000 (approximately $82) for each set of personal data, subject to a maximum of 20,000 sets of personal data, for a maximum potential contract value of $1.6 million. Our corporate sponsorship contract had a term of one year and ended on May 29, 2023.
●	Connect Plus is a financial advisory and real property management firm. Pursuant to the corporate sponsorship contract, we provided to the tenants of the properties managed by Connect Plus a warranty for repair or replacement of air conditioners and other equipment installed on the property up to JPY100,000 (approximately $823), in exchange for the tenants’ personal data. Connect Plus agreed to pay us ¥10,000 (approximately $82) for each set of personal data, subject to a maximum of 10,000 sets of personal data, for a maximum potential contract value of $820,000. Our corporate sponsorship contract had a term of one year and ended on May 29, 2023.
●	Y’s, Inc. is an employment agency. Pursuant to the corporate sponsorship contract, we will provide to persons placed by Y’s a limited amount of unemployment insurance, up to JPY100,000 (approximately $823), in exchange for their personal data. Y’s, Inc. has agreed to pay us ¥10,000 (approximately $82) for each set of personal data, subject to a maximum of 10,000 sets of personal data, for a maximum potential contract value of $820,000. Our corporate sponsorship contract has a term of one year ending May 26, 2023 and we are in the process of extending the contracts to July 2023.

Market

We operate in the competitive marketing and market research technology industry in Japan. Our sponsors generally view our services as a substitute to other means of advertising and marketing, including social media marketing, direct response marketing, TV or radio ads, and other advertising. In contrast to traditional advertising media, we believe our services provide sponsors an effective, differentiated targeted marketing program that generates actionable customer insights, including specific consumer information and purchase data and potential increase of revenue through new sales.

Our Growth Strategy

Domestically, we strive to continue our growth through demonstrated track records on return on investment for sponsors and increased branding with their potential customers. By demonstrating tangible return on investment for sponsors and growing usage by their potential customers, we believe we will continue to be able to increase adoption from both stakeholders as we scale the business across more corporate sponsors. Additionally, we plan to leverage outbound marketing—including through an expansion of agency network referrals, recruitment of internal sales staff, and general advertising and promotion—to attract new corporate sponsors.

Our focus domestically will be to expand the number of corporate sponsors for whom we provide marketing and market research services, increase the frequency of campaigns for sponsors, increase the average rate charged per participant user in our campaigns, and enter into other industry verticals. Our strategy is to monetize the higher per user pricing often associated with the commercial healthcare vertical and other verticals we identify and pursue, which we expect will help improve our contract value and core business growth and profitability. We believe our trinity model is widely applicable across many traditional industries and new growth industries, given the benefits we provide to our sponsors’ potential customers with no cash payment required.

Our primary focus in the near term is to continue to grow our business based on the trinity model, where we believe we deliver quantifiable campaign results for our sponsors and value to the participant consumers. We currently do not have any international operations. We intend to expand our business internationally with an initial focus on other Asian countries, particularly Taiwan and Singapore. Our international growth strategy is expected to rely on a hub and spoke model, whereby we plan to leverage parent company relationships with multinational Japanese companies to target their international subsidiaries and their local campaigns outside Japan.

Competition

We view our core service offerings to corporate sponsors as a form of targeted marketing—one which offers higher tangible return on marketing spend and both quantitative and qualitative feedback that directly impact product offerings. Our business model overlaps with the broad mass media and advertising industry which, in Japan, is dominated by the large advertising giants, such as Dentsu, Hakuhodo, CyberAgent, Asatsu-Dk, and others.

By comparison, according to Dentsu, overall advertising expenditures in Japan increased 1.9% year-over-year to JPY6,938.1 billion in 2019, while Internet advertising continued to replace traditional television and radio advertisements. We believe our services fall within the intersection of Internet marketing and the niche of “newly established categories,” including events, exhibitions, screen displays, and live advertisements, which has also experienced solid growth at the expense of traditional advertising.

Our Competitive Strengths

We believe our competitive strengths in the targeted marketing service space include:

●	Combination of Targeted Marketing and Market Research Services for Sponsors: As corporate sponsors increasingly search for data intelligence to predict and monetize customer trends, our campaigns can provide insights into customer behavior with incremental revenue generated from related sales.
●	Building Goodwill with Potential Customers: When we conduct campaigns for our sponsors, we will disclose our sponsors’ sponsorship. As we use sponsorship fees to provide tangible benefits to participant users with no cash payment required, we believe our campaigns can help our corporate sponsors build goodwill with their potential customers.
●	Patent Protection of the System Underlying Our Sponsored Product Insurance Model: The system underlying our sponsored product insurance model, which is for us to serve as an intermediary between sponsors, insurance companies, and users and in such role, providing insurance for the users upon terms agreed by the sponsors, is patent protected in Japan. We believe this prevents other marketing agencies from adopting a similar model of using sponsored insurance to solicit user data in the durable vertical, which is one of the major verticals for our current customers and targeted customers.

Human Capital

We currently operate with a very limited staff and use mostly third-party providers to provide the services required by each campaign on an as-needed basis. All business critical functions are decided by our Chief Executive Officer and Chief Financial Officer, with the day-to-day administrative functions outsourced to professional vendors. As part of our development strategy, we have strived for continued growth while managing our operating expenses, including labor costs. We plan to maintain this approach as we seek to increase our employee base to accelerate expansion of our business and support the infrastructure of a public company. As of the date of this annual report, in addition to our Chief Executive Officer and Chief Financial Officer, we have one full-time employee in charge of accounting matters and one part-time employee in charge of sales matters. We will need to increase our staff substantially in order to operate as a public company and grow our business. We intend to allocate a portion of the net proceeds of our proposed initial public offering, if closed, towards the hiring of additional employees, including sales and marketing personnel and accounting and financial reporting personnel. However, there can be no assurance that we will be able to hire and retain experienced and qualified employees in the near term, which could adversely impact our ability to operate as a public company and to grow our business. Our Company is not required by law to be unionized and, to date, has not been unionized. As such, we are not required to engage in collective bargaining procedures with any unions under Japanese labor laws.

Insurance

We plan to procure directors’ and officers’ liability insurance for our directors and corporate auditors after our proposed initial public offering, if the offering closes. We do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage we maintain is in line with the industry.

Property and Equipment

We do not own any real property. We entered into a lease with Daiwa k. Co., Ltd. on February 3, 2014 for 494.5 square feet of office space, which is used as our headquarters in Osaka City, Osaka, Japan. The monthly rent for this lease is JPY148 thousand (approximately $1.3 thousand). The current lease term expires on February 27, 2024 and is automatically renewable for two-year terms, unless a notice is provided from the landlord at least six months prior to the last day of the then-current term. Mr. Shono, our Chief Executive Officer, is a guarantor of this lease.

In addition, we sublease additional office space for 619 square feet in Tokyo, Japan from Lotus Wise Partners Co., Ltd., a shareholder of our Company which owns less than 5% of our outstanding Common Shares and which is controlled by a corporate auditor of our Company. The monthly rent for this lease is JPY250 thousand (approximately $2.2 thousand). The current lease term expires on August 31, 2023 and is not renewable in the absence of renewal of the master lease between Lotus Wise Partners Co., Ltd. and the master landlord. We cannot assure you that this lease will be renewed on commercially reasonable terms, or at all. If the lease is not renewed or is renewed at a rent substantially higher than the current rate, our business and results of operations may be materially and adversely affected. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Lotus Wise Associates Co., Ltd.”

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. As of the date of this annual report, we have three registered patents protecting the intellectual property of the system underlying our sponsored product insurance model, which enables us to serve as an intermediary—helping facilitate data in exchange for insurance benefits—among sponsors, insurance companies, and users. We also have nine registered trademarks, including our names and marks, Warrantee, Warrantee Now, Free Insurance, our logo, and the Warrantee Now logo, with the Japan Patent Office. Our patents have a term of 20 years and will expire on March 20, 2039. Our patents and trademarks are not currently registered in any other jurisdiction, except that Warrantee has been registered in the European Union, the United Kingdom and Singapore. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries, such as Taiwan and Singapore, will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our patents, trademarks, trade secrets, or other intellectual property are infringed, our business, financial condition, and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents, and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of our intellectual property which, in turn, could lead to a decline in business and our revenue. If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Seasonality

Our business is not subject to seasonal fluctuations.

Regulations

Personal Information Protection

In Japan, the Act on the Protection of Personal Information (the “APPI”) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and taken appropriate measures to maintain the security of such personal information. We are also restricted from providing the personal information of a person (the “principal”) to third parties without the consent of the principal. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries. A Personal Information Handling Business Operator (as defined below) shall not transfer a person’s personal data to third parties, including its affiliated entities without the prior consent of the principal unless an exception applies (Article 27, Paragraph 1 of the APPI).

A “Personal Information Handling Business Operator” is defined as a person (including a judicial person and excluding any administrative organizations) providing a personal information database for use in business (Article 16, Paragraph 2). Our business utilizes the personal information obtained from participant users, thereby subjecting our Company to the provisions applicable to the Personal Information Handling Business Operator. Under the APPI, the prior consent of the principal to a transfer of such person’s personal data (including Sensitive Information (as defined below)) is not required if the transfer:

(a)	is specifically required or authorized by any laws or regulation;
(b)	the amount of which are reasonably law based on common sense means JPY100,000 or less (the “Threshold”);

(c)	is necessary for improving public health and sanitation, or promoting the sound upbringing of children, and the consent of the principal is difficult to obtain; or
(d)	is made in a case where there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining the principal’s consent would interfere with the performance of the said affairs.

Furthermore, the Personal Information Handling Business Operator shall, unless an exception listed above applies, not acquire Sensitive Information (such as personal information relating to physical or mental disabilities, medical records, and medical and pharmacological treatment) without obtaining prior consent from the principal (Article 2, Paragraph 3 and Article 20, Paragraph 2 of the APPI).

We gather personal information from participant users and transfer them to our corporate sponsors in conducting our campaigns for our corporate sponsors. Therefore, we are required to obtain consents from the participant users prior to the transfer of their information to our corporate sponsors. Some of the information we collect could fall under the category of sensitive personal data under the APPI. In addition, we gather personal information including diagnosis records, which is understood to typically fall under the Sensitive Information,  from participant users in our campaigns for corporate sponsors in the healthcare industry. Therefore, we are required to obtain prior consent from the participant users to obtain the Sensitive Information.

When storing personal information, it is necessary to manage it safely so that it will not be leaked and the database storing the information is not breached. For the safe management, the APPI requires the Personal Information Handling Business Operator to establish an information security system. It includes establishment of the fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, and physical security control. As for the fundamental rules, we have two internal rules, “Rules on Personal Information Protection” and “Basic Policy on Handling of Personal Information,” which govern personal information protection. Under the Rules on Personal Information Protection, we appointed our Chief Executive Officer, as the person who is responsible for personal information management. We provide a copy of our privacy policy and relevant contact information on our website.

The Insurance Business Act

The Insurance Business Act prohibits any person from conducting insurance business without obtaining an insurance business license. Under Article 2, Paragraph 1 of the Insurance Business Act, the term “insurance business” is defined to generally include (i) the business of underwriting insurance for which premiums are received in exchange for an agreement to pay a fixed amount of insurance proceeds in connection with the life or death of an individual, (ii) insurance for which premiums are received in exchange for an agreement to compensate for damage caused by specific and accidental events, and (iii) other insurances known as so-called life insurance or non-life insurance, with certain exceptions. We do not hold an insurance business license under the Insurance Business Act though we use the term “Free Insurance” as a trademark in conducting our business in Japan.

The Financial Services Agency of Japan (“JFSA”) publishes the Guideline related to Insurance Companies (for insurance companies that provide small size/short-term insurances) (the “Guideline”) in connection with interpretations of the Insurance Business Act. Among others, the Guideline provides the JFSA’s interpretation of Article 2, Paragraph 1 of the Insurance Business Act as follows:

●	“premiums received” does not include premiums the amount of which are reasonably low based on common sense; and
●	the amount of which are reasonably low based on common sense means the Threshold.

Other factors that regulators are required to consider in determining whether an insurance business license is required include: the contents of the agreement to provide for the subject service, the person who provides the service, the manner in which the service is provided (such as whether the service is relevant to the primary business of the service provider), whether the service has traditionally been perceived as different from an insurance transaction, and the purpose of the regulations under the Insurance Business Act.

We have and will continue to conduct our business in a manner that does not require us to comply with such licensing requirement for an insurance business under the Insurance Business Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Failure to comply with relevant laws and regulations including those relating to the processing, safekeeping, and use of personal data and the insurance licensing requirements could harm our business, financial condition, or results of operations, and any change in laws and regulations may adversely affect our ability to grow our business.”

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Property and Equipment.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Key Financial Definitions

Revenue. Our primary source of revenue comes from customer billings in sponsor contracts. We have also generated revenue from miscellaneous services, including advertising, licensing fees, and system development services from time to time, though we do not expect to engage in any significant activity or incur significant revenue or expenses with regard to miscellaneous services going forward.

Cost of revenue. Cost of revenue includes the direct cost to develop software products, depreciation, personnel-related expenses, insurance costs, repair and replacement costs, genetic testing costs, and participant user recruiting costs for our sponsored marketing and market research services.

Selling, general, and administrative expenses. Our selling, general, and administrative expenses (“SG&A”) are primarily composed of operating expenses related to sales and marketing, technology development, miscellaneous insurance expenses for our Company, and other general and administrative expenses, such as expenses related to our proposed initial public offering.

Other income (expense). From time to time we have non-recurring, non-operating gains and losses, which are reflected through other income/expense.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we also provide Adjusted EBITDA and its ratio to revenue, Adjusted EBITDA %, each of which are financial measures that are not based on any standardized methodology prescribed by U.S. GAAP. Management considers Adjusted EBITDA and Adjusted EBITDA Margin to be measures of performance which provide useful information to both management and investors as an additional tool to use in evaluating our ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. We also believe that Adjusted EBITDA and Adjusted EBITDA Margin are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. However, you should be aware that non-GAAP financial measures are not a substitute for U.S. GAAP measures; they should be read and used in conjunction with our U.S. GAAP financial information. Our non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders.

Adjusted EBITDA. We define Adjusted EBITDA as net income plus other income, interest expenses, share-based compensation, and depreciation and amortization expenses. Adjusted EBITDA should not be considered an alternative to net income or other measures under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measures of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA Margin. We define adjusted EBITDA Margin as the percentage derived from dividing Adjusted EBITDA for a period by total revenue for the same period.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021

(in thousands)	Years ended March 31,
	2022 ($)	2022 (¥)	2021 (¥)	¥ Change	% Change
Statement of Income Information
Revenue	$1,553	¥224,727	¥212,000	¥12,727	6%
Cost of revenue	17	2,516	25,146	(22,630)	(90)%
Gross profit	1,536	222,211	186,854	35,357	19%
Operating expenses:
Selling, general, and administrative expenses	2,157	312,053	214,608	97,445	45%
(Loss) from operations	(621)	(89,842)	(27,754)	(62,088)	224%
Other (expense) income, net	(28)	(4,254)	5,380	(9,634)	(179)%
Interest expenses	(21)	(2,984)	(3,424)	440	(13)%
Total other (expenses) income, net	(49)	(7,238)	1,956	(9,194)	(470)%
Net loss	$(670)	¥(97,080)	¥(25,798)	¥(71,282)	276%
Adjusted EBITDA	$(35)	¥(5,004)	¥84,045	¥(89,049)	(106)%

Revenue

Revenue increased by 6% year-over-year in the fiscal year ended March 31, 2022 to JPY224,727 thousand ($1,553 thousand) because we focused on one significant market campaign service in the durables vertical during the current year, which contributed more than all the prior year’s market campaign services. We transitioned to focusing on our marketing campaign services and reduced prior miscellaneous services.

Cost of Revenue

Cost of revenue decreased by 90% year-over-year to JPY2,516 thousand ($17 thousand) in the fiscal year ended March 31, 2022, due to the decrease in variable costs, which was primarily comprised of insurance premiums paid for participant users in campaigns and system development costs in the prior year, which were not incurred in the current year because we focused on one significant project during the current year, which resulted in a decrease in system development costs, insurance costs, and labor costs. As a result, gross profit grew 19% year-over-year to JPY222,211 thousand ($1,536 thousand) and gross profit margin increased year-over-year to 98.9% in the fiscal year ended March 31, 2022.

SG&A

SG&A increased by 45% year-over-year to JPY312,053 thousand ($2,157 thousand) in the fiscal year ended March 31, 2022, primarily due to increased stock compensation expenses associated with our fourth series stock option grant.

Other (Expenses) Income

We recorded other expenses of JPY4,254 thousand ($28 thousand) in the fiscal year ended March 31, 2022, primarily due to increases in foreign currency losses due to the depreciation of the Japanese yen against the U.S. dollars and the increase in foreign currency remittances compared to the prior fiscal year. This was partially offset by interest income and a Singapore government grant.

Net Loss and Adjusted EBITDA

Net loss increased to JPY97,080 thousand ($670 thousand) in the fiscal year ended March 31, 2022 from a net loss of JPY25,798 thousand ($212 thousand) in the prior fiscal year, primarily due to the increase in SG&A and the increase in other expenses.

Adjusted EBITDA decreased to a loss of JPY5,004 thousand ($35 thousand) in the fiscal year ended March 31, 2022 from a profit of JPY84,045 thousand ($692 thousand) in the prior fiscal year due to the increased SG&A, increase in other expenses.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2021 and 2020

(in thousands)	Years ended March 31,
	2021 ($)	2021 (¥)	2020 (¥)	¥ Change	% Change
Statement of Income Information
Revenue	$1,901	¥212,000	¥57,674	¥154,326	268%
Cost of revenue	225	25,146	6,245	18,901	303%
Gross profit	1,676	186,854	51,429	135,425	263%
Operating expenses:
Selling, general, and administrative expenses	1,925	214,608	95,911	118,697	124%
Loss from operations	(249)	(27,754)	(44,482)	16,728	(38)%
Other income, net	48	5,380	—	5,380	—
Interest expenses	(31)	(3,424)	(3,852)	428	(11)%
Total other income (expenses), net	17	1,956	(3,852)	5,808	(151)%
Net loss	$(232)	¥(25,798)	¥(48,334)	¥22,536	(47)%
Adjusted EBITDA	$754	¥84,045	¥(44,019)	¥128,064	(291)%

Revenue

Revenue increased by 268% year-over-year in the fiscal year ended March 31, 2021 to JPY212,000 thousand ($1,901 thousand) due to (i) an increase in revenue from our market campaign services in the durables vertical from JPY13,000 thousand ($117 thousand) to JPY85,000 ($762 thousand) and (ii) an increase in revenue from our market campaign services in the commercial healthcare vertical from JPY210 thousand ($2 thousand) to JPY107,000 thousand ($960 thousand), partially offset by a decrease in revenue from our miscellaneous services, including advertising, licensing, and system development services from JPY43,894 thousand ($394 thousand) to JPY 20,000 ($178 thousand). Our revenue from marketing campaign services increased primarily due to a higher average sponsor contract value either associated with a larger average participant user count or a higher average per user fee rate for the campaigns in the fiscal year ended March 31, 2021. Our revenue from miscellaneous services constituted approximately 75% of our total revenue in the fiscal year ended March 31, 2020, but such revenue decreased to less than 10% of our total revenue in the fiscal year ended March 31, 2021, as we transitioned to focusing on our marketing campaign services and reduced those miscellaneous services.

Cost of Revenue

Cost of revenue increased by 303% year-over-year to JPY25,146 thousand ($226 thousand) in the fiscal year ended March 31, 2021 due to the increase in variable costs, which primarily comprised insurance premiums paid for participant users in campaigns and system development costs. As a result, gross profit grew 263% year-over-year to JPY186,854 thousand ($1,676 thousand) and gross profit margin decreased 100 basis points year-over-year to 88.1% in the fiscal year ended March 31, 2021.

SG&A

SG&A increased by 124% year-over-year to JPY214,608 thousand ($1,925 thousand) in the fiscal year ended March 31, 2021, primarily due to increased stock compensation expenses associated with our fourth series stock option grant.

Other Income (Expenses)

We recorded other income of JPY5,380 thousand ($48 thousand) in the fiscal year ended March 31, 2021, primarily due to a grant from the Japanese Government of JPY2,000 thousand ($18 thousand) under its COVID-19 subsidy program and a gain on settlement of JPY3,760 thousand ($34 thousand), partially offset by interest expense. Interest expenses were relatively consistent in the fiscal year ended March 31, 2021 compared to the prior fiscal year.

Net loss and Adjusted EBITDA

Net loss decreased to JPY25,798 thousand ($231 thousand) in the fiscal year ended March 31, 2021 from a net loss of JPY48,334 thousand ($433 thousand) in the prior fiscal year, primarily due to the increase in revenue.

Adjusted EBITDA increased to JPY84,045 thousand ($754 thousand) in the fiscal year ended March 31, 2021 from a loss of JPY44,019 thousand ($395 thousand) in the prior fiscal year due to the increase in revenue, partially offset by the increased cost of revenue and SG&A, including expenses related to our proposed initial public offering and excluding share-based compensation.

B.	Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We generally fund our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions, our Chief Executive Officer or its affiliates. As of the date of this annual report, we believe we need a minimum of JPY1,050,553 thousand ($9,422 thousand) in order to fund our presently forecasted working capital requirements over the next 12 months. We have undertaken the proposed initial public offering for purposes of acquiring the required capital and believe that the net proceeds of the offering, if closed, will be sufficient to fund our presently forecasted working capital requirements over, at least, the 12 months following the date of this annual report. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. In addition, unless we are able to successfully scale our operations and achieve meaningful cash flow from operations, we will require additional capital in order to fund our continued development of our trinity business model following the 12-month period following the date of this annual report. We will endeavor to acquire any additional required funds through various financing sources, including borrowings under our existing loans from financial institutions, the private and public sale of our equity and debt securities and other third-party financings. In addition, we will consider alternatives to our current business plan that may enable us to achieve meaningful cash flow from operations with a smaller amount of capital. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

The report of our independent registered public accounting firm for the fiscal year ended March 31, 2022 states that due to our net losses, significant accumulated deficit and continuing negative cash flows there is substantial doubt about our ability to continue as a going concern.

Cash Flows for the Fiscal Years Ended March 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the fiscal years indicated.

	Years ended March 31,
(in thousands)	2022 ($)	2022 (¥)	2021 (¥)
Consolidated Statements of Cash Flows Data:
Cash flow from operating activities:	$655	¥79,565	¥2,043
Cash flow from investing activities:	$(172)	¥(20,841)	¥—
Cash flow from financing activities:	$(495)	¥(60,099)	¥(12,554)

Operating Activities. Cash flow from operations was a source of JPY79,565 thousand ($655 thousand) in the fiscal year ended March 31, 2022, compared to a source of JPY2,043 thousand ($17 thousand) in the prior fiscal year, mainly due to a decrease in net income, partially increased due to an increase in trade receivables and deferred revenue.

Investing Activities. Cash flow from investing activities was a use of JPY20,841 thousand ($172 thousand) in the fiscal year ended March 31, 2022, due to investments in capitalized software. There were no cash flows from investing activities during the fiscal year ended March 31, 2022.

Financing Activities. Cash flow from financing activities was a use of cash of JPY60,099 thousand ($495 thousand) in the fiscal year ended March 31, 2022, compared to a use of cash of JPY12,554 thousand ($103 thousand) in the prior fiscal year, primarily due to increased payments of deferred offering costs, and less receipts related to long term debt in comparison to the prior fiscal year.

Cash Flows for the Fiscal Years Ended March 31, 2021 and 2020

The following table sets forth a summary of our cash flows for the fiscal years indicated.

	Years ended March 31,
(in thousands)	2021 ($)	2021 (¥)	2020 (¥)
Consolidated Statements of Cash Flows Data:
Cash flow from operating activities:	$18	¥2,043	¥(70,703)
Cash flow from investing activities:	$—	¥—	¥(146)
Cash flow from financing activities:	$(113)	¥(12,554)	¥72,614

Operating Activities. Cash flow from operations was a source of JPY2,043 thousand ($18 thousand) in the fiscal year ended March 31, 2021, compared to a use of JPY70,703 thousand ($634 thousand) in the prior fiscal year, mainly due to an increase in net income, excluding share-based compensation and partially offset by increases in trade receivables and deferred revenue.

Investing Activities. There were no cash flows from investing activities during the fiscal year ended March 31, 2021, compared to a use of JPY146 thousand ($1 thousand) used in purchases of property and equipment in the prior fiscal year.

Financing Activities. Cash flow from financing activities was a use of cash of JPY12,554 thousand ($113 thousand) in the fiscal year ended March 31, 2021, compared to a source of JPY72,614 thousand ($651 thousand) in the prior fiscal year, primarily due to increased payments of deferred offering costs, and the receipts from related parties in the prior fiscal year.

Outstanding Loans from Financial Institutions

As of March 31, 2022, the Company had outstanding loans from three Japanese financial institutions: SBI Estate Finance Co., Ltd., Resona Bank, Limited, and Japan Finance Corporation. The main purpose of obtaining these loans has been to expand the Company’s business lines and develop more services. Mr. Shono, our Chief Executive Officer, is a guarantor of the Company’s obligations under the loan agreements with SBI Estate Finance Co., Ltd., Resona Bank, Limited, and Japan Finance Corporation.

On August 31, 2017, the Company obtained a loan in the principal amount of JPY52,000 thousand ($428 thousand) from SBI Estate Finance Co., Ltd., which matures on September 5, 2037, and accrues interest at a rate of 6.00% per annum. This loan is guaranteed by Mr. Shono, our Chief Executive Officer. Principal and interest are payable monthly; the outstanding balance as of September 30, 2022 and March 31, 2022 was JPY44,123 thousand ($305 thousand) and JPY45,011 thousand ($371 thousand), respectively.

On December 18, 2020, the Company obtained a loan from Resona Bank in the principal amount of JPY25,000 thousand ($206 thousand), which matures on November 30, 2030. No interest is payable or accrues prior to December 17, 2023. Thereafter, interest accrues at a rate of 1.200% per annum until the earlier of repayment in full or maturity. This loan is guaranteed by Credit Guarantee Corporation of Osaka and Mr. Shono, our Chief Executive Officer. Principal and, if applicable, interest are payable monthly; the outstanding balance as of September 30, 2022 and March 31, 2022 was JPY25,000 thousand ($173 thousand) and JPY25,000 thousand ($206 thousand), respectively.

On September 3, 2014, the Company obtained a loan from Japan Finance Corporation in the principal amount of JPY15,000 thousand ($124 thousand), which matured on September 30, 2021 (the “Prior Term Loan”). On September 30, 2021, the Company refinanced the Prior Term Loan with Japan Finance Corporation to extend the maturity date to August 31, 2026. The Company also used JPY15,000 thousand ($124 thousand) of the proceeds from the new loan to repay all outstanding principal balance under the Prior Term Loan. The interest rate per annum on the new term loan is 0.36% per annum from September 30, 2021 to September 30, 2024, and 1.26% per annum from October 1, 2024 to the maturity date. Under the new loan, the Company is required to make monthly repayments of principal beginning September 30, 2022 and monthly repayments of interest beginning October 30, 2021. This loan is guaranteed by Mr. Shono, our Chief Executive Officer. The outstanding balance as of September 30, 2022 and March 31, 2022 was JPY15,275 thousand ($105 thousand) and JPY15,500 thousand ($128 thousand), respectively.

Contractual Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations.

The following table sets forth the amount of our contractual obligations as of March 31, 2022.

	As of March 31, 2022
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥85,511	¥5,039	¥18,026	¥16,265	¥46,181
Long-term debt interest payments	25,323	2,706	5,390	4,852	12,375
Total	¥110,834	¥7,745	¥23,416	¥21,117	¥58,556

Off-Balance Sheet Arrangements

As of March 31, 2022, 2021, and 2020, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2021 to March 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we plan to successfully address in order to sustain our growth and improve our results of operations.

Acquiring New Sponsors and Campaign Opportunities. Our revenue and costs are primarily affected by the volume of campaign services, as well as the mix of sponsors of these services, which vary from period to period. Although we hope to develop repeated service opportunities with existing sponsors, we have not been successful in doing so to date under our business model and we intend to focus on incremental revenue opportunities through development of new sponsors. If our proposed initial public offering closes, we plan to use the offering proceeds to invest in sales and marketing, including hiring more staff to drive sponsor acquisition and to conduct more campaigns. We believe our investments in these areas will allow us to market our services to the needs of enterprises in the durables vertical and the commercial healthcare vertical which comprise our existing sponsor base, while unlocking opportunities to expand our sponsor base and to conduct campaigns in other verticals and markets. If our investments in sponsor acquisition are not successful, our operating results would be adversely impacted.

Ability to Manage Costs Associated with Implementing Our Growth Strategy. Managing our costs to maintain or increase our profit margin associated with performing our campaign services has been our long-time strategic objective. We have been thinly staffed and have leveraged third-party services to support the operations of our business. In order to acquire more sponsors and campaign opportunities, we intend to invest in sales and marketing and increase hiring. In addition, management expects to adopt automation software where appropriate to maintain or increase efficiency, including increasing the use of our app in conducting campaigns. If we fail to manage the costs and expenses associated with our growth strategy effectively, our profit margin would be harmed.

Business Environment. Product manufacturers and suppliers have always had the need for their potential customers’ information to optimize their sales and marketing funnels. We believe our services address their needs for targeted user data and our trinity model, which is designed to provide a tangible benefit to participant users in exchange for their data, can facilitate obtaining such data efficiently. We believe our patents in Japan also provide certain protection to us in hindering others from serving in a similar intermediary role and adopting the same sponsored product insurance model in Japan. As a relatively new business model, we rely on our patents and the current regulatory framework to allow for this model to be applied for campaigns for sponsors in various verticals. We intend to continue to tap the needs of our sponsors and potential sponsors for user data and new sales channels while any challenge to our patents or change to the current regulatory framework applicable to our business model may adversely affect our business and increase our costs.

Impact of COVID-19

On March 11, 2020, the World Health Organization designated the outbreak of COVID-19 as a pandemic. Given that our marketing campaigns did not depend on face-to-face interactions with sponsors or participant users, we did not observe significant impacts on our business or results of operations for the fiscal years ended March 31, 2022, 2021, and 2020 from the pandemic. We applied for the COVID-19 subsidy program for sustaining businesses provided by the Japanese government. For the fiscal year ended March 31, 2021, we received a one-time grant of JPY2,000 thousand ($16 thousand) from the subsidy program. While the extent to which COVID-19 may impact our future results cannot be known at this time, there is no guarantee that the pandemic and associated economic impacts will not result in a negative impact to our future financial condition, results of operations, and cash flows.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. As events continue to evolve, our estimates may change materially in future periods.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are the most critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We apply ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the consolidated financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, we follow a five-step model as follows:

1 — Identification of the contract with a customer;

2 — Identification of the performance obligation in the contract;

3 — Determination of the transaction price;

4 — Allocation of the transaction price to the performance obligation in the contract; and

5 — Recognition of revenue when, or as, a performance obligation is satisfied.

Our revenue is primarily derived from the durables vertical and the commercial healthcare vertical. Our services are marketed and sold directly to the customers. We assess the contract term as the period in which the parties to the contract have enforceable rights and obligations. The actual contract term may differ from the stated term in contracts with certain termination or renewal rights, depending on whether there are substantive penalties associated with those rights. Customer contracts are generally standardized and noncancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue. We may use third-party vendors to provide certain goods or services to our customers. We evaluate those relationships to determine whether revenue should be reported gross or net. We recognize revenue on a gross basis where we act as principal and control the goods and services used to fulfill the performance obligations to the customer and on a net basis where we act as an agent. We have not acted as an agent during the fiscal years ended March 31, 2022 and 2021.

Durables Vertical:

Performance Obligations

Revenue from the durables vertical is primarily comprised of sponsorship fees from corporate sponsors in exchange for participant users’ personal or other identification information. During the sponsorship campaigns, we aggregate personal information, organize that data, and then provide it to corporate sponsors. We have identified one performance obligation, the delivery of participant users’ personal information. All other immaterial deliverables occur prior to this but revenue is not recognized until the delivery of the participant users’ personal information, which is the performance obligation. Accordingly, we recognize revenue at a point in time when the personal information is provided to corporate sponsors upon satisfying our single distinct performance obligation.

When we conduct the market research or marketing planning proposal services for the customers in the preliminary stages of the durables vertical contract, the single performance obligation is satisfied and revenue is recognized when the services are completed and accepted by the customers and we have no further obligations.

Contractual Consideration

The transaction price is generally fixed at contract inception. However, our contracts with corporate sponsors within the durables vertical may include a specified quantity, which entitles the customer to refunds, when defined quantity levels are not met at the end of the provision period. These arrangements represent a form of variable consideration, which is estimated using the most likely amount method to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2022 and 2021, no revenue was recognized from estimates that had not been resolved as of the applicable periods.

Commercial Healthcare Vertical:

Performance Obligations

Revenue from the commercial healthcare vertical is primarily comprised of sponsorship fees from corporate sponsors in exchange for healthcare-related promotional campaigns. During healthcare-related promotional campaigns targeted to participant users based on results of their free genetic test kits, we have the stand-ready obligation to provide promotional services for the duration of the campaign promotion period. Accordingly, revenue is recognized ratably based on the time-elapsed method over the contractual term with the corporate sponsors.

When we conduct a campaign sponsored by the corporate sponsors and provide them the personal information we have collected from the participant users in exchange for complimentary examinations, we have identified one performance obligation, which is the delivery of participant users’ personal information, with other promises being immaterial in the context of the contract. Therefore, we recognize revenue at a point in time when the personal information is provided to the corporate sponsors.

Contractual Consideration

The transaction price may be fixed at contract inception within the commercial healthcare vertical in a form of non-refundable minimum guarantee but may also have a component of variable consideration, such as sales incentives, which are calculated by multiplying the amount of work accomplished by a fixed unit price of remuneration. Due to the variable consideration being entirely constrained, the sales incentive is excluded from the transaction price until the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2022 and 2021, no revenue was recognized from estimates that had not been resolved as of the applicable period.

Miscellaneous revenue, such as revenue from advertising, licensing, and system development, is recognized ratably over time or at the point of time depending on the type of deliverables and duration of the sponsor contract.

Transaction Price

The transaction price is the amount of consideration to which we expect to be entitled for transferring goods and services to the customer.

Payments from the customers are often made in advance before satisfaction of the performance obligations. When payments are not due in advance, they are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, we have determined that a significant financing component generally does not exist. Additionally, we have elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Share-Based Compensation

We apply the provisions of ASC Topic 718, Compensation—Stock Compensation. We measure the cost of employee and non-employee services received in exchange for awards of equity instruments at the fair value of the award on the grant date and recognize the cost over the requisite service period which the employee and non-employee are required to provide services in exchange for the award. Compensation costs are recognized on a straight-line basis over the requisite service period of the awards which are expected to vest. Recognition of compensation cost will be deferred until the liquidity event occurs. For awards with performance conditions, compensation cost is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. We use option pricing methods that require the input of subjective assumptions, including the expected term, expected volatility, dividend yield, and risk-free interest rate. For awards with market conditions, we use a hybrid method between a discounted cash flow method and Monte Carlo simulation models to value the awards. We have elected to recognize forfeitures as they occur.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for doubtful accounts, if recorded. When we have an unconditional right to payment, subject only to the passage of time, the right is treated as a receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Trade accounts receivable are subject to collection risk. We perform evaluations of our customers’ financial positions and generally extend credit on account, without collateral. We determine the need for an allowance for doubtful accounts based upon various factors, including credit quality of the customer, age of the receivable balance, and current economic conditions.

There were no bad debt expenses or allowance for doubtful accounts recorded as of and for the years ended March 31, 2022 and 2021.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax bases of assets, liabilities, and net operating loss by using enacted tax rate in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Warrantee and its subsidiary file tax returns in the tax jurisdictions of Japan and Singapore. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Recently Issued Accounting Pronouncements

As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to delay adoption of certain new or revised accounting standards. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 for non-public entities, with early adoption permitted.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Leases — Targeted Improvements (“ASU 2018-11”), which offers a practical expedient for transitioning at the adoption date.

In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We adopted this standard effective April 1, 2022 and the adoption did not have a material effect on our consolidated financial statements.

Financial Instruments — Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. We adopted this standard effective April 1, 2023 and the adoption did not have a material effect on our consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes — Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for non-public entities, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. We adopted this standard effective April 1, 2022 and the adoption did not have a material effect on our consolidated financial statements.

Government Assistance

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, and national governments, as well as departments, independent agencies, and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. We adopted this standard effective April 1, 2022 and the adoption did not have a material effect on our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages, and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 1103 Kitahama Craft, 2-4-1 Doshomachi, Chuo-ku, Osaka City, Osaka 541-0045, Japan.

Name	Age	Position(s)
Yusuke Shono	37	Chief Executive Officer and Director
Yumi Matsudaira	40	Chief Financial Officer
Takashi Kanazawa	53	Independent Director
Takashi Kato	37	Independent Director
Takeshi Todoroki	38	Independent Director
Tomotake Hasumi*	53	Corporate Auditor
Rimi Takahashi*	31	Corporate Auditor
Taeko Horiguchi*	58	Corporate Auditor
*	Members of our statutory board of corporate auditors are not members of our board of directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Yusuke Shono. Mr. Shono is our founder and has served as our Chief Executive Officer and our representative director since October 2013 as well as the representative director of our Singapore subsidiary, Warrantee Pte. Ltd. Mr. Shono has expertise in data marketing and programming. Mr. Shono has served as a member of the Medical Point Promotion Council of the Ministry of International Affairs and Communications since 2012. He received a Bachelor of Arts degree in Economics from Kyoto University in 2013.

Yumi Matsudaira. Ms. Matsudaira has served as our Chief Financial Officer since April 2023. Prior to joining our Company, Ms. Matsudaira was an audit manager at PricewaterhouseCoopers where she obtained her U.S. CPA license. She worked at PricewaterhouseCoopers Michigan office and Singapore office for a total seven years from October 2010 to October 2017. Ms. Matsudaira also worked at Canadian Education College in Singapore as a General Manager from October 2017 to April 2023. Ms. Matsudaira received her Bachelor of Business Administration degree in Finance from University of Hawaii in 2007 and her Master of Business Administration from Hawaii Pacific University in 2010.

Takashi Kanazawa. Mr. Kanazawa is an independent director and has served on our board of directors since June 2018. Mr. Kanazawa has served as the Managing Partner and a director of Hack Ventures, Inc., a venture capital firm based in Osaka, Japan, since February 2015. Additionally, Mr. Kanazawa has served as a director of Every Sense Inc. since March 2017. Mr. Kanazawa served as a director of Japan Technology Venture Partners from December 2009 to May 2017 and SIRC Co., Ltd. from November 2016 to May 2021. Mr. Kanazawa previously served as an auditor for Imbari Department Store Co., Ltd from October 2012 to May 2021. Mr. Kanazawa received a Bachelor of Arts degree in Law from the Doshisha University in 1993.

Takashi Kato. Mr. Kato is an independent director and has served on our board of directors since October 2021. Mr. Kato has served as the Managing Director and a director of WIPLUS Pte. Ltd., a real estate brokerage in Association of Southeast Asian Nations countries, since August 2021. In this role, Mr. Kato handled cross-border real estate transactions and provided real estate consulting services for funds and companies. Mr. Kato also served as a Senior Manager of Starts Corporate Services Ltd. from January 2021 to August 2021 and a General Manager of Starts Singapore Pte Ltd., a real estate services company, from April 2013 to December 2020. Mr. Kato received a Bachelor of Science and Technology degree in Oceanic Architecture and Engineering from Nihon University in 2008.

Takeshi Todoroki. Mr. Todoroki is an independent director and has served on our board of directors since October 2021. Previously, Mr. Todoroki worked on various marketing projects as a member of the Softbank Group sector at Hakuhodo Inc. from April 2009 to July 2017. Additionally, Mr. Todoroki has served as the Representative Director of NMA Japan Co., Ltd. since June 2019. Mr. Todoroki received a Bachelor of Engineering degree in Systems Innovation from the University of Tokyo in 2009 and an MBA from the National University of Singapore in 2019.

Tomotake Hasumi. Mr. Hasumi has served as a corporate auditor of the Company since February 2021, and served on our board of directors from April 2019 to February 2021. Mr. Hasumi has served as the Chief Executive Officer and representative director of Lotus Wise Partners Co., Ltd., a company wholly owned and controlled by Mr. Hasumi, since August 2018, and a director of Gaia Communications Co., Ltd. since October 2018. Previously, Mr. Hasumi served as the president of Mode Two Co., Ltd from July 2005 to August 2018. Mr. Hasumi held various positions at Dentsu Inc. from April 1992 to June 2005, where he worked in a range of corporate areas including development of overseas marketing strategies. Mr. Hasumi received a Bachelor of Arts degree from Waseda University’s Faculty of Law in 1993.

Rimi Takahashi. Ms. Takahashi has served as a corporate auditor of the Company since October 2021. Ms. Takahashi is a free-lance consultant providing services including business planning, financial strategy planning, management planning, and developing competence for small and medium enterprises and executives. Prior to her consulting role, she served as an account executive at Aoyama Sogo Accounting Firm Co., Ltd. from September 2020 to September 2021. From April 2014 to August 2020, she worked in the corporate planning and trade operations department at Itoham Foods Inc. where she analyzed the company’s internal and external performance and developed its corporate strategy. Ms. Takahashi received a Bachelor of Science degree in Chemistry from Nara Women’s University in 2014.

Taeko Horiguchi. Ms. Horiguchi has served as a corporate auditor of the Company since October 2021. Ms. Horiguchi is a principal tax accountant at Taeko Horiguchi Tax Accountant Office (“Taeko”) where she has provided tax representation, tax returns and financial consulting services since October 2009. Prior to Taeko, Ms. Horiguchi held various positions at Ernst & Young LLP’s Japan office providing business advisory services, including M&A consulting, financial due diligence, and corporate valuation. In addition, Ms. Horiguchi worked at Deloitte LLP’s Japan office providing various tax due diligence and consulting services. Ms. Horiguchi received a Bachelor of Arts degree in Business from Tokyo Keizai University in 1987.

There is no family relationship among any of the directors, corporate auditors, and officers. There is no arrangement or understanding among any of our directors and corporate auditors or any other person pursuant to which our directors and corporate auditors are appointed, except that Mr. Kanazawa was appointed by Hack, a shareholder of the Company which owns less than 5% of the Company’s outstanding Common Shares pursuant to an investment agreement between the Company and Hack. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investment Agreement with Hack.”

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Controlled Company

Yusuke Shono, our Chief Executive Officer and a director, owns a majority of our outstanding Common Shares and consequently has effective veto rights over certain significant corporate actions, which may limit a shareholder’s ability to influence our business and affairs. As a result, we are a “controlled company” for purposes of the NASDAQ listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligation to comply with certain corporate governance requirements, including the requirement that:

●	our director nominees be selected or recommended solely by independent directors; and
●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Common Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company.

The following table summarizes the total amount of cash remuneration paid to each category of our directors and corporate auditors in the fiscal year ended March 31, 2023, including by the type of remuneration and the number of persons in each category.

(in thousands, except			Number of
number of persons in category)	Total amount of		persons in
Category of directors and corporate auditor	remuneration	Base compensation	category
Executive directors(1)	¥15,396	¥15,396	2
Outside directors(2)	¥720	¥720	3
Outside corporate auditors(3)	¥2,520	¥2,520	3
(1)Consisted of Yusuke Shono and Hiromitsu Tsuga. Hiromitsu Tsuga ceased to be our Chief Financial Officer and Director in April 2023.
(2)Consisted of Takashi Kanazawa, Takashi Kato, and Takeshi Todoroki. Takashi Kanazawa received no payments in the fiscal year ended March 31, 2023.
(3)Consisted of Tomotake Hasumi, Rimi Takahashi, and Taeko Horiguchi.

Stock Options

We have granted stock options to purchase our Common Shares, as authorized by our shareholders in June 2016, March 2017, January 2021, and March 2021. The purpose of these grants is to enable our directors, corporate auditors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock option grants generally prohibit transfers of the options. A stock option holder generally forfeits such stock options if they are no longer a director, corporate auditor, employee, or advisor of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock options we have issued which are still outstanding.

				Number of
			Exercise Price	Common Shares
Name of Issuance	Issuance Date	Expiration Date	(per share)	to be Granted(2)
Second Series	06/26/2016	06/26/2026	¥19	45,000
Third Series	03/31/2017	02/28/2027	¥56	9,000
Fourth Series(1)	01/29/2021	02/02/2031	¥56	1,146,000
Fourth Series(1)	03/31/2021	02/02/2031	¥56	873,000
(1)The options may not be exercised and will lapse if: (i) the Company’s Common Shares are issued at a price of less than JPY55.66, (ii) if stock options are issued with an exercise price less than JPY55.66 or other securities with a price less than JPY55.66 per share are paid in exchange for the delivery of one Common Share, (iii) in the event of any sale, purchase, or other disposition transaction of all of the Company’s Common Shares at a price less than JPY55.66 per share, or (iv) if the Common Shares are listed on any stock exchange in Japan or elsewhere and the closing price falls below JPY55.66 per share.

For additional details, see Note 7 to our audited consolidated financial statements as of and for the fiscal years ended March 31, 2022, 2021, and 2020 appearing elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our Common Shares that we have granted to our directors and corporate auditors:

						Total Number of
				Exercise	Total Number of	Common Shares
		Beginning of	End of	Price	Stock Options	Underlying
Name	Grant Date	Exercise Period	Exercise Period	(per share)	Granted	Stock Options
Yusuke Shono	03/31/2021	02/03/2021	02/02/2031	¥56	261	783,000
Hiromitsu Tsuga	06/26/2016	06/27/2016	06/26/2026	¥19	15	45,000
Hiromitsu Tsuga	03/31/2017	04/01/2017	02/28/2027	¥56	3	9,000
Hiromitsu Tsuga	02/03/2021	02/03/2021	02/02/2031	¥56	10	30,000

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once a month. Under the Companies Act, our Company must have at least three directors on our board of directors. Our board of directors is currently comprised of four directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Mr. Yusuke Shono, our Chief Executive Officer and a director, is currently the sole representative director of our Company. Our board of directors may appoint from among its members a chairman, a president, or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of four directors, three of which (Messrs. Kanazawa, Kato, and Todoroki) are considered “independent,” as determined in accordance with the applicable NASDAQ rules.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. A corporate auditor may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees, or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole. Our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection. In addition, our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory, and compliance matters that could have a significant impact on our financial statements.

Limitation of Liability of Directors and Corporate Auditors

In accordance with Articles 25 and 34 of our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors and corporate auditors, respectively, to limit their liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided that the amount of such limited liability is either: (i) an amount determined in advance by the Company within the scope specified in our articles of incorporation or (ii) the amount stipulated in applicable laws and regulations, whichever is higher. Messrs. Kanazawa, Kato, and Todoroki are considered non-executive directors within the meaning of the Companies Act. We have executed a customary limitation of liability agreement with each of our non-executive directors and corporate auditors, Messrs. Hasumi, Kanazawa, Kato, and Todoroki, and Mses. Horiguchi and Takahashi. We have not entered into any limitation of liability agreement with our Chief Executive Officer or Chief Financial Officer, as Article 427 of the Companies Act does not allow companies to enter into limitation of liability agreements with executive directors.

Our articles of incorporation include limitation of liability provisions for our directors and corporate auditors, pursuant to which our board of directors can authorize the Company to exempt our directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith and due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Common Shares as of the date of this annual report for:

●	each of our named executive officers, directors, and corporate auditors;
●	all our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Common Shares.

Beneficial ownership includes voting or investment power with respect to the Common Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 20,004,000 Common Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each named executive officer, director, corporate auditor, or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Common Shares
	Beneficially Owned
	Number	Percent
Named executive officers, directors, and corporate auditors(1) :
Yusuke Shono(2)	17,618,916	84.8%
Yumi Matsudaira(3)	—	—
Takashi Kanazawa(4)	57,000	*
Takashi Kato	—	—
Takeshi Todoroki	—	—
Tomotake Hasumi	45,000	*
Rimi Takahashi	—	—
Taeko Horiguchi	—	—

All named executive officers, directors, and corporate auditors as a group (eight individuals):	17,720,916	85.3%

5% shareholders:
Yusuke Shono(2)	17,618,916	84.8%
Kayama Satsuki(4)	1,480,000	7.4%
*	Represents less than 1% of the number of Common Shares outstanding.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Warrantee Inc., 1103 Kitahama Craft, 2-4-1 Doshomachi, Chuo-ku, Osaka City, Osaka 541-0045, Japan.
(2)	The aggregate number of Common Shares beneficially owned by Mr. Shono constitutes (i) 16,835,916 Common Shares, and (ii) an aggregate of 783,000 Common Shares that may be issued upon exercise of stock options held by Mr. Shono. 1,737,000 shares owned by Mr. Shono and to which he holds a voting right (including shares previously owned by ZENY and already transferred to Mr. Shono) are subject to a pledge. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Pledge Agreement.”
(3)	The aggregate number of Common Shares beneficially owned by Mr. Kanazawa constitutes 57,000 Common Shares held by Hack Ventures, Inc. Mr. Kanazawa is the representative director and Managing Partner of Hack Ventures, Inc., and in such capacity may be deemed to be the beneficial owner of the shares held by Hack Ventures, Inc.
(4)	The aggregate number of Common Shares beneficially owned by Kayama Satsuki reflects (i) 980,000 Common Shares held by Richard ShawFields Pte. Ltd., an exempt private company limited by shares formed in Singapore, and (ii) 500,000 Common Shares held by Afulil Pte. Ltd., an exempt private company limited by shares formed in Singapore. Erdecielo Pt e. Ltd., an exempt private company limited by shares formed in Singapore, is the 100% owner of Richard ShawFields Pte. Ltd. and Afulil Pte. Ltd. Kayama Satsuki, who is the 100% owner of Erdecielo Pte. Ltd., has the voting and investment control over these Common Shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, none of our issued and outstanding Common Shares are held in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

The following includes summaries of transactions or agreements, since April 1, 2020, to which we have been a party, in which any of our directors, corporate auditors, executive officers, or beneficial owners of more than 5% of our capital stock, affiliates of our directors, corporate auditors, executive officers, and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control, and other similar arrangements, which are described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Transactions with Our Chief Executive Officer and His Wholly-Owned Companies

Mr. Shono is a guarantor for all our outstanding loans from financial institutions. See a description of these loans under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Outstanding Loans from Financial Institutions.” Mr. Shono is also a guarantor for the lease of our corporate headquarters. See a description of the lease terms under “Item 4. Information on the Company—B. Business Overview—Property and Equipment.”

Historically, Mr. Shono and his wholly-owned company, ZENY, provided short-term loans to our Company for working capital needs. These short-term loans were non-interest bearing and had been fully repaid as of March 31, 2021. Historically, we also advanced funds to other companies wholly-owned by Mr. Shono, including ZENY, ESCO & Marketing Inc., and Peijen Inc., for working capital needs, which funds had been fully repaid as of March 31, 2021.

Mr. Shono is also a party to a Share Pledge Agreement discussed below, which may cause our Company to be involved in facilitating a sale of the pledged shares.

Share Pledge Agreement

A Share Pledge Agreement was executed on February 19, 2020, among Hack, Mr. Shono, and ZENY, in connection with a pledge to Hack of an aggregate of 1,737,000 Common Shares held by ZENY and Mr. Shono. The pledge was established as security for the joint and several liability of ZENY and Mr. Shono, individually, to pay for the repurchase of the Common Shares acquired by Hack under a share purchase agreement executed among Hack, ZENY, and Mr. Shono on March 29, 2019. The Share Pledge Agreement was supplemented on March 31, 2020 and further amended on March 31, 2022. ZENY was dissolved and liquidated in 2021 and is no longer a party to the Share Pledge Agreement, as supplemented and amended.

Under the terms of the Share Pledge Agreement, as supplemented and amended, the outstanding principal balance due to Hack as of March 31, 2022 was confirmed as JPY193,390,450 (approximately $1,592,477) as the aggregate principal balance. To release the pledge, Mr. Shono is required, to pay (a) by March 31, 2023, the outstanding aggregate principal balance of JPY193,390,450 (approximately $1,592,477) in a lump sum payment, (b) monthly installments (equal monthly installments of JPY2,360,000 (approximately $19,433) from April 30, 2022 to February 28, 2023 and JPY2,275,005 (approximately $18,734) on March 31, 2023. If Mr. Shono fails to make any payment under (a) or (b), he is required to use his best efforts to assist Hack in selling the pledged shares to third parties by means of a public offering of the pledged shares or other means of acquisition. Pursuant to the provisions of the agreement, the aforementioned share pledge has been registered on the shareholder registry of our Company.

Mr. Shono and Hack are currently in the process of amending the Share Pledge Agreement to extend the outstanding balance due date to March 31, 2024.

Investment Agreement with Hack

On March 30, 2018, the Company entered into an investment agreement with Hack for the purchase by Hack of 1,737,000 Common Shares. As of December 31, 2021, Hack’s shareholding was reduced to 57,000 Common Shares, or 0.3% of our outstanding Common Shares.

Under the terms of the investment agreement, Hack is entitled to designate one director to the Company’s board of directors or, in the alternative, to send an observer to meetings of the Company’s board of directors. In the latter case, such observer would not have voting rights. Takashi Kanazawa currently serves as Hack’s director designee on the Company’s board of directors. In addition, in the event that the Company issues, disposes of, or grants stock options, bonds with stock options, or any other rights to acquire Common Shares, Hack is entitled to subscribe for such rights on a pro-rata basis.

The agreement will terminate in accordance with its terms upon consummation of the Company’s proposed initial public offering and listing of its Common Shares at a stock exchange approved by Hack. In addition, in the event that the Company applies for the listing of its shares on an approved stock exchange, the rights and obligations of Hack, the Company, and Mr. Shono set forth in the agreement shall cease to be effective from the date of such application, provided, however, that if the shares of the Company are not listed due to the exchange’s rejection or the Company’s withdrawal (including if it is reasonably determined that the listing of shares based on such listing application is not feasible), the rights and obligations of Hack, the Company, and Mr. Shono shall again become effective retroactively to the date of application.

Agreements with Lotus Wise Associates Co., Ltd.

On December 23, 2018, we entered in a Capital Alliance Agreement with Lotus Wise Associates Co., Ltd. for the purchase of 1,737,000 Common Shares from Mr. Shono, our Chief Executive Officer. Under the terms of the agreement, Lotus Wise Associates Co., Ltd. is entitled to a board observer at meetings of our board of directors; however, such observer is not entitled to voting rights. Tomotake Hasumi, who served as a director of our Company until February 26, 2021, was appointed on such date to serve as our corporate auditor. Mr. Hasumi is the Chief Executive Officer and representative director of Lotus Wise Associates Co., Ltd., a company wholly owned and controlled by Mr. Hasumi, and certain of its affiliates. In addition, the Company and/or Mr. Shono has a right of first refusal to purchase any of our Common Shares held by Lotus Wise Associates Co., Ltd. The agreement will terminate in accordance with its terms if our proposed initial public offering closes.

The Company also leases office space from Lotus Wise Partners Co., Ltd. for its branch office in Tokyo. See “Item 4. Information on the Company—B. Business Overview—Property and Equipment.”

Policies and Procedures for Related Party Transactions

Our board of corporate auditors, as a group, is responsible for establishing a related person transaction policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, or Item 404, in which we were, are or are to be a participant, and in which a “related person,” as defined in Item 404, had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our board of corporate auditors is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction. Under the approval policy, the board of corporate auditors similarly oversees approval of transactions and arrangements between us and our subsidiaries, on the one hand, and between principal shareholders, directors, and officers to the extent involving amounts in excess of $120,000, on the other hand.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

Dividend Policy

We currently intend to retain any future earnings to finance the development and expansion of our businesses and, therefore, do not intend to pay any cash dividends in the foreseeable future. Since our inception, we have not declared or paid any cash dividends on our Common Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Accordingly, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of outstanding Common Shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the Common Shares or any transfer of the Common Shares subsequent to the dividend payment date. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation. Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our Common Shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

We have applied to list the ADSs representing our Common Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

B.	Plan of Distribution

Not applicable.

C.	Markets

We have applied to list the ADSs representing our Common Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-272367), as amended, initially filed with the SEC on June 2, 2023.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

Foreign Exchange Regulations

FEFTA and related regulations regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor,” including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

(i)	individuals who are Non-Residents of Japan;
(ii)	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
(iii)	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
(iv)	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:
(a)50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above; and
(b)a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and
(v)	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our services provided in the commercial healthcare vertical could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our Common Shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our Common Shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our Common Shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing any time within six months of the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed acquisition. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Common Shares, in the form of Common Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as “Non-Resident Holders.” The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Common Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Common Shares underlying the ADSs evidenced by the ADRs.

Generally, a Non-Resident Holder is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 25 of the Japanese Income Tax Law).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the Common Shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions, and agreements (collectively, the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Republic of Singapore, and Spain. Japan also has Tax Treaties with, among others, Australia, Belgium, France, the Netherlands, Sweden, Switzerland and the United Kingdom whereby the withholding tax rate on dividends is reduced to 10% for portfolio investors.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid to Non-Resident Holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under the Japanese Income Tax Law. However, with respect to dividends paid on listed shares issued by a Japanese corporation to non-resident holders, other than any individual shareholder who holds 3% or more of the total issued shares (to whom the aforementioned withholding tax rate still applies), the aforementioned withholding tax rate is reduced to 15.315% (or 15% for dividends due and payable on or after January 1, 2038) (Article 213, Paragraph 1, Item 1 of the Japanese Income Tax Law and Article 9-3, Item 1 of the Japanese Special Tax Measures Law). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). The withholding tax rates described above include this Surtax.

The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed. In order to enjoy treaty benefits, Non-Resident Holders who are entitled to a reduced treaty rate of Japanese withholding tax on any dividends on Common Shares or ADSs, in general, are required to submit a treaty application form, through our Company (or the relevant withholding agent), to the relevant tax authority prior to the payment of dividends. With respect to ADSs, in order for ADS holders to enjoy treaty benefits, the depositary or its agent must submit two treaty application forms (“Application Form for Income Tax Convention regarding Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” must be submitted before the payment of dividends and “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipt” must be submitted within eight months after the record date concerning such payment of dividends) together with certain other documents, through our Company, to the relevant tax authority. To claim the reduced rate, the ADSs holders are required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and provide other information or documents as may be required by the depositary. Gains derived from the sale of a Japanese corporation’s Common Shares or ADSs by Non-Resident Holders without a permanent establishment in Japan as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may by payable by an individual who has acquired a Japanese corporation’s Common Shares or ADS’s as a legatee, heir, or donee, even if the individual is not a Japanese resident.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Common Shares or ADSs by a U.S. holder (as defined below). This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire Common Shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the Treaty, published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Common Shares or ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the Common Shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the Common Shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the Common Shares or ADSs.

This discussion applies only to a U.S. holder that holds Common Shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
●	own Common Shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
●	acquire Common Shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;
●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
●	are required to accelerate the recognition of any item of gross income with respect to the Common Shares or ADSs as a result of such income being recognized on an applicable financial statement;
●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
●	hold the Common Shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or
●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Common Shares or the ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Common Shares for ADSs generally will not be subject to U.S. federal income tax.

PFIC Considerations

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in our proposed initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

Based upon our operations and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2022 taxable year. However, the determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in our proposed initial public offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the Common Shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such Common Shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the Common Shares or ADSs, as applicable.

The discussion below under “— Distributions on the Common Shares or ADSs” and “— Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “— PFIC Rules.”

Distributions on the Common Shares or ADSs

Subject to the PFIC rules discussed below, the gross amount of any distributions paid on our Common Shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of Common Shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our Common Shares or ADSs will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the PFIC rules discussed below, individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the Common Shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Common Shares or ADSs. There is a tax treaty by and between the U.S. and Japan.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the Common Shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Common Shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a Common Share or ADS equal to the difference between the amount realized for the Common Share or ADS and the holder’s tax basis in the Common Share or ADS. Subject to the PFIC rules discussed below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Common Share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the Common Share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

PFIC Rules

If we are a PFIC for any taxable year during which you hold our Common Shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Common Shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the Common Shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares or ADSs,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our Common Shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our Common Shares or ADSs, provided such Common Shares or ADSs are treated as “marketable stock.” The Common Shares or ADSs generally will be treated as marketable stock if the Common Shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. The ADSs will be marketable stock as long as they remain listed on Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that the ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the Common Shares will be listed on NASDAQ. Consequently, a U.S. holder of Common Shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns Common Shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in Common Shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of Common Shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in its particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in Common Shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their Common Shares or ADSs are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Common Shares or the ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-265511), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. However, we did not timely file our annual report on Form 20-F for the fiscal year ended March 31, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the Trading Market—We were not in compliance with our periodic reporting obligation under the Exchange Act by failing to file our annual report on Form 20-F for the fiscal year ended March 31, 2022 on a timely basis. In the event that we become delinquent with our SEC reporting obligation again, we may not be able to provide up-to-date disclosure to the public market, the ADSs may be considered highly risky or worthless, and the ADSs may be delisted from NASDAQ.” The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our functional currency is the Japanese Yen, whereas our foreign operating expenses incurred by our wholly-owned subsidiary in Singapore are denominated in Singapore dollars. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates may result in a material impact on our consolidated financial statements. To date, we have not had a formal hedging program with respect to foreign currencies, but we may do so in the future if our exposure to foreign currencies should become more significant.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Common Share (or a right to receive one Common Share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of our Common Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-265511) for our initial public offering, which was declared effective by the SEC on June 30, 2022. We have not yet commenced our initial public offering.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2022.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2022, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient manpower in our accounting department which may reduce the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Following consummation of our proposed initial public offering, our board of directors will adopt a written code of business conduct that applies to our directors, corporate auditors, officers, employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by BF Borgers CPA PC, our independent registered public accounting firm for the periods indicated.

	For the Years Ended March 31,
	2022	2021	2020
Audit fees(1)	$348,000	$—	$—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	$348,000	$—	$—
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our proposed initial public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the Trading Market—As a foreign private issuer, we have followed home country practice even though we are considered a ‘controlled company’ under Nasdaq corporate governance rules, which could adversely affect our public shareholders.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of four directors, three of which are considered “independent,” as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;
●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member board of corporate auditors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Corporate Auditors” for additional information;
●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive, directors, and corporate auditors, and other compensation related matters;

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices; and
●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Following consummation of our proposed initial public offering, our board of directors will adopt insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Warrantee are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

2.1

Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

2.2	Specimen American depositary receipt (included in Exhibit 2.1)
2.3*	Description of the rights of each class of securities registered
4.1

Agency Agreement between the Registrant and Paygene Co., Ltd., dated April 1, 2021 (English translation) (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

4.2

Memorandum of Amendment between the Registrant and Paygene Co., Ltd., dated December 22, 2021 (English translation) (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

4.3

Agency Agreement between the Registrant and Beauken Co., Ltd. dated May 27, 2022 (English translation) (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

4.4

Agency Agreement between the Registrant and Connect Plus Co., Ltd. dated May 30, 2022 (English translation) (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

4.5

Agency Agreement between the Registrant and Y’s, Inc. dated May 30, 2022 (English translation) (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

8.1

List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Warrantee Inc.

	By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director
(Principal Executive Officer)

Date: June 16, 2023

WARRANTEE INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Warrantee Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Warrantee Inc. as of March 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended on March 31, 2022, March 31, 2021 and March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter — Concentration of Revenue and Uncertainties

As discussed in Note 2 to the financial statements, a significant portion of the Company’s revenue is derived from a few major customers and the Company has not yet established a recurring customer base that provides an ongoing sustainable source of revenue sufficient to cover its operating expenses, which makes the Company vulnerable to the risk of a near-term severe financial impact if the Company is unable to secure new revenue generating customer contracts. The financial statements do not reflect the effect of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2022

Lakewood, CO

October 4, 2022

WARRANTEE INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2022 and 2021

(Yen in thousands, except share data)

	March 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	¥14,012	¥15,378
Trade accounts receivable	2,700	10,700
Consumption taxes receivable	―	5,310
Other receivables	6,908	―
Prepaid compensation asset	4,533	88,509
Prepaid expenses and other current assets	2,026	6,399
Total current assets	30,179	126,296
Property and equipment, net	34,160	94
Deferred offering costs	116,059	65,978
Other assets	2,412	2,438
Total assets	¥182,810	¥194,806
Liabilities and shareholders’ (deficit) equity:
Current liabilities:
Accounts payable	¥1,485	¥4,185
Accrued expenses and other current liabilities	101,035	37,087
Consumption taxes payable	2,347	9,077
Current portion of long-term debt, net of debt issuance costs	4,970	1,649
Deferred revenue	33,000	―
Total current liabilities	142,837	51,998
Long-term debt, excluding current portion, net of debt issuance costs	79,474	83,944
Total liabilities	222,311	135,942
Commitments and contingencies (Note 5)
Shareholders’ (deficit) equity:
Common shares: 80,000,000 shares authorized, 20,004,000 shares issued and outstanding as of March 31, 2022 and 2021	136,636	136,636
Additional paid-in capital	337,299	337,299
Accumulated deficit	(511,908)	(414,828)
Accumulated other comprehensive loss	(1,528)	(243)
Total shareholders’ (deficit) equity:	(39,501)	58,864
Total liabilities and shareholders’ (deficit) equity:	¥182,810	¥194,806

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF LOSS

For the Years Ended March 31, 2022, 2021 and 2020

(Yen in thousands, except share and per share data)

	Years Ended March 31,
	2022	2021	2020
Revenue	¥224,727	¥212,000	¥57,674
Cost of revenue	2,516	25,146	6,245
Gross profit	222,211	186,854	51,429
Operating expenses:
Selling, general and administrative expenses	312,053	214,608	95,911
Loss from operations	(89,842)	(27,754)	(44,482)
Other (expense) income:
Other income	541	5,971	―
Interest expense	(2,984)	(3,424)	(3,852)
Foreign currency loss, net	(4,795)	(591)	―
Total other (expense) income, net	(7,238)	1,956	(3,852)
Net loss	¥(97,080)	¥(25,798)	¥(48,334)
Net loss per share attributable to common shareholders, basic and diluted	¥(4.85)	¥(1.29)	¥(2.42)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	20,004,000	20,004,000	20,004,000

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended March 31, 2022, 2021 and 2020

(Yen in thousands)

	Years Ended March 31,
	2022	2021	2020
Net loss	¥(97,080)	¥(25,798)	¥(48,334)
Foreign currency translation adjustments, net of tax	(1,285)	(243)	―
Comprehensive loss	¥(98,365)	¥(26,041)	¥(48,334)

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

For the Years Ended March 31, 2022, 2021, and 2020

(Yen in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	(Deficit) Equity
Balance, March 31, 2019	20,004,000	¥136,636	¥26,132	¥(340,696)	¥—	¥(177,928)
Receipts from related parties	—	—	108,493	—	—	108,493
Advances to related parties	—	—	(5,355)	—	—	(5,355)
Net loss	—	—	—	(48,334)	—	(48,334)
Balance, March 31, 2020	20,004,000	¥136,636	¥129,270	¥(389,030)	¥—	¥(123,124)
Receipts from related parties	—	—	6,129	—	—	6,129
Share-based compensation	—	—	201,900	—	—	201,900
Foreign currency translation adjustments, net of tax	—	—	—	—	(243)	(243)
Net loss	—	—	—	(25,798)	—	(25,798)
Balance, March 31, 2021	20,004,000	136,636	337,299	(414,828)	(243)	58,864
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,285)	(1,285)
Net loss	—	—	—	(97,080)	—	(97,080)
Balance, March 31, 2022	20,004,000	¥136,636	¥337,299	¥(511,908)	¥(1,528)	¥(39,501)

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2022, 2021 and 2020

(Yen in thousands)

	Years Ended March 31,
	2022		2021		2022
Cash flow from operating activities:
Net loss		¥(97,080)		¥(25,798)		¥(48,334)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		862		115		463
Amortization of debt issuance costs		69		68		69
Share-based compensation expense		83,976		111,684		―
Changes in operating assets and liabilities:
Trade accounts receivable		8,000		(9,614)		(771)
Consumption taxes receivable		5,310		5,206		(9,128)
Other receivables		(6,908)		―		―
Deferred contract costs		―		17,617		(17,617)
Prepaid expenses and other current assets		4,386		2,848		(5,470)
Accounts payable		(2,700)		―		1,251
Due to related parties		―		(1,413)		1,413
Accrued expenses and other current liabilities		57,338		13,420		(1,054)
Consumption taxes payable		(6,730)		9,077		―
Deferred revenue		33,000		(106,919)		(14,975)
Deposits received		―		(16,760)		16,760
Other		42		2,512		6,690
Net cash provided by/(used in) operating activities		79,565		2,043		(70,703)

Cash flow from investing activities:
Purchases of property and equipment		(20,841)		―		(146)
Net cash used in investing activities		(20,841)		―		(146)
Cash flow from financing activities:
Proceeds from stock options issued		―		1,707		―
Repayment of short-term debt		―		―		(20,000)
Proceeds from long-term debt		500		25,000		―
Repayment of long-term debt		(1,718)		(1,619)		(1,517)
Receipts from related parties		―		6,129		108,493
Advances to related parties		―		―		(5,355)
Payment of deferred offering costs		(58,881)		(43,771)		(9,007)
Net cash used in financing activities		(60,099)		(12,554)		72,614

Effect of exchange rate changes on cash and cash equivalents		9		(173)		―
Net decrease in cash and cash equivalents		(1,366)		(10,684)		1,765
Cash and cash equivalents
Beginning of year		15,378		26,062		24,297
End of year		¥14,012		¥15,378		¥26,062
Supplemental disclosures of cash flow information:
Cash paid for interest		¥2,919		¥3,362		¥3,342
Cash paid for income taxes	¥	―	¥	―		¥2,263
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses		¥14,087	¥	―	¥	―
Accrued offering costs		¥4,400		¥13,200	¥	―

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2022, 2021, and 2020

1. Nature of Operations

Warrantee Inc. (“Warrantee”) and its wholly-owned subsidiary (collectively, the “Company”) provide sponsored marketing services used in the durables vertical (the “Durables Vertical”) and the commercial healthcare vertical (the “Commercial Healthcare Vertical”). Warrantee was incorporated in October 2013, and its wholly-owned subsidiary, Warrantee Pte. Ltd. (“Warrantee Pte.”), was incorporated in December 2019 in Singapore. The Company’s fiscal year end is March 31.

The Durables Vertical business model allows participating users (“Participant Users”) to receive warranty services for repair or replacement of electric appliances, kitchen appliances and other equipment free of charge in exchange for personal information, including purchase data. The Company organizes the data and provides it with the prior consent of Participant Users to corporate sponsor companies (“Corporate Sponsors”). This information allows Corporate Sponsors to market their products efficiently. In return for the information, the Corporate Sponsors pay sponsor fees to the Company, which in turn the Company uses to purchase extended warranty coverage for the products of Participant Users. The Company itself does not provide the extended warranties; it purchases such coverage from third-party providers.

The Company commenced a new model of Durables Vertical during the year ended March 31, 2022. The new model allows clinics participating in the Company’s campaigns (“Participant Clinics”) to receive warranty services for repair or replacement of their medical equipment free of charge in exchange for clinic information, including the name of the clinics, phone numbers, and addresses. The Company organizes the data and provides it with the prior consent of Participant Clinics to Corporate Sponsors. This information allows Corporate Sponsors to market their products efficiently. In return for the information, the Corporate Sponsors pay sponsor fees to the Company, which in turn the Company uses to purchase extended warranty coverage for the products of Participant Clinics. The Company itself does not provide the extended warranties; it purchases such coverage from third party providers.

During the fiscal year ended March 31, 2021, the Company expanded its business model into Commercial Healthcare Vertical, which allows Participant Users to receive complimentary examinations or treatments for a range of specified ailments and procedures, including polymerase chain reaction testing, genetic testing, arthritic, and orthopedic procedures. During the year ended March 31, 2021, the Company also conducted sales promotions on behalf of Corporate Sponsors to Participant Users based on the results of their genetic tests. Similar to the Durables Vertical, the Company gathers information from Participant Users with their prior consent and then provides the information, including feedback on the relevant healthcare services, to Corporate Sponsors. Data collected includes basic profile information of the patient in addition to specific, targeted data on personal health markers and responses to the specific treatment, procedure, or healthcare product. In return for the information, the Corporate Sponsors pay sponsor fees to the Company which in turn the Company pays the costs for the healthcare services. The result is that Participant Users are able to enjoy the benefits of healthcare services for free and the Corporate Sponsors are able to use the information to market its product efficiently.

The Company’s customers, or Corporate Sponsors, include manufacturers and distributors of home appliances, healthcare equipment, and health food distributors. All customers are located throughout Japan for the presented periods, and the Company is headquartered in Japan.

As described in Note 2, Summary of Significant Accounting Policies, “Revenue Recognition,” the Company recognized other source of revenue from system development during the year ended March 31, 2021 and from advertising, licensing, and system development during the year ended March 31, 2022. However, the Company does not expect to generate this type of revenue in future periods.

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus (“COVID-19”) as a global pandemic. The Company did not observe significant impacts on its business or results of operations for the years ended March 31, 2022, 2021, or 2020 due to the global emergence of COVID-19. The Company also applied for the subsidy program for sustaining businesses by the Japanese government with COVID-19 special treatment. For the year ended March 31, 2021, the Company received ¥2,000 thousand from the subsidy program. The subsidy is not limited in scope and can help cover a wide variety of purposes. The Japanese government subsidies of non-operating nature with no further conditions to be met are recorded in “Other income” in the Consolidated Statements of Loss when received. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in an impact to the Company’s future financial condition, results of operations, and cash flows.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and primarily operates. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassification

Certain accounts in the prior period consolidated financial statements have been reclassified to conform to the presentation of the current year consolidated financial statements. Foreign currency loss, net during the year ended March 31, 2021 of ¥591 thousand was reclassified from other income, net to a separate line item in the Consolidated Statements of Loss. This reclassification had no effect on the previously reported operating results.

Liquidity and Financial Condition

The Company has a history of recurring losses, including a loss from operations of ¥89,842 thousand, ¥27,754 thousand, and ¥44,482 thousand for the years ended March 31, 2022, 2021, and 2020, respectively. This operating loss has resulted in an accumulated deficit of ¥511,908 thousand, ¥414,828 thousand, and ¥389,030 thousand as of March 31, 2022, 2021, and 2020, respectively.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s common shares, through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts, secure equity, and/or debt financing and there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Principles of Consolidation

The consolidated financial statements include the accounts of Warrantee and its wholly owned subsidiary, Warrantee Pte. Warrantee Pte. has a fiscal year end of December 31, and the accounts of Warrantee Pte. are included in the Company’s consolidated financial statements based on Warrantee Pte.’s fiscal year. All intercompany accounts and transactions, including capital increase during a reporting time lag, have been eliminated upon consolidation.

The Company evaluates its ownership, contractual, and other interests in other entities to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest in earnings and equity attributed to the noncontrolling interest held in its consolidated financial statements. The Company was not the primary beneficiary of any VIE during the years ended March 31, 2022, 2021, and 2020.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of capitalized software, valuation of stock options, impairment of deferred offering costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As of March 31, 2022, 2021, and 2020, there was no revenue or long-lived assets held outside of Japan.

Concentration of Customers

For the years ended March 31, 2022, 2021, and 2020, one customer, two customers, and three customers, respectively, each accounted for more than 10% of the consolidated revenue. Revenue from those customers totaled ¥224,727 thousand, ¥177,000 thousand, and ¥53,895 of the total consolidated revenue for the years ended March 31, 2022, 2021, and 2020, respectively. The following represents sales revenue attributable to each of these customers as a percentage of total consolidated revenue for each respective year.

	Percentage of Revenue
	For the years ended March 31,
	2022	2021	2020
Customer A	100%	—	—
Customer B	—	51%	—
Customer C	—	33%	52%
Customer D	—		24%
Customer E	—		17%

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of three months or less to be cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for doubtful accounts, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as a receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Trade accounts receivable are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral. The Company determines the need for an allowance for doubtful accounts based upon various factors, including credit quality of the customer, age of the receivable balance and current economic conditions.

There were no bad debt expense or allowance for doubtful accounts recorded as of and for the years ended March 31, 2022, 2021, and 2020.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the declining balance method or the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets. The estimated useful lives are four years for computers and three to six years for furniture and fixtures. Repair and maintenance costs are expensed as incurred. The Company records depreciation expense in selling, general and administrative expenses and cost of revenue on the Consolidated Statements of Loss.

Capitalized Software, Net

The Company capitalizes certain costs in property and equipment associated with website and software developed for internal use in accordance with ASC 350-50, Intangibles - Goodwill and Other - Website Development Costs and ASC 350-40, Intangibles - Goodwill and Other - Internal Use Software when both the preliminary project design and the testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website and software development such as fees paid to third-party vendors. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. Capitalized costs are amortized, beginning in the period the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, five years. Costs incurred during the preliminary stages of development and ongoing maintenance costs are expensed as incurred.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations, which include capitalized software developed for internal use and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Debt Issuance Costs

Debt issuance costs are amortized as interest expense on a basis which approximates the effective interest method over the term of the related debt. Debt issuance costs are reported at cost, less accumulated amortization and are presented in the Consolidated Balance Sheets as a direct deduction from the carrying value of the associated debt.

Deferred Offering Costs

Deferred offering costs are capitalized and consist of fees incurred in connection with the anticipated sale of common shares in an initial public offering (“IPO”) and include direct incremental legal, accounting, printing, and other IPO-related costs. Upon completion of an IPO, these deferred costs will be reclassified to shareholders’ equity and recorded against the proceeds from the offering. In the event a proposed IPO is deemed not likely to be completed, the deferred offering costs would be charged to expenses in the period of such determination.

Foreign Currency

The Company uses Japanese yen as its reporting currency. Warrantee’s functional currency is the Japanese yen and Warrantee Pte.’s functional currency is the Singapore dollar. Financial statements of Warrantee Pte. are prepared using the functional currency and translated into Japanese yen for reporting purposes. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of Warrantee Pte. net of related income tax effects, are credited or charged directly to the foreign currency translation adjustments account, a component of accumulated other comprehensive loss. The tax effects related to the foreign currency translation of financial statements of Warrantee Pte. are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gains (losses). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Share-Based Compensation

The Company applies the provisions of ASC Topic 718, Compensation — Stock Compensation. The Company measures the cost of employee and non-employee services received in exchange for awards of equity instruments at the fair value of the award on the grant date and recognizes the cost over the requisite service period which the employee and non-employee are required to provide services in exchange for the award. Compensation costs are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested. For non-employee vesting periods that have implicit service periods based on the achievement of a performance condition, a change in the estimated achievement of performance conditions will be recognized prospectively over the revised non-employee vesting period. For awards with performance conditions, compensation cost is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. The Company uses option pricing methods that require the input of subjective assumptions, including the expected term, expected volatility, dividend yield, and risk-free interest rate. For awards with market conditions, the Company uses a hybrid method between a discounted cash flow method and Monte Carlo simulation models to value the awards. The Company has elected to recognize forfeitures as they occur.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the consolidated financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 – Identification of the contract with a customer;

2 – Identification of the performance obligation in the contract;

3 – Determination of the transaction price;

4 – Allocation of the transaction price to the performance obligation in the contract; and

5 – Recognition of revenue when, or as, a performance obligation is satisfied.

The Company’s revenue is primarily derived from the Durables Vertical, and the Commercial Healthcare Vertical. The Company’s services are marketed and sold directly to the customers. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. The contract term may differ from the stated term in contracts with certain termination or renewal rights, depending on whether there are substantive penalties associated with those rights. Customer contracts are generally standardized and noncancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue. The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent. The Company has not acted as an agent during the fiscal years ended March 31, 2022, 2021, and 2020.

Durables Vertical:

Performance Obligations

Revenue from the Durables Vertical is primarily comprised of sponsorship fees from Corporate Sponsors in exchange for Participant Users’ personal information or Participant Clinics’ information (collectively, “Participants’ Data”). During the sponsorship campaigns, the Company aggregates Participants’ Data, organizes that data, and then provides it to Corporate Sponsors. The Company has identified one performance obligation, the delivery of Participants’ Data. All other immaterial deliverables occur prior to this but revenue is not recognized until the delivery of Participants’ Data, which is the performance obligation. Accordingly, the Company recognizes revenue at a point in time when the personal information is provided to, or accepted by, Corporate Sponsors upon satisfying its single distinct performance obligation.

Contractual Consideration

The transaction price is generally fixed at contract inception. However, the Company’s contracts with Corporate Sponsors within Durables Vertical may include a specified quantity, which entitles the customer to refunds, when defined quantity levels are not met at the end of the provision period. These arrangements represent a form of variable consideration, which is estimated using the most likely amount method to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2022, 2021, and 2020, no revenue was recognized from estimates that had not been resolved as of March 31, 2022 and 2021.

Commercial Healthcare Vertical:

Performance Obligations

Revenue from the Commercial Healthcare Vertical is primarily comprised of sponsorship fees from Corporate Sponsors in exchange for healthcare-related promotional campaigns. During healthcare-related promotional campaigns targeted to Participant Users based on results of their free genetic test kits, the Company has the stand-ready obligation to provide promotional services for the duration of the campaign promotion period. Accordingly, revenue is recognized ratably based on the time-elapsed method over the contractual term with the Corporate Sponsor.

Contractual Consideration

The transaction price may be fixed at contract inception within the Commercial Healthcare Vertical in a form of non-refundable minimum guarantee but may also have a component of variable consideration such as sales incentives which are calculated by multiplying the amount of work accomplished by a fixed unit price of remuneration. Due to the variable consideration being entirely constrained, the sales incentive is excluded from the transaction price until the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2022, 2021, and 2020, no revenue was recognized from estimates that had not been resolved as of March 31, 2022 and 2021.

Other Revenue:

System Development: System development revenue is generated by the development and the delivery of the system that meets the customer’s specifications. There is one performance obligation as all promises are interrelated to delivering a completed system. The title to the system is transferred to the customer upon acceptance. The Company typically recognizes revenue upon the customer’s acceptance as the control over the product is transferred to the customer and the Company’s performance obligations are satisfied. When third-party vendors participate in the provisioning of the system, the Company recognizes the related revenue on a gross basis as the Company is the principal in these arrangements.

Advertising: Advertising revenue is generated by displaying ads of goods and services on the Company’s websites. Customers pay for ad placement directly based on the length of the term the ad is displayed. Such an advertising contract represents a stand-ready obligation to provide a series of distinct periods of advertising, which are all substantially the same and that have the same pattern of transfer to the customer. The Company recognizes revenue from advertising ratably based on the time-elapsed output method over the contract term because the customer evenly receives and consumes the benefits throughout the contractual period.

Licensing: The Company’s licensing revenue is generated from royalties earned through intellectual property licensing agreements, which permit the licensees to use the recognition and status of the trademark to promote their businesses. There is one promise and performance obligation defined as the right to access the trademark. The Company measures revenue based on consideration including factors such as minimum guarantee, sales-based, or usage-based specified in a contract with a customer. Under ASC 606, such revenue is recognized throughout the life of the executed licensing agreement as the license is a right to access trademark which is recognized over time, and that sales-based or usage-based royalties are recognized when sales or usage occurs and the performance obligation is satisfied. Sales-based or usage-based royalties are excluded from the initial transaction price because they relate to a license of intellectual property and are subject to the royalty constraint.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled to for transferring goods and services to the customer.

Payments from the customers are often made in advance before satisfaction of the performance obligations. When payments are not due in advance, they are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Yen in thousands
	For the years ended March 31,
	2022	2021	2020
Sources of revenue:
Durables Vertical	¥224,727	¥85,000	¥13,570
Commercial Healthcare Vertical	—	107,000	210
Advertising			30,000
Licensing			13,894
System Development	—	20,000	—
Total revenue	¥224,727	¥212,000	¥57,674

Contract Balances

The timing of revenue recognition may not align with the right to invoice the customer. The Company records trade accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue is also recorded. Deferred revenue classified as current on the Consolidated Balance Sheets are expected to be recognized as revenue within one year. If revenue is recognized in advance of the right to invoice, a contract asset is recorded.

Changes in deferred revenue were as follows:

	Yen in thousands
	For the years ended March 31,
	2022	2021	2020
Balance, beginning of year	¥—	¥106,919	¥121,894
Revenue earned	—	(106,919)	(46,295)
Deferral of revenue	33,000	—	31,320
Balance, end of year	¥33,000	¥—	¥106,919

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections.

Remaining Performance Obligations

Remaining performance obligations represents the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.

As of March 31, 2022, deferred revenue represented the Company’s remaining performance obligations related to prepaid consideration for the campaign starting after August 2022 with a new customer, all of which is expected to be recognized within one year.

Deferred Contract Costs

Sales commissions that are incremental to the acquisition of customer contracts are capitalized as deferred contract costs on the Consolidated Balance Sheets when the period of benefit is determined to be greater than one year. Amortization of deferred contract acquisition costs is included within selling, general and administrative expenses in the Consolidated Statements of Loss.

The Company also capitalizes certain costs to fulfill a contract related to its proprietary products or services if they are identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered under ASC Topic 340-40, Other Assets and Deferred Costs-Contracts with Customers. Amortization of deferred contract fulfillment costs is included within cost of revenue in the Consolidated Statements of Loss.

Deferred contract costs are amortized to be consistent with the timing of transfer to the customer of the goods or services to which the costs relate, either at a point in time or over time in proportion to the amount of the related goods and services transferred to the customer. The Company periodically reviews these capitalized contract costs to determine whether changes in events or circumstances have occurred that could impact the period of benefit of these assets. There were no impairment losses recorded for the periods presented.

As of March 31, 2022 and 2021, the Company had no deferred costs to obtain and fulfill a contract. The Company amortized ¥1,500 thousand and ¥17,692 thousand of costs to obtain and fulfill the contract, respectively, and capitalized ¥1,575 thousand of costs to fulfill the contract during the year ended March 31, 2021. The Company capitalized ¥1,500 thousand and ¥16,117 thousand of costs to obtain and fulfill the contract, respectively, during the year ended March 31, 2020. The balance of costs to obtain the contract was ¥1,500 thousand and the balance of costs to fulfill the contract was ¥16,117 thousand as of March 31, 2020.

Cost of Revenue

Cost of revenue primarily comprised of the insurance costs, depreciation and amortization, and personnel-related expenses. For the year ended March 31, 2021, the cost of revenue also included the direct cost to develop software products, Participant User recruiting costs for the Durables Vertical, and genetic testing costs for Commercial Healthcare Vertical.

Advertising Costs

Advertising costs are expensed as incurred and presented within selling, general and administrative expenses in the Consolidated Statements of Loss. Advertising costs were ¥325 thousand, ¥888 thousand, and ¥500 for the years ended March 31, 2022, 2021, and 2020, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

Warrantee and its subsidiary file tax returns in the tax jurisdictions of Japan and Singapore. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

For purposes of the diluted net loss per common share calculation, stock options are considered to be potentially dilutive securities. However, as disclosed in Note 7, Share-Based Compensation, the Company’s 2nd and 3rd Series stock options include a triggering liquidation performance condition prior to vesting. As such, these are treated as contingently issuable shares and will be excluded from potential dilutive impact until the triggering liquidation performance condition is satisfied.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 for non-public entities, with early adoption permitted.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Leases - Targeted Improvements (“ASU 2018-11”), which offers a practical expedient for transitioning at the adoption date.

In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted this standard effective April 1, 2022 and the adoption did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments — Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The Company adopted this standard effective April 1, 2023 and the adoption did not have a material effect on the Company’s consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes — Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for non-public entities, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard effective April 1, 2022 and the adoption did not have a material effect on the Company’s consolidated financial statements.

Government Assistance

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The Company adopted this standard effective April 1, 2022 and the adoption did not have a material effect on the Company’s consolidated financial statements.

3. Property and Equipment, Net

As of the dates specified below, property and equipment, net consisted of the following:

	Yen in thousands
	March 31,
	2022	2021
Capitalized software	¥34,928	¥—
Computers	999	999
Furniture and fixtures	632	632
Total property and equipment	36,559	1,631
Less: Accumulated depreciation and amortization	(2,399)	(1,537)
Total property and equipment, net	¥34,160	¥94

Included in capitalized software were ¥28,136 thousand of assets under construction as of March 31, 2022. The Company recognized depreciation and amortization expenses on property and equipment of ¥862 thousand, ¥115 thousand, and 463 thousand for the years ended March 31, 2022, 2021, and 2020, respectively. The Company records depreciation and amortization expense in selling, general, and administrative expenses and cost of revenue on the Consolidated Statements of Loss.

4. Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1:    Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2:    Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:    Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The carrying value of cash and cash equivalents, trade accounts receivable, consumption taxes receivable, other receivables, accounts payable, accrued expenses and consumption taxes payable approximate their fair value due to their short-term nature.

There were no assets or liabilities measured at fair value on “recurring” basis during 2022 and 2021. Since there is no material difference between the market interest rate and the contract rate, the carrying value of the Company’s debt approximated its fair value as of March 31, 2022 and 2021.

5. Commitments and Contingencies

Operating Leases

The Company conducts its operations in leased facilities and recognizes rent expenses on a straight-line basis over the term of the lease. The Company entered into operating lease agreements for offices in Tokyo and Osaka, Japan. The contractual, but cancellable, leases expire in August 2023 and February 2024, respectively. Under the terms of the lease agreements, the Company may also be responsible for its maintenance costs.

The Company subleases the office in Tokyo from a company controlled by a corporate auditor of the Company. The Company recorded rent expenses for the Tokyo office of ¥2,370 thousand, ¥1,024 thousand, and ¥12,340 thousand in selling, general, and administrative expenses for the years ended March 31, 2022, 2021, and 2020, respectively. Security deposit related to this sublease was ¥1,794 thousand and ¥1,500 thousand, included in other assets in the Consolidated Balance Sheets, as of March 31, 2022 and 2021, respectively.

During the year ended March 31, 2022, the Company entered into new operating lease agreements for offices in the United States of America and Singapore with contractual lease periods of less than one year.

Total rent expenses recorded in selling, general, and administrative expenses in the Consolidated Statements of Loss were ¥6,019 thousand, ¥6,350 thousand, and ¥13,288 thousand for the years ended March 31, 2022, 2021, and 2020, respectively. With regard to the guarantee on the lease agreement by the related party, refer to Note 12, Related-Party Transactions.

The Company did not have operating leases that had initial or remaining noncancellable lease terms in excess of one year as of March 31, 2022.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the years ended March 31, 2022, 2021, and 2020.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties. To date, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

6. Debt

The Company’s borrowings, including short-term and long-term portions consisted of the following:

			Yen in thousands
			March 31,
	Interest Rate	Maturity	2022	2021
Amended term loan with Japan Finance Corporation	0.36% to 1.26%	August 31, 2026	¥15,500	¥—
Term loan with Japan Finance Corporation	0.90% to 8.55%	August 31, 2026	—	15,000
Term loan with Resona Bank, Limited	0.00% to 1.20%	November 30, 2030	25,000	25,000
Term loan with SBI Estate Finance Co., Ltd.	6.00%	September 5, 2037	45,011	46,729
Total long-term debt			85,511	86,729
Less: unamortized debt issuance costs			(1,067)	(1,136)
Subtotal			84,444	85,593
Current portion of long-term debt, net of debt issuance costs			(4,970)	(1,649)
Long-term debt, excluding current portion, net of debt issuance costs			¥79,474	¥83,944

On September 3, 2014, the Company entered into the term loan agreement with Japan Finance Corporation for ¥15,000 thousand, which matured on September 30, 2021. The term loan incurs variable interest at 0.90% through 8.55%. The term loan agreement does not require periodic principal repayments and is payable in full upon maturity.

On September 30, 2021, the Company refinanced the existing term loan with Japan Finance Corporation to extend the maturity date to August 31, 2026, and changed the interest rate. This refinancing resulted in ¥500 thousand of net proceeds. The variable interest rate per annum on the new term loan is 0.36% from September 30, 2021 to September 30, 2024, and 1.26% from October 1, 2024 to the maturity date. The new term loan agreement requires monthly principal repayments beginning from September 30, 2022 to the maturity date. Yusuke Shono, the CEO of the Company, has guaranteed the term loan agreement with Japan Finance Corporation.

On December 18, 2020, the Company entered into the term loan agreement with Resona Bank, Limited, for ¥25,000 thousand, which matures on November 30, 2030. The interest rate on the term loan is variable at 0% through December 17, 2023 and 1.20% from December 18, 2023 to maturity. The term loan agreement requires monthly principal repayments beginning from December 31, 2022 to the maturity date. Yusuke Shono, the CEO of the Company, has guaranteed the term loan agreement with Resona Bank, Limited.

On August 31, 2017, the Company entered into the term loan agreement with SBI Estate Finance Co., Ltd. for ¥52,000 thousand, which matures on September 5, 2037. Cash proceeds received for this term loan were ¥50,623 thousand, net of issuance costs. The contract interest rate on the term loan was 6.00% per annum and the effective interest rate was 6.28% per annum as of March 31, 2022 and 2021. The effective interest rate was higher than the contract rate due to amortization of debt issuance costs related to the term loan. The term loan agreement requires equal monthly repayments with principal and interest for ¥373 thousand.

The debt issuance costs of ¥1,377 thousand are being amortized over the 20-year life of the term loan resulting in ¥69 thousand, ¥68 thousand, and ¥69 thousand of issuance costs being amortized through interest expense for the years ended March 31, 2022, 2021, and 2020, respectively. Unamortized debt issuance costs are ¥1,067 thousand and ¥1,136 thousand as of March 31, 2022 and 2021, respectively and are presented in the Consolidated Balance Sheets as a direct deduction from the carrying value of the debt. Yusuke Shono, the CEO of the Company, has guaranteed the term loan agreement with SBI Estate Finance Co., Ltd. and pledged his personal assets as collateral.

None of the term loan agreements contain any financial covenants.

Contractual maturities of long-term debt as of March 31, 2022 were as follows:

(Yen in thousands)
2023	¥5,039
2024	8,950
2025	9,076
2026	9,203
2027	7,062
Thereafter	46,181
Total	¥85,511

7. Share-Based Compensation

2nd and 3rd Series Stock Options

On June 26, 2016 and March 30, 2017, as part of the 2nd Series and 3rd Series of stock options (collectively, the “2nd and 3rd Series”), the Company granted options to purchase 540,000 and 81,000 common shares, respectively. Each option can be exercised for one common share. The contractual term of the 2nd and 3rd Series stock options is ten years and the grantee must be employed by the Company at the time of exercise to exercise their rights. The 2nd and 3rd Series stock option’s fair value as of grant date was ¥11 and ¥35 per share, respectively. The exercise price of the 2nd and 3rd Series stock options were ¥19 and ¥56 per share, respectively.

The general terms of the 2nd and 3rd Series require both service and performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the stock exchanges in Japan or overseas. As the Company cannot conclude that a liquidity event is probable, no compensation costs were recorded in these consolidated financial statements related to the 2nd and 3rd Series.

As of March 31, 2022, total unrecognized compensation cost related to the unvested share-based awards was ¥825 thousand.

4th Series Stock Options

On January 29, 2021, the Board of Directors and shareholders of the Company approved the issuance of the 4th Series stock options (“4th Series”) and stock options to purchase total 2,019,000 common shares were granted to the Company’s director, employee and external subcontractors on February 3, 2021 and the Company’s CEO and external subcontractor on March 31, 2021. Each option can be exercised for one common share. The contractual term of the awards is ten years beginning after February 3, 2021.

The stock option’s fair value as of grant date is ¥100 per share and the exercise price of the stock option is ¥56 per share. The stock options include a market condition whereby the options become non-exercisable if there are any subsequent sales or issuance of common shares with a price less than ¥55.66. There are no other service or performance conditions.

Cash received from stock options granted for the year ended March 31, 2021 was ¥1,707 thousand, and was included in additional paid-in capital in the Consolidated Balance Sheets as of March 31, 2022 and 2021. Upon issuance, the grantees paid an issue price per share of less than ¥1, resulting from the stock split.

As the options are fully exercisable at grant date subject only to the market condition, the Company recognized the full compensation cost for employees at the grant date. As the recognition of compensation cost for non-employees should be in the same manner as if the Company had paid cash for the goods or services, the Company recognized a prepaid compensation asset and recognizes the compensation cost on a straight-line basis over the implicit service period for certain non-employees. These non-employees provide services directly related to helping the Company achieve an IPO. There is a mutual understanding between these non-employees and the Company that they will provide services from grant date through the Company’s IPO. To recognize compensation cost for these non-employees, the Company initially used an expected IPO date of January 31, 2022, which was based on its best estimate at the time of grant but subsequently revised the expected IPO date of June 30, 2022 during the year ended March 31, 2022. A change in the expected IPO date will be recognized prospectively over the revised non-employee vesting period.

Total share-based compensation expense for 4th Series stock options included in selling, general, and administrative expenses in the Consolidated Statements of Loss was ¥83,976 thousand and ¥111,684 thousand for the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022, there was ¥4,533 thousand of unrecognized expenses included in prepaid compensation assets related to 4th Series stock options in the Consolidated Balance Sheets.

The fair value of the 4th Series is estimated using a hybrid method between a discounted cash flow method and Monte Carlo simulation model, estimating the probability-weighted value across multiple scenarios. The Company considered a near-term IPO scenario for a discounted cash flow method and a long-term IPO scenario for Monte Carlo simulation model.

Expected Term — The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected Volatility — The expected stock price volatility assumption was determined by examining the historical volatilities of comparable publicly traded companies within the Company’s industry.

Risk-Free Interest Rate — The risk-free rate assumption was based on the U.S. treasury rate that was consistent with the expected term of the Company’s stock options.

Expected Dividend — The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company does not currently pay dividends on the common shares; therefore, a dividend yield of 0% was used in the Monte Carlo simulation model.

Fair Value of Common Shares — The fair value of the common shares underlying the stock options has historically been the responsibility of and determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common shares, the Board of Directors has used independent third-party valuations of the Company’s common shares, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.

The following assumptions were used in the Monte Carlo calculation for the Series 4 stock options:

Expected life of options	10 years
Expected volatility	60.0%
Risk-free interest rate	1.2% - 1.7%
Expected dividend yield	—
Weighted-average grant-date fair value of stock option	¥72

A summary of the activity of the Company’s 2nd, 3rd, and 4th Series as of and for the years ended March 31, 2022, 2021, and 2020 is presented below:

				Thousands of
		Yen	Years	Yen
			Weighted-
		Weighted-	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	term	value
Outstanding as of April 1, 2019	63,000	¥29	7.4	¥—
Granted	—	—		—
Exercised	—	—		—
Forfeited	(9,000)	56		—
Outstanding as of April 1, 2020	54,000	¥25	6.4	¥—
Granted	2,019,000	56		—
Exercised	—	—		—
Forfeited	—	—		—
Outstanding as of March 31, 2021	2,073,000	55	9.7	—
Granted	—	—		—
Exercised	—	—		—
Forfeited	—	—		—
Outstanding as of March 31, 2022	2,073,000	55	8.7	183,497
Exercisable as of March 31, 2022	2,019,000	¥56	8.8	¥177,073

The aggregate intrinsic value of the outstanding and exercisable options was calculated based on the estimated fair value of common shares of ¥144 per share.

8. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Yen in thousands, except share and per share data
	For the years ended March 31,
	2022	2021	2020
Numerator:
Net loss	¥(97,080)	¥(25,798)	¥(48,334)
Denominator:
Weighted-average common shares outstanding used to compute net loss per share, basic and diluted	20,004,000	20,004,000	20,004,000
Basic and diluted net loss per share	¥(4.85)	¥(1.29)	¥(2.42)

There are no dilutive equity units. As disclosed in Note 7, Share-Based Compensation, the Company’s 2nd and 3rd Series stock options include a triggering liquidation performance condition prior to vesting. As such, these are treated as contingently issuable shares and will be excluded from potential dilutive impact until the triggering liquidation performance condition is satisfied. The 4th Series stock options outstanding have no dilutive impacts for the presented periods of net loss due to the antidilutive effect. The following potentially dilutive shares have been excluded from the calculation of diluted net loss per share for each period.

	March 31,
	2022	2021	2020
2nd and 3rd Series stock options outstanding	54,000	54,000	54,000
4th Series stock options outstanding	2,019,000	2,019,000	—
Total potentially dilutive shares	2,073,000	2,073,000	54,000

9. Income Taxes

The components of income (loss) before income taxes, by geography, consisted of the following:

	Yen in thousands
	For the years ended March 31,
	2022	2021	2020
Japan	¥(80,543)	¥(11,355)	¥(48,334)
Singapore	(16,537)	(14,443)	—
Loss before income taxes	¥(97,080)	¥(25,798)	¥(48,334)

Warrantee is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 34.6% for the years ended March 31, 2022 and 2021 and 30.6% for the year ended March 31, 2020. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the years ended March 31, 2022, 2021, and 2020 was as follows:

	Yen in thousands
	For the years ended March 31,
	2022	2021	2020
Income tax benefit at the statutory rate	¥(33,580)	¥(8,923)	¥(14,800)
Increase (reduction) in taxes resulting from:
Non-deductible share-based compensation expense	29,047	38,631	—
Deferred offering costs	(17,323)	(19,707)	(2,758)
Change in valuation allowance	15,982	(15,139)	16,503
Foreign rate difference	2,844	2,541	—
Disallowed losses	2,748	2,455	—
Non-deductible entertainment expense	—	—	809
Other	282	142	246
Income tax expenses	¥—	¥—	¥—

Significant components of deferred tax assets and liabilities were as follows:

	Yen in thousands
	March 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	¥135,400	¥118,693
Other	2,223	175
Total deferred tax assets	137,623	118,868
Deferred tax liabilities:
Debt issuance costs	(369)	(393)
Other receivables	(2,274)	—
Capitalized software	(1,011)	—
Other	(362)	(850)
Total deferred tax liabilities	(4,016)	(1,243)
Less: Valuation allowance	(133,607)	(117,625)
Net deferred tax assets	¥—	¥—

Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the net operating loss carryforwards would be utilized. Accordingly, it has established a valuation allowance against net deferred tax assets. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance. The net changes in the total valuation allowance for net deferred tax assets for the years ended March 31, 2022 and 2021 consisted of the following:

	Yen in thousands
	For the years ended March 31,
	2022	2021	2020
Valuation allowance at beginning of year	¥117,625	¥117,527	¥101,024
Additions (deductions)	15,982	(15,139)	16,503
Change in statutory tax rate	—	15,237	—
Valuation allowance at end of year	¥133,607	¥117,625	¥117,625

The Company had net operating loss carryforwards of ¥391,442 thousand in Japan as of March 31, 2022, which are available as an offset against future taxable income. These carryforwards are scheduled to expire as follows:

Years ending March 31,	Yen in thousands
Between 2023 and 2026	¥97,223
Between 2027and 2030	245,922
2031 and thereafter	48,297
Total	¥391,442

As of March 31, 2022, the Company’s Singaporean subsidiary had not generated any revenue and was deemed to be a dormant company under Singaporean tax law. Net operating losses generated in dormant tax year are not allowed to be carryforward to offset future taxable income, as such no tax benefit related to the Singapore net operating loss has been included in the deferred tax assets.

The Company has made no provision for the income taxes on undistributed earnings of a foreign subsidiary since it is the Company’s intention to permanently reinvest such earnings in its foreign subsidiary.

The Company has determined that it is more likely than not that a tax benefit will be sustained, therefore no uncertain tax benefit has been recognized.

For the years ended March 31, 2022, 2021, and 2020, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Consolidated Statements of Loss, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that have been accrued or recognized as of and for the years ended March 31, 2022, 2021, and 2020.

The Company files national and local income tax returns within Japan and Singapore. As of March 31, 2022, the Company was not currently, nor had it been, under income tax examination but may be subject to examination in the future. The tax authorities could perform tax examinations on years as early as the tax year ended March 31, 2016.

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	Yen in thousands
	March 31,
	2022	2021
Accrued compensation	¥2,737	¥8,706
Accrued offering costs	4,400	13,200
Accrued audit fees	50,188	6,090
Accrued professional fees	19,273	3,443
Withholding taxes payable	2,435	2,447
Accrued purchases of property and equipment	14,087	—
Other accrued expenses and current liabilities	7,915	3,201
Total	¥101,035	¥37,087

11. Shareholders’ Equity

Common Shares

On October 12, 2021, the Company’s Board of Directors approved, a 1,500-for-one stock split of its issued and outstanding common shares. In connection with the 1,500-for-one stock split, the total number of authorized common shares increased from 10,000,000 to 40,000,000 shares.

On November 14, 2022, the Company’s Board of Directors further approved a two-for-one stock split of its issued and outstanding common shares, and the stock split became effective on November 29, 2022. In connection with the two-for-one stock split, the total number of authorized common shares increased from 40,000,000 to 80,000,000 shares.

All common share, stock option, and per share information in the Company’s consolidated financial statements and accompanying notes has been restated to give retroactive presentation related to the stock splits for all periods presented.

As of March 31, 2022, the Company had authorized 80,000,000 common shares. Each holder of common shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the Board of Directors. The total common shares outstanding as of March 31, 2022 were 20,004,000 shares.

Warrantee is subject to the Companies Act. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common shares

Under the Companies Act, issuances of common shares are required to be credited to the common share account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts.

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the shareholders meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

The amount available for dividends under the Companies Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, there is no amount available for dividends due to the accumulated deficit as of March 31, 2022.

Increases / decreases and transfer of common shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common shares, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders. During the year ended March 31, 2021, the Company reduced its common shares capital and additional paid in capital by ¥125,636 thousand and ¥135,399 thousand, respectively and transferred ¥261,035 thousand in its non-consolidated financial statements to reduce the accumulated deficit upon resolution of the shareholders.

12. Related-Party Transactions

Transactions with the CEO of the Company and ZENY Inc.

For the year ended March 31, 2021, the Company had certain funding transactions with Yusuke Shono, the CEO of the Company, and ZENY Inc., a personal asset management company wholly owned by the CEO of the Company for general operating needs of ¥28,640 thousand, and the entire amount totaled ¥30,053 thousand had been repaid by March 31, 2021. Also, a receivable of ¥17 thousand from ZENY Inc. was collected during the year ended March 31, 2021. Therefore, there was no remaining balance related to ZENY Inc. in the Consolidated Balance Sheets as of March 31, 2022 and 2021. The payable and receivable with these related parties were non-interest bearing.

As of and for the year ended March 31, 2021, the Company and ZENY Inc. had been under common control of the CEO of the Company since the CEO of the Company and ZENY Inc. had 78.1% and 10.4% of the Company’s common shares, respectively. However, ZENY Inc. completed its dissolution of the corporation on September 1, 2021, and the CEO of the Company assumed the 10.4% of the Company’s common shares, which ZENY Inc. had held prior to the dissolution, as of March 31, 2022.

Transactions with ESCO & Marketing Inc. and Peijen Inc.

During the year ended March 31, 2021, the Company collected the non-interest bearing short-term funding of ¥6,112 thousand, which was provided during the year ended March 31, 2022, for ESCO & Marketing Inc. and Peijen Inc., two wholly owned companies by the CEO of the Company. The short-term funding was provided for general operating needs prior to the year ended March 31, 2021. The capital relationship between the CEO of the Company and these companies was terminated during the year ended March 31, 2021.

The collections of the receivable from related parties are included as a component of the shareholders’ equity on the Consolidated Balance Sheets.

Guarantees by the CEO of the Company

As described in Note 6, Debt, the CEO of the Company has guaranteed the Company’s term loan agreement with SBI Estate Finance Co., Ltd. and pledged his personal assets as collateral. The CEO of the Company has also guaranteed the Company’s term loan agreements with Resona Bank, Limited and Japan Finance Corporation.

The Company entered into a lease agreement on April 1, 2015 at its headquarter location in Osaka City, Osaka, Japan. The current lease term expires on February 27, 2024 and its lease payment is ¥148 thousand per month. The CEO of the Company is a guarantor of this lease.

13. Subsequent Events

The Company has evaluated subsequent events after the Consolidated Balance Sheet date through the date the consolidated financial statements were issued.

Acquisition of New Customers

In May 2022, the Company acquired three new corporate sponsors. The corporate sponsorship contracts of these customers had a term of one year that ended in May 2023. The Company expects to receive total proceeds of approximately ¥400,000 thousand as an aggregated maximum potential contract value through a contract term.

Stock Split

On November 14, 2022, the Company’s Board of Directors approved a two-for-one stock split of its issued and outstanding common shares, and the stock split became effective on November 29, 2022. In connection with the stock split, the total number of authorized common shares increased from 40,000,000 to 80,000,000.

All common share, stock option, and per share information in the Company’s consolidated financial statements and accompanying notes have been restated to give retroactive presentation related to the two-for-one stock split for all periods presented.