Form 20-F
period 2023-03-31
WARRANTEE INC.
filed 2024-01-31
CIK 1900564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,404,000 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2023, 2022, and 2021. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY132.75 = $1.00, which was the foreign exchange rate on March 31, 2023 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 3, 2023. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/20230403/.

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

Non-GAAP Financial Measures

In addition to U.S. GAAP measures, we use Non-GAAP EBITDA and Non-GAAP EBITDA Margin as described under “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” in various places in this annual report. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. Non-GAAP EBITDA and Non-GAAP EBITDA Margin may differ from similarly titled measures presented by other companies.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents, debt, and capitalization as of March 31, 2023:

•	on an actual basis;
•	on a pro forma basis to give effect to the issuance of 2,400,000 ADSs in our initial public offering (“IPO”) at the initial public offering price of $4.00 per ADS, after deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by us.

	As of March 31, 2023
(in thousands, except share amounts)	Actual ($)	Actual (¥)	Pro Forma(1) ($)	Pro Forma(1) (¥)
Cash and cash equivalents	$13	¥1,728	$7,204	¥956,305
Debt(2)	$606	¥80,384	$606	¥80,447
Shareholders’ equity:
Common shares – 40,000,000 shares authorized, 20,004,000 shares issued and outstanding as of March 31, 2023; 40,000,000 shares authorized, 22,404,000 shares issued and outstanding, pro forma	1,029	136,636	1,029	136,600
Additional paid-in capital	2,541	337,299	9,732	1,291,897
Retained earnings (accumulated deficit)	(3,545)	(470,605)	(3,545)	(470,599)
Accumulated other comprehensive income	5	688	5	664
Treasury stock, at cost	—	—	—	—
Total shareholders’ equity (deficit)	30	4,018	7,221	958,562
Total capitalization	$636	¥84,402	$7,828	¥1,039,008
(1)

The number of common shares outstanding immediately after the IPO is based on the issuance of 2,400,000 ADSs in the IPO and does not include up to an aggregate of 2,073,000 common shares issuable upon the exercise of stock options outstanding as of March 31, 2023 at a weighted average exercise price of JPY55.20 per share.

(2)

Our debt is comprised of loans borrowed from three Japanese financial institutions: SBI Estate Finance Co., Ltd., Resona Bank, Limited, and Japan Finance Corporation. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Outstanding Loans from Financial Institutions.”

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

As of March 31, 2023, we had total assets of JPY266,560 thousand (approximately $2,008 thousand) and a working capital deficit of JPY156,354 thousand (approximately $1,178 thousand). As of the date of this annual report, we believe we need a minimum of JPY951,985 thousand (approximately $7,171 thousand) in order to fund our presently forecasted working capital requirements over the next 12 months. We believe that the net proceeds of our initial public offering will be sufficient to fund our presently forecasted business plan and scale-up operations over, at least, the 12 months following the date of this annual report. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. In addition, unless we are able to successfully scale our operations and achieve meaningful cash flow from operations, we will require additional capital in order to fund the continued development of our trinity business model following the 12-month period after the date of this annual report. We will endeavor to acquire any additional required funds through various financing sources, including borrowings under our existing loans from financial institutions, the private and public sale of our equity and debt securities, and other third-party financings. In addition, we will consider alternatives to our current business plan that may enable us to achieve meaningful cash flow from operations with a smaller amount of capital. However, there can be no guaranty that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

We have incurred losses from operations during the fiscal years ended March 31, 2022 and 2021. Our ability to continue as a going concern depends on our being able to generate revenue significant enough to result in operating profitability.

We have a history of recurring losses, including a loss from operations of JPY89,842 thousand (approximately $677 thousand) and JPY27,754 thousand (approximately $209 thousand) for the fiscal years ended March 31, 2022 and 2021, respectively. This operating loss has resulted in an accumulated deficit of JPY470,605 thousand (approximately $3,545 thousand), JPY511,908 thousand (approximately $3,856 thousand), and JPY414,828 thousand (approximately $3,125 thousand) as of March 31, 2023, 2022, and 2021, respectively.

If we are unable to generate enough revenue to result in operating profitability in the future, there may be substantial doubt about our ability to continue as a going concern and, therefore, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, or at all. Further, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which could cause our investors to lose all or part of their investment.

We face intense competition in the field of marketing, advertising, and market research services, which is likely to intensify further as existing competitors devote additional resources to, and new participants enter, the market. If we cannot compete successfully, we may be unable to increase our revenue or sustain profitability.

We face significant competition from providers of advertising, marketing, and market research services, including market data analysis service providers such as online sentiment and survey companies, product analytics companies, marketing analytics companies, point solution vendors offering usability research tools, research services firms, and panel aggregators, many of whom have significantly more resources than we do. Competition is based on, among other things, rates, availability of markets, quality of products and services provided and their effectiveness, audience coverage, and other factors. The development of new devices and technologies, as well as higher consumer engagement with other forms of digital media, such as online and mobile social networking, are increasing the number of media choices and formats available to audiences, resulting in audience fragmentation and increased competition. Our current and potential competitors may develop and market new technologies, products, or services that render our existing or future services less competitive or obsolete.

Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and market penetration, higher margins on their products and services, and substantially greater financial, technological, and research and development resources and selling and marketing capabilities. As a result, they may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion, and sale of their products and services than we do, or sell their products and services at prices designed to win significant levels of market share. We may not be able to compete effectively against these organizations. In addition, for cost-saving or other reasons, our customers, which are often large consumer goods manufacturers, may decide to conduct directed marketing or market data research in-house. Increased competition and cost-saving initiatives on the part of corporate sponsors are likely to result in pricing pressures, which could harm our sales, profitability, or ability to gain market share.

We had a limited number of customers accounting for a substantial portion of our revenue in fiscal years ended March 31, 2023, 2022, and 2021, respectively. We have not generated revenue from any customer on a recurring basis, and our efforts in expanding our customer base, increasing average contract value, and generating recurring revenue may not be successful, which makes us vulnerable to a near-term severe financial loss.

We have derived a substantial portion of our revenue from a limited number of customers. For the fiscal year ended March 31, 2021, more than 80% of the consolidated revenue was derived from two customers. In the fiscal year ended March 31, 2022, we received revenue from one corporate sponsor, Paygene Co., Ltd. (“Paygene”), a sales agency for medical devices. In May 2022, we acquired three new corporate sponsors, Beauken Co., Ltd. (“Beauken”), Connect Plus Co., Ltd. (“Connect Plus”), and Y’s Inc. We completed the marketing campaigns for Beauken and Connect Plus in May 2023 and completed the marketing campaign for Y’s Inc. in November 2023. There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. We have not yet established a recurring customer base that provides us with an ongoing sustainable source of revenue sufficient to cover our operating expenses, which makes us vulnerable to the risk of a near-term severe financial impact if we are unable to secure new revenue generating customer contracts. We will need to develop new campaigns and engage new customers to maintain or increase our service revenue, and there is no assurance that we can do so at a cost-effective manner. In addition, our customers have been concentrated in certain market sectors, such as durables, non-prescription medical treatments and devices, and supplements. If our customers or prospective customers reduce their marketing expenditure because they experience declining or delayed revenue due to market, economic, or competitive conditions, or for other reasons, we could be pressured to reduce the prices we charge for our services or we may not be able to efficiently expand our customer base, which could have an adverse effect on our profit margins and financial position, and could negatively affect our revenue and results of operations and/or trading price of the ADSs.

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

We are not a licensed insurer and do not provide any insurance that requires a regulatory license. In order to avoid the requirement to obtain an insurance license in Japan, we typically offer to participant users insurance coverage of no more than JPY100,000 (approximately $753). We have used insurance companies to provide certain product insurance and medical insurance policies to cover our business or the participant users in our campaigns. Although we have been able to obtain insurance policies from multiple sources on competitive terms in the past, there may be only a limited number of insurance companies providing the types of insurance policies we may need to use in our future campaigns. In such cases, we may have only limited bargain power and may not be able to obtain our needed insurance policies at an acceptable price, which could limit our ability to increase our profit margin in those campaigns.

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

In addition to the expenses and risk of regulatory compliance, certain government regulations may inhibit our ability to develop and pursue certain corporate sponsorships. For example, we are subject to Japan’s insurance regulations. In our campaigns, if we enter into an insurance contract with a licensed insurer where the participant users are insured and the participant users directly receive insurance proceeds from the licensed insurer, we are not subject to any coverage amount limitation since our activities would not be regarded as “insurance business.” However, if we enter into an insurance contract with the licensed insurer where we are insured and we receive the insurance proceeds from the licensed insurer (which are distributed to the participant users from us), we may be required to obtain an insurance business license, since our activities would be regarded as “insurance business” pursuant to the Insurance Business Act, as interpreted by the Financial Services Agency of Japan. In such case, we would incur the resulting costs and burdens of the additional regulatory compliance, unless we limit the maximum amount of insurance coverage we may provide to a participant user in such campaigns to be no more than JPY100,000 (approximately $753). In addition, as the Financial Services Agency of Japan has broad discretion as to the interpretation of the Insurance Business Act, it may amend the detailed requirements under the interpretation (including the amount of the minimum coverage) in the future. Such amendment may require us to adjust our business model, which may harm our revenue prospectus or increase our compliance costs.

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

A share pledge agreement (the “Share Pledge Agreement”) was executed on February 19, 2020, among Hack Osaka Investment Limited Partnership (“Hack”), our Chief Executive Officer, Mr. Shono, and ZENY Inc. (“ZENY”), a company wholly owned and controlled by Mr. Shono, in connection with a pledge to Hack of an aggregate of 1,737,000 Common Shares held by ZENY and Mr. Shono. The pledge was established as security for the joint and several liability of ZENY and Mr. Shono to pay for the repurchase of the Common Shares acquired by Hack under a share purchase agreement executed among Hack, ZENY, and Mr. Shono on March 29, 2019. The Share Pledge Agreement was supplemented on March 31, 2020 and further amended on March 31, 2022. ZENY was dissolved and liquidated in 2021 and is no longer a party to the Share Pledge Agreement, as supplemented and amended.

Under the terms of the Share Pledge Agreement, as supplemented and amended, the outstanding balance due to Hack as of March 31, 2022 was confirmed as JPY193,390,450 (approximately $1,456,802) as the aggregate principal balance. To release the pledge, Mr. Shono is required, to pay (a) by March 31, 2023, the outstanding aggregate principal balance of JPY193,390,450 (approximately $1,456,802) in a lump sum payment, and (b) monthly installments (equal monthly installments of JPY2,360,000 (approximately $17,778) from April 30, 2022 to February 28, 2023, and JPY2,275,005 (approximately $17,138) on March 31, 2023. If Mr. Shono fails to make any payment under (a) or (b), he is required to use his best efforts to assist Hack in selling the pledged shares to third parties by means of a public offering of the pledged shares or other means of acquisition. Pursuant to the provisions of the agreement, the aforementioned share pledge has been registered on the shareholder registry of the Company. Mr. Shono and Hack are currently in the process of amending the Share Pledge Agreement to extend the outstanding balance due date to March 31, 2024. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Pledge Agreement.”

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

Our articles of incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable Japanese laws and regulations. We have also entered into a limitation of liability agreement with each of our directors and corporate auditors, except our Chief Executive Officer and Chief Financial Officer. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these directors and corporate auditors in connection with any action, proceeding, or investigation in those capacities. We have not entered into any limitation of liability agreement with our Chief Executive Officer or Chief Financial Officer, as Article 427 of the Companies Act of Japan (the “Companies Act”) does not allow companies to enter into limitation of liability agreements with executive directors (gyomu-shikko-torishimariyaku).

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 22,404,000 of our Common Shares are issued and outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Our board of directors may determine the number of Common Shares to be issued as equity compensation from time to time, and the future issuance of additional Common Shares in connection with such issuances or in other transactions may adversely affect the market of the ADSs.

We from time to time may grant equity-based compensation in the form of stock options or other equity incentives to our directors, internal corporate auditors, employees, and external consultants. The number of Common Shares to be issued for such purpose may be determined by our board of directors without any further action or approval of our shareholders, subject to certain exceptions. As of March 31, 2023, 2,073,000 Common Shares were issuable upon exercise of outstanding stock options at a weighted average exercise price of JPY55.20 per share. If and when these options are exercised for our Common Shares, the number of Common Shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

From the listing of the ADSs on Nasdaq on July 25, 2023 to the date of this annual report, the closing price of the ADSs has ranged from $0.26 to $4.30 per ADS. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

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

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2023, we have identified certain deficiencies resulting from multiple audit adjustments that could aggregate to a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis. Our Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting were deficient primarily due to (i) a lack of manpower in our accounting department, which may reduce the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and (ii) failure to timely file our annual reports on Form 20-F for the fiscal years ended March 31, 2023 and 2022. The primary deficiencies related to audit adjustments are due to this shortage of staff within our internal accounting department, in addition to the burdens of reporting under U.S. GAAP. As of March 31, 2023, we did not have an effective internal control in place to monitor the progress of all aspects of our SEC reporting and disclosure requirements to timely identify delays, resulting in us being unable to timely meet our reporting and disclosure requirements with the SEC. We are re-evaluating our internal procedures to reduce delays in our future periodic and current reports and plan to adopt certain remedial measures to this effect, including, but not limited to, adopting formal internal policies and guidance on the monitoring of our SEC reporting and disclosure requirements and holding regular training sessions for our internal accounting staff related to SEC reporting and U.S. GAAP requirements. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to correct the material weakness or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We were not in compliance with our periodic reporting obligation under the Exchange Act by failing to file our annual reports on Form 20-F for the fiscal years ended March 31, 2023 and 2022 on a timely basis. In the event that we become delinquent with our SEC reporting obligation again, we may not be able to provide up-to-date disclosure to the public market, the ADSs may be considered highly risky or worthless, and the ADSs may be delisted from Nasdaq.

We have become subject to periodic reporting obligations under the Exchange Act since June 30, 2022, when our registration statement on Form F-1, as amended (File No. 333-265511), was declared effective by the SEC. As a reporting company and a foreign private issuer, the prescribed deadline for us to file our annual report on Form 20-F for the fiscal year ended March 31, 2023 was July 31, 2023, which annual report we did not file until January 31, 2024; the prescribed deadline for us to file our annual report on Form 20-F for the fiscal year ended March 31, 2022 was July 31, 2022, which annual report we did not file until June 16, 2023.

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

Further, any failure by us to comply with our SEC reporting obligation in the future may materially and adversely affect investors’ investment in the ADSs. For instance, in the event that we fail to timely file any periodic reports or current reports, we may not be able to provide up-to-date disclosure to the public market, and the ADSs may be considered highly risky or even worthless as a result. Additionally, under Nasdaq Listing Rule 5250(c)(1), a foreign private issuer listed on Nasdaq is required to timely file all required periodic financial reports with the SEC. See “—We are currently not in compliance with the continued listing requirements of Nasdaq. As a result, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.” In the event that the ADSs are delisted from Nasdaq, the value and liquidity of investors’ investment in the ADSs will be materially and adversely affected. Failure to comply with reporting obligation will also render us ineligible to use Form F-3 for registration of securities offered by us.

Our Chief Executive Officer owns a majority of our Common Shares and can exercise significant influence on the Company’s activities, thereby limiting a shareholder’s ability to influence our business and affairs.

Yusuke Shono, our Chief Executive Officer and a director, beneficially owns approximately 76.0% of the outstanding Common Shares. Consequently, Mr. Shono is able to control key corporate decisions, thus limiting the ability of the holders of the ADSs to influence matters affecting our Company. As a shareholder, Mr. Shono may be able to influence the outcome of matters submitted to shareholders for approval, including amendments of our organizational documents, issuance of additional Common Shares, approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder’s ability to fully influence our business and affairs through voting its Common Shares may be limited.

We plan to adopt a related party transaction policy, which will require that all related party transactions that meet the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act be disclosed to and approved by all our board of corporate auditors. We expect that, with the adoption of the related party transaction policy and a more active role to be played by our board of auditors in reviewing and monitoring related party transactions, proper controls will be put in place to safeguard the Company’s interests in any related party transactions. However, given the influence of Mr. Shono on our corporate matters, including his ability to control the election of our directors due to his controlling stake in the Company, there is no guarantee that our future related party transactions involving Mr. Shono will be carried out on an arms’ length basis or on terms that are most favorable to us and our shareholders.

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

In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion and Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are currently not in compliance with the continued listing requirements of Nasdaq. As a result, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On August 18, 2023, we received a notice of non-compliance from the Listing Qualifications Department of Nasdaq stating that, as a result of not having timely filed our annual report on Form 20-F for the fiscal year ended March 31, 2023, we were not in compliance with Nasdaq Listing Rule 5250(c)(1). On October 13, 2023, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until April 10, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by April 10, 2024, we may be eligible for additional time to regain compliance or may face delisting. On October 27, 2023, we received a staff determination letter (the “Letter”) from the Listing Qualifications Department of Nasdaq notifying us of the determination from the Nasdaq staff to delist our securities from The Nasdaq Stock Market because we had not filed our Form 20-F for the fiscal year ended March 31, 2023 and we are not in compliance with Nasdaq’s filing requirements for continued inclusion set forth in Nasdaq Listing Rule 5250(c)(1). The delisting action referenced in the Letter has been stayed pending the issuance of a formal decision by the Nasdaq Hearings Panel following a hearing to be held on February 8, 2024.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2023 taxable year. However, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

On July 25, 2023, the ADSs began trading on the Nasdaq Capital Market under the symbol “WRNT.” On July 27, 2023, we closed our initial public offering of 2,400,000 ADSs at a public offering price of $4.00 per ADS.

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

Our Company was founded in Japan in 2013. Beginning in 2018, we have focused on developing a suite of specialized marketing and market research services through campaigns for enterprises, which we refer to as our corporate sponsors or sponsors in our campaigns. These services are designed to collect and leverage targeted and specialty data of our corporate sponsors’ potential customers to provide proprietary market insights to our corporate sponsors and promote the sales of their products. In addition to our Chief Executive Officer and Chief Financial Officer, we operate our business with one full-time employee in charge of accounting matters and one part-time employee in charge of sales matters in Japan. We have a limited operating history with our campaign services, including a limited number of corporate sponsors (three in the fiscal year ended March 31, 2021, one in the fiscal year ended March 31, 2022, and four in the fiscal year ended March 31, 2023), on whom our business has been substantially dependent. We cannot guarantee that, with our current limited resources, we can adequately grow our business, increase our sponsor base, or manage our operations as a publicly traded company in the United States. In addition, the loss of any corporate sponsor in the absence of securing new business would have a material adverse effect on our operations and financial condition.

At the core of our current business of providing marketing campaign services is our trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom we also refer to as users, and Warrantee, and is designed to benefit all three stakeholders. This model is exemplified by our sponsored product insurance model used in our durables vertical. Under the sponsored product insurance model, we provide product insurance in the form of a limited extended warranty for appliances to users participating in our marketing campaigns, in exchange for their personal, purchase, or other data needed by our corporate sponsors, which we provide to our corporate sponsors for a sponsorship fee. We typically provide to participant users no more than JPY100,000 (approximately $753) of insurance coverage in order to comply with Japanese insurance regulations. Our collected user data enables our corporate sponsors to gain insights on their potential customers’ purchase patterns and inform our sponsors’ formulation of marketing strategies. In each campaign, within the covered period, if a participant user’s registered appliance breaks down, the user may elect to use the insurance coverage to pay for repair services or a replacement. Should a participant user make a claim for a replacement, we will only use the insurance coverage to subsidize a purchase of our corporate sponsor’s product. In this way, our campaigns can potentially increase sales of our sponsors’ products. We use the sponsorship fees to cover our operational costs, including purchasing product insurance from licensed insurers for participant users.

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

For the fiscal years ended March 31, 2023, 2022, and 2021, we generated total revenue of JPY243,218 thousand (approximately $1,832 thousand), JPY224,727 thousand (approximately $1,693 thousand), and JPY212,000 thousand (approximately $1,597 thousand), respectively, and generated net income of JPY41,303 thousand (approximately $311 thousand) and incurred net losses of JPY97,080 thousand (approximately $731 thousand), and JPY25,798 thousand (approximately $194 thousand), respectively. We have had only 11 customers and associated marketing campaigns to date, including one currently ongoing sponsor contract with Paygene, which will expire on December 31, 2023, one sponsor contract with Y’s Inc. that expired on May 26, 2023, which we are in the process of extending to December 2023, and two customers, Beauken and Connect Plus for which we completed marketing campaigns in May 2023. We have not yet established a recurring customer base that provides an ongoing sustainable source of revenue sufficient to cover our operating expenses. If we are unable to develop new sponsor contracts or other revenue sources, we may not be able to sustain our operations.

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

Durables Vertical

We primarily apply our sponsored product insurance model in organizing our campaigns for our corporate sponsors in the durables vertical, which include manufacturers, suppliers, and agencies marketing or selling household appliances and other durables. Our campaigns in this vertical provide extended warranty coverage on durables for participant users. Our participant users may be consumers or business entities. As of the date of this annual report, we have served a total of seven sponsors in this vertical, including two appliance manufacturers in the fiscal year ended March 31, 2021, a medical device sales agency, Paygene, for which we are conducting a marketing campaign as of the date of this annual report, and a real estate management firm, Connect Plus, for which we completed a marketing campaign in May 2023 directed to the existing tenants at the sponsor’s properties.

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

In exchange for the requested data, we provide to each participant user one year of product insurance coverage of up to JPY100,000 (approximately $753) for the user’s registered appliances. The coverage can be used to pay for repair services or replacements if a registered appliance breaks down, regardless of whether such appliance is still within the warranty period provided by the manufacturer. If the user chooses a replacement, our coverage can only be used to purchase the replacement product from our sponsor.

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

Commercial Healthcare Vertical

We entered the commercial healthcare vertical in 2020 by adapting our trinity model for the design and conduct of customized campaigns for corporate sponsors in this vertical, which include manufacturers, suppliers, and agencies marketing or selling health care related goods or services. Our campaigns in this vertical allow participant users who are generally consumers to receive complimentary examinations or treatments for ailments and procedures that are usually not covered by Japan’s “universal” coverage program. In our campaigns, we use sponsorship fees to pay the costs to enable these complimentary examinations or treatments to be available for participant users in exchange for their health and other data needed by our sponsors. As of the date of this annual report, we have served a total of three sponsors in this vertical, including one supplement supplier in the fiscal year ended March 31, 2021 and a manufacturer of health food products, Beauken, for which we completed a marketing campaign in May 2023.

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

Within this vertical, we have two primary types of corporate sponsors. The first type is medical device manufacturers which provide medical devices that are generally not covered under Japan’s government-run universal medical insurance program. In the campaign we conducted for a medical device manufacturer in the fiscal year ended March 31, 2020, we subsidized the insurance costs for participant users to enable them to test use certain knee regenerative treatment devices of our sponsor in exchange for their personal and use data. In this campaign, we used sponsorship fees to purchase special commercial medical insurance policies for participant users providing coverage up to JPY100,000 (approximately $753) per participant user, which enabled the participant users to receive certain regenerative treatments not covered by the “universal” coverage program and test use our sponsor’s devices. In addition to receiving the target user data, upon the conclusion of our campaign, more than half of the participant users purchased our sponsor’s devices.

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

Additional Verticals

Our strategy includes, among other things, the development of and entry into other industry verticals. For example, in May 2022, we were engaged by Y’s, Inc., a Kyoto, Japan based employment agency, to design and launch a campaign directed at persons placed by Y’s placement services, pursuant to which users receive a limited amount of unemployment insurance, up to JPY100,000 (approximately $753), in exchange for their personal data. We believe that campaigns on behalf of corporate sponsors that offer users limited unemployment insurance will be attractive in times of macroeconomic uncertainty, such as those experienced by our addressable markets as of the date of this annual report.

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

In the fiscal year ended March 31, 2023 and 2022, we generated 88% and 100% of our total revenue, respectively, from one corporate sponsor, Paygene, in the durables vertical. Paygene is a sales agency for medical devices. Pursuant to the sponsor contract with Paygene, as amended, we will provide to Paygene certain requested information of 40 hospitals or clinics (the “Required Delivery Number”) each month for a monthly fee of ¥16,000 thousand (approximately $121 thousand) from January 1, 2021 to December 31, 2023, provided that, if we deliver information for a number of participant hospitals and clinics (the “Actually Delivered Number”) that is greater than the Required Delivery Number, Paygene will pay us an additional fee equal to a per billing unit price of ¥400 thousand (approximately $3 thousand) (the “Per Billing Unit Price”) multiplied by the difference by which the Actually Delivered Number exceeds the Required Delivery Number, and if we fail to deliver information for the Required Delivery Number, our fee will be reduced by an amount equal to the Per Billing Unit Price multiplied by the difference by which the Required Delivery Number exceeds the Actually Delivered Number. This sponsor contract automatically renews for successive one-year terms unless either party gives the other party termination notice one month before the expiration date. Either Paygene or we may terminate this contract if (i) the other party commits a breach and fails to cure such breach in 30 days after notice, (ii) if the other party commences certain liquidation or bankruptcy proceedings, or (iii) if the other party commits fraud or other similarly improper acts and the parties fail to resolve the issue.

Under this sponsor contract, we are requested to provide purchase and use data of certain medical devices and contact information of doctors at the participant hospitals and clinics as well as an opportunity for Paygene to conduct pitch meetings with the participant hospitals and clinics. We have leveraged our Chief Executive Officer’s relationships with certain hospitals and clinics in gathering and delivering the requested information and arranging the meetings. We have used our sponsored product insurance model to incentivize other hospitals and clinics with which we do not have relationships to participate in our campaign by providing product insurance coverage for their medical devices in exchange for their consents to provide the requested information and attend pitch meetings with Paygene. We can provide coverage above JPY100,000 (approximately $753) for each participant clinic or hospital without obtaining an insurance business license as the participant hospitals and clinics will be directly insured by the policies we purchase for them. As of March 31, 2023, our Actually Delivered Number had met or exceeded the Required Delivery Number each month. There is no guarantee that we can continue to successfully deliver the requested information and arrange pitch meetings for Paygene. If we fail to meet the Required Delivery Number, our monthly fee from this contract may be substantially reduced.

For the fiscal years ended March 31, 2023, 2022, and 2021, two customers, one customer, and two customers, respectively, accounted for 100%, 100%, and 84%, respectively, of our total revenue. Revenue, which was related to sales in Japan, from those customers totaled JPY243,218 thousand (approximately $1,832 thousand), JPY224,727 thousand (approximately $1,693 thousand), and JPY177,000 thousand (approximately $1,333 thousand) of the total revenue of JPY243,218 thousand (approximately $1,832 thousand), JPY224,727 thousand (approximately $1,693 thousand), and JPY212,000 thousand (approximately $1,597 thousand) for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. Our revenue from miscellaneous system development services constituted, less than 10% of our total revenue in the fiscal year ended March 31, 2021, and decreased to zero in the fiscal years ended March 31, 2022 and 2023, as we continuously transitioned to focusing on our marketing campaign services and reduced those miscellaneous services. The following represents revenue attributable to each of these customers as a percentage of total revenue for each respective year.

	Fiscal Year Ended
	March 31,
	2023	2022	2021
Customer A(1)	88%	100%	—
Customer B(2)	—	—%	51%
Customer C(1)	12%	—%	33%
(1)	Durables
(2)	Commercial healthcare, including supplements

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

Recent Development

In May 2022, we entered into corporate sponsorship contracts with Beauken, Connect Plus, and Y’s Inc. We completed the marketing campaigns for Beauken and Connect Plus in May 2023 and completed the marketing campaign for Y’s Inc. in November 2023.

●	Beauken manufactures and sells health food products. Pursuant to the corporate sponsorship contract, we provided to Beauken’s existing and potential customers free genetic testing in exchange for their personal data. Beauken has agreed to pay us JPY10,000 (approximately $75) for each set of personal data, subject to a maximum of 20,000 sets of personal data, for a maximum potential contract value of $1.6 million. Our corporate sponsorship contract had a term of one year and ended on May 29, 2023.
●	Connect Plus is a financial advisory and real property management firm. Pursuant to the corporate sponsorship contract, we provided to the tenants of the properties managed by Connect Plus a warranty for repair or replacement of air conditioners and other equipment installed on the property up to JPY100,000 (approximately $753), in exchange for the tenants’ personal data. Connect Plus agreed to pay us ¥10,000 (approximately $75) for each set of personal data, subject to a maximum of 10,000 sets of personal data, for a maximum potential contract value of $820,000. Our corporate sponsorship contract had a term of one year and ended on May 29, 2023.
●	Y’s, Inc. is an employment agency. Pursuant to the corporate sponsorship contract, we provided to persons placed by Y’s a limited amount of unemployment insurance, up to JPY100,000 (approximately $753), in exchange for their personal data. Y’s, Inc. agreed to pay us ¥10,000 (approximately $75) for each set of personal data, subject to a maximum of 10,000 sets of personal data, for a maximum potential contract value of $820,000. Our corporate sponsorship contract had a term of one year ended May 26, 2023.

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

Human Capital

We currently operate with a very limited staff and use mostly third-party providers to provide the services required by each campaign on an as-needed basis. All business critical functions are decided by our Chief Executive Officer and Chief Financial Officer, with the day-to-day administrative functions outsourced to professional vendors. As part of our development strategy, we have strived for continued growth while managing our operating expenses, including labor costs. We plan to maintain this approach as we seek to increase our employee base to accelerate expansion of our business and support the infrastructure of a public company. As of the date of this annual report, in addition to our Chief Executive Officer and Chief Financial Officer, we have one full-time employee in charge of accounting matters and one part-time employee in charge of sales matters. We will need to increase our staff substantially in order to operate as a public company and grow our business. We have allocated a portion of the net proceeds of our initial public offering towards the hiring of additional employees, including sales and marketing personnel and accounting and financial reporting personnel. However, there can be no assurance that we will be able to hire and retain experienced and qualified employees in the near term, which could adversely impact our ability to operate as a public company and to grow our business. Our Company is not required by law to be unionized and, to date, has not been unionized. As such, we are not required to engage in collective bargaining procedures with any unions under Japanese labor laws.

Insurance

We do not maintain directors’ and officers’ liability insurance, property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage we maintain is in line with the industry.

Property and Equipment

We do not own any real property. We entered into a lease with Daiwa k. Co., Ltd. on February 3, 2014 for 494.5 square feet of office space, which is used as our headquarters in Osaka City, Osaka, Japan. The monthly rent for this lease is JPY148 thousand (approximately $1.1 thousand). The current lease term expires on February 27, 2024 and is automatically renewable for two-year terms, unless a notice is provided from the landlord at least six months prior to the last day of the then-current term. Mr. Shono, our Chief Executive Officer, is a guarantor of this lease.

In addition, we lease five office seats in Tokyo, Japan from Mitsui Fudosan Co., Ltd for a monthly rent of JPY575 thousand (approximately $4.33 thousand). The current lease term is from July 1, 2023 to June 30, 2024 and is automatically renewable for one-month terms, unless a notice is provided from the landlord at least two months prior to the last day of the then-current term.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. As of the date of this annual report, we have three registered patents protecting the intellectual property of the system underlying our sponsored product insurance model, which enables us to serve as an intermediary—helping facilitate data in exchange for insurance benefits—among sponsors, insurance companies, and users. We also have nine registered trademarks, including our names and marks, Warrantee, Warrantee Now, Free Insurance, our logo, and the Warrantee Now logo, with the Japan Patent Office. Our patents have a term of 20 years. Our patents and trademarks are not currently registered in any other jurisdiction, except that Warrantee has been registered in Australia, Brazil, China, the European Union, India, the United Kingdom, and Singapore. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries, such as Taiwan and Singapore, will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our patents, trademarks, trade secrets, or other intellectual property are infringed, our business, financial condition, and results of operations could be materially adversely affected.

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

Selling, general, and administrative expenses. Our selling, general, and administrative expenses (“SG&A”) are primarily composed of operating expenses related to sales and marketing, technology development, miscellaneous insurance expenses for our Company, and other general and administrative expenses, such as expenses related to our initial public offering.

Other income (expense). From time to time we have non-recurring, non-operating gains and losses, which are reflected through other income/expense.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we also provide Non-GAAP EBITDA and its ratio to revenue, Non-GAAP EBITDA %, each of which are financial measures that are not based on any standardized methodology prescribed by U.S. GAAP. Management considers Non-GAAP EBITDA and Non-GAAP EBITDA Margin to be measures of performance which provide useful information to both management and investors as an additional tool to use in evaluating our ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. We also believe that Non-GAAP EBITDA and Non-GAAP EBITDA Margin are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. However, you should be aware that non-GAAP financial measures are not a substitute for U.S. GAAP measures; they should be read and used in conjunction with our U.S. GAAP financial information. Our non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders.

Non-GAAP EBITDA. We define Non-GAAP EBITDA as net income plus other income, other loss, interest expenses, share-based compensation, and depreciation and amortization expenses. Non-GAAP EBITDA should not be considered an alternative to net income or other measures under GAAP. Non-GAAP EBITDA is not calculated identically by all companies and, therefore, our measures of Non-GAAP EBITDA may not be comparable to similarly titled measures reported by other companies.

Non-GAAP EBITDA Margin. We define Non-GAAP EBITDA Margin as the percentage derived from dividing Non-GAAP EBITDA for a period by total revenue for the same period.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2022

(in thousands)	Fiscal years ended March 31,
	2023 ($)	2023 (¥)	2022 (¥)	2021 (¥)	Change (¥)	% Change
Statement of Income Information
Revenue	$1,832	¥243,218	¥224,727	¥212,000	¥18,491	8%
Cost of revenue	16	2,097	2,516	25,146	(419)	(17)%
Gross profit	1,816	241,121	222,211	186,854	18,910	9%
Operating expenses:
Selling, general, and administrative expenses	1,420	188,528	312,053	214,608	(123,525)	(40)%
Income (Loss) from operations	396	52,593	(89,842)	(27,754)	142,435	159%
Other (expense) income, net	(58)	(7,692)	(4,254)	5,380	(1,843)	43%
Interest expenses	(27)	(3,598)	(2,984)	(3,424)	(614)	21%
Total other (expenses) income, net	(85)	(11,280)	(7,238)	1,956	(2,457)	34%
Net income (loss)	$311	¥41,303	¥(97,080)	¥(25,798)	¥139,978	144%
Non-GAAP EBITDA	$541	¥71,806	¥(5,004)	¥84,045	¥76,810	1,535%

Revenue

Revenue increased by 8% year-over-year in the fiscal year ended March 31, 2023 to JPY243,218 thousand ($1,832 thousand) because we mainly focused on one significant market campaign service in the durables vertical during the fiscal year ended March 31, 2023 which comprises 88% of the revenue of the fiscal year ended March 31, 2023. We transitioned to focusing on our marketing campaign services and reduced the offering of miscellaneous services compared to previous years.

Cost of Revenue

Cost of revenue decreased by 17% year-over-year to JPY2,097 thousand ($16 thousand) in the fiscal year ended March 31, 2023, mainly due to the decrease in variable costs, which are primarily comprised of insurance premiums paid for participant users in campaigns and system development costs in the fiscal year ended March 31, 2022. As we focused on a few significant projects during the fiscal year ended March 31, 2023, insurance costs and labor costs were lower in the fiscal year ended March 31, 2023.

Gross profit grew by 9% year-over-year to JPY18,910 thousand ($142 thousand) and gross profit margin was 99.1% in the fiscal year ended March 31, 2023.

SG&A

SG&A decreased by 40% year-over-year to JPY188,528 thousand ($1,420 thousand) in the fiscal year ended March 31, 2023, primarily due to a decrease in stock compensation expenses and professional fees.

Other (Expenses) Income

We recorded other expenses of JPY7,692 thousand ($58 thousand) in the fiscal year ended March 31, 2023, primarily due to increases in foreign currency losses due to the depreciation of the Japanese yen against the U.S. dollars and the increase in foreign currency remittances compared to the prior fiscal years. This was partially offset by interest income.

Net Income (Loss) and Non-GAAP EBITDA

Net income increased to JPY41,303 thousand ($311 thousand) in the fiscal year ended March 31, 2023 from a net loss of JPY97,080 thousand ($731 thousand) in the prior fiscal year, primarily due to the increase in revenue and significant decrease in SG&A.

Non-GAAP EBITDA increased to JPY71,806 thousand ($541 thousand) in the fiscal year ended March 31, 2023 from a loss of JPY5,004 thousand ($38 thousand) in the prior fiscal year due to the increase in revenue, significant decreased in SG&A and increase in depreciation and amortization expense which was added back to net income to calculate Non-GAAP EBITDA.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021

(in thousands)	Fiscal years ended March 31,
	2022 ($)	2022 (¥)	2021 (¥)	¥ Change	% Change
Statement of Income Information
Revenue	$1,553	¥224,727	¥212,000	¥12,727	6%
Cost of revenue	17	2,516	25,146	(22,630)	(90)%
Gross profit	1,536	222,211	186,854	35,357	19%
Operating expenses:
Selling, general, and administrative expenses	2,157	312,053	214,608	97,445	45%
(Loss) from operations	(621)	(89,842)	(27,754)	(62,088)	224%
Other (expense) income, net	(28)	(4,254)	5,380	(9,634)	(179)%
Interest expenses	(21)	(2,984)	(3,424)	440	(13)%
Total other (expenses) income, net	(49)	(7,238)	1,956	(9,194)	(470)%
Net loss	$(670)	¥(97,080)	¥(25,798)	¥(71,282)	276%
Non-GAAP EBITDA	$(35)	¥(5,004)	¥84,045	¥(89,049)	(106)%

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

Net Loss and Non-GAAP EBITDA

Net loss increased to JPY97,080 thousand ($670 thousand) in the fiscal year ended March 31, 2022 from a net loss of JPY25,798 thousand ($212 thousand) in the prior fiscal year, primarily due to the increase in SG&A and the increase in other expenses.

Non-GAAP EBITDA decreased to a loss of JPY5,004 thousand ($35 thousand) in the fiscal year ended March 31, 2022 from a profit of JPY84,045 thousand ($692 thousand) in the prior fiscal year due to the increased SG&A, increase in other expenses.

B.	Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We generally fund our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions, our Chief Executive Officer or its affiliates. As of the date of this annual report, we believe we need a minimum of JPY1,050,553 thousand ($7,914 thousand) in order to fund our presently forecasted working capital requirements over the next 12 months. On July 26, 2023, we closed our initial public offering of 2,400,000 ADSs at a public offering price of $4.00 per ADS. Gross proceeds of our initial public offering totaled $9.6 million, before deducting underwriting discounts and other related expenses. Net proceeds of our initial public offering were approximately $7.19 million. We believe that the net proceeds of the offering will be sufficient to fund our presently forecasted working capital requirements over, at least, the 12 months following the date of this annual report. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. In addition, unless we are able to successfully scale our operations and achieve meaningful cash flow from operations, we will require additional capital in order to fund our continued development of our trinity business model following the 12-month period following the date of this annual report. We will endeavor to acquire any additional required funds through various financing sources, including borrowings under our existing loans from financial institutions, the private and public sale of our equity and debt securities and other third-party financings. In addition, we will consider alternatives to our current business plan that may enable us to achieve meaningful cash flow from operations with a smaller amount of capital. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

Cash Flows for the Fiscal Years Ended March 31, 2023 and 2022

	Fiscal years ended March 31,
(in thousands)	2023 ($)	2023 (¥)	2022 (¥)
Consolidated Statements of Cash Flows Data:
Cash flow from operating activities:	$314	¥41,662	¥79,565
Cash flow from investing activities:	$(65)	¥(8,670)	¥(20,841)
Cash flow from financing activities:	$(349)	¥(46,374)	¥(60,099)

Operating Activities. Cash flow generated from operations was JPY41,662 thousand ($314 thousand) in the fiscal year ended March 31, 2023, compared to cash generated from operations of JPY79,565 thousand ($599 thousand) in the prior fiscal year, mainly due to the decrease in accrued liabilities and other current liabilities balance and stock compensation expenses, which was partially offset by the increase in net income.

Investing Activities. Cash flow used in investing activities was JPY8,670 thousand ($65 thousand) in the fiscal year ended March 31, 2023, compared to cash used in investing activities of JPY20,841 thousand ($157 thousand) in the fiscal year ended March 31, 2022. The decrease in cash outflow from investing activities was primarily due to fewer investments in capitalized software during the fiscal year ended March 31, 2023.

Financing Activities. Cash flow used in financing activities was JPY46,374 thousand ($349 thousand) in the fiscal year ended March 31, 2023, compared to cash used in financing activities of JPY60,099 thousand ($453 thousand) in the prior fiscal year, primarily due to the decreased payments of deferred offering costs.

Cash Flows for the Fiscal Years Ended March 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the fiscal years indicated.

	Fiscal years ended March 31,
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

Outstanding Loans from Financial Institutions

As of March 31, 2023, the Company had outstanding loans from three Japanese financial institutions: SBI Estate Finance Co., Ltd., Resona Bank, Limited, and Japan Finance Corporation. The main purpose of obtaining these loans has been to expand the Company’s business lines and develop more services. Mr. Shono, our Chief Executive Officer, is a guarantor of the Company’s obligations under the loan agreements with SBI Estate Finance Co., Ltd., Resona Bank, Limited, and Japan Finance Corporation.

On August 31, 2017, the Company obtained a loan in the principal amount of JPY52,000 thousand ($392 thousand) from SBI Estate Finance Co., Ltd., which matures on September 5, 2037, and accrues interest at a rate of 6.00% per annum. This loan is guaranteed by Mr. Shono, our Chief Executive Officer. Principal and interest are payable monthly; the outstanding balance as of March 31, 2023 and 2022 was JPY43,187 thousand ($325 thousand) and JPY45,011 thousand ($339 thousand), respectively.

On December 18, 2020, the Company obtained a loan from Resona Bank in the principal amount of JPY25,000 thousand ($188 thousand), which matures on November 30, 2030. No interest is payable or accrues prior to December 17, 2023. Thereafter, interest accrues at a rate of 1.200% per annum until the earlier of repayment in full or maturity. This loan is guaranteed by Credit Guarantee Corporation of Osaka and Mr. Shono, our Chief Executive Officer. Principal and, if applicable, interest are payable monthly; the outstanding balance as of March 31, 2023 and 2022 was JPY24,220 thousand ($182 thousand) and JPY25,000 thousand ($188 thousand), respectively.

On September 3, 2014, the Company obtained a loan from Japan Finance Corporation in the principal amount of JPY15,000 thousand ($113 thousand), which matured on September 30, 2021 (the “Prior Term Loan”). On September 30, 2021, the Company refinanced the Prior Term Loan with Japan Finance Corporation to extend the maturity date to August 31, 2026. The Company also used JPY15,000 thousand ($113 thousand) out of JPY15,500 thousand ($117 thousand) of the proceeds from the new loan to repay all outstanding principal balance under the Prior Term Loan. The interest rate per annum on the new term loan is 0.36% per annum from September 30, 2021 to September 30, 2024, and 1.26% per annum from October 1, 2024 to the maturity date. Under the new loan, the Company is required to make monthly repayments of principal beginning September 30, 2022 and monthly repayments of interest beginning October 30, 2021. This loan is guaranteed by Mr. Shono, our Chief Executive Officer. The outstanding balance as of March 31, 2023 and 2022 was JPY13,975 thousand ($105 thousand) and JPY15,500 thousand ($117 thousand), respectively.

Contractual Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations.

The following table sets forth the amount of our contractual obligations as of March 31, 2023.

	As of March 31, 2023
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥81,382	¥9,860	¥18,278	¥12,637	¥40,607
Long-term debt interest payments	22,924	2,697	5,457	4,535	10,235
Total	¥104,306	¥12,557	¥23,735	¥17,172	¥50,842

Off-Balance Sheet Arrangements

As of March 31, 2023, 2022, and 2021, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2022 to March 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we plan to successfully address in order to sustain our growth and improve our results of operations.

Acquiring New Sponsors and Campaign Opportunities. Our revenue and costs are primarily affected by the volume of campaign services, as well as the mix of sponsors of these services, which vary from period to period. Although we hope to develop repeated service opportunities with existing sponsors, we have not been successful in doing so to date under our business model and we intend to focus on incremental revenue opportunities through development of new sponsors. We plan to use our initial public offering proceeds to invest in sales and marketing, including hiring more staff to drive sponsor acquisition and to conduct more campaigns. We believe our investments in these areas will allow us to market our services to the needs of enterprises in the durables vertical and the commercial healthcare vertical which comprise our existing sponsor base, while unlocking opportunities to expand our sponsor base and to conduct campaigns in other verticals and markets. If our investments in sponsor acquisition are not successful, our operating results would be adversely impacted.

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

Impact of COVID-19

On March 11, 2020, the World Health Organization designated the outbreak of COVID-19 as a pandemic. Given that our marketing campaigns did not depend on face-to-face interactions with sponsors or participant users, we did not observe significant impacts on our business or results of operations for the fiscal years ended March 31, 2023, 2022, and 2021. We applied for the COVID-19 subsidy program for sustaining businesses provided by the Japanese government. For the fiscal year ended March 31, 2021, we received a one-time grant of JPY2,000 thousand ($15 thousand) from the subsidy program. While the extent to which COVID-19 may impact our future results cannot be known at this time, there is no guarantee that the pandemic and associated economic impacts will not result in a negative impact to our future financial condition, results of operations, and cash flows.

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

Our revenue is primarily derived from the durables vertical and the commercial healthcare vertical. Our services are marketed and sold directly to the customers. We assess the contract term as the period in which the parties to the contract have enforceable rights and obligations. The actual contract term may differ from the stated term in contracts with certain termination or renewal rights, depending on whether there are substantive penalties associated with those rights. Customer contracts are generally standardized and noncancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue. We may use third-party vendors to provide certain goods or services to our customers. We evaluate those relationships to determine whether revenue should be reported gross or net. We recognize revenue on a gross basis where we act as principal and control the goods and services used to fulfill the performance obligations to the customer and on a net basis where we act as an agent. We have not acted as an agent during the fiscal years ended March 31,2023, 2022, and 2021.

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

Contractual Consideration

The transaction price is generally fixed at contract inception. However, our contracts with corporate sponsors within the durables vertical may include a specified quantity, which entitles the customer to refunds, when defined quantity levels are not met at the end of the provision period. These arrangements represent a form of variable consideration, which is estimated using the most likely amount method to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2023, 2022, and 2021, no revenue was recognized from estimates that had not been resolved as of the applicable periods.

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

Contractual Consideration

The transaction price may be fixed at contract inception within the commercial healthcare vertical in a form of non-refundable minimum guarantee but may also have a component of variable consideration, such as sales incentives, which are calculated by multiplying the amount of work accomplished by a fixed unit price of remuneration. Due to the variable consideration being entirely constrained, the sales incentive is excluded from the transaction price until the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2023, 2022, and 2021, no revenue was recognized from estimates that had not been resolved as of the applicable period.

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

There were no bad debt expenses or allowance for doubtful accounts recorded as of and for the fiscal years ended March 31, 2023, 2022, and 2021.

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

Name	Age	Position(s)
Yusuke Shono	37	Chief Executive Officer and Director
Yumi Matsudaira	40	Chief Financial Officer and Director
Hideto Nakamura	46	Independent Director
Ryo Matsutani*	36	Corporate Auditor
Rimi Takahashi*	31	Corporate Auditor
Taeko Horiguchi*	58	Corporate Auditor
*	Members of our statutory board of corporate auditors are not members of our board of directors.

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

Yumi Matsudaira. Ms. Matsudaira has served as our director since June 2023 and our Chief Financial Officer since April 2023. Prior to joining our Company, Ms. Matsudaira was an audit manager at PricewaterhouseCoopers where she obtained her U.S. CPA license. She worked at PricewaterhouseCoopers Michigan office and Singapore office for a total seven years from October 2010 to October 2017. Ms. Matsudaira also worked at Canadian Education College in Singapore as a General Manager from October 2017 to April 2023. Ms. Matsudaira received her Bachelor of Business Administration degree in Finance from University of Hawaii in 2007 and her Master of Business Administration from Hawaii Pacific University in 2010.

Hideto Nakamura. Mr. Nakamura is an independent director and has served on our board of directors since June 2023. Mr. Nakamura has served as a Director at Leong Hum Engineering Pte Ltd., where he oversees the accounting and administration department, since April 2019. Mr. Nakamura has served as the Managing Director at Singapore Biken Pte Ltd., where he oversees operations of the entire company, since January 2013. Mr. Nakamura served as a Director at Aquatic Maintenance Services Pte Ltd., where he oversaw the entire company operations, from January 2017 to June 2019. Mr. Nakamura obtained his Bachelor’s degree in Economics from Kyushu International University in 1999.

Ryo Matsutani. Mr. Matsutani has served as a corporate auditor of the Company since June 2023. Mr. Ryo Matsutani has served as a Director at One Asia Lawyers Vietnam Co., Ltd since October 2019. He worked as an in-house Legal Officer at Nitto Denko Corporation from October 2016 to September 2019 and as an in-house Legal Officer at Yahoo Japan Corporation from January 2014 to September 2016. He obtained his Bachelor’s degree in Law from Sophia University in Japan in 2010 and his Juris Doctor degree from Chuo Law School in Japan in 2013.

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

There is no family relationship among any of the directors, corporate auditors, and officers. There is no arrangement or understanding among any of our directors and corporate auditors or any other person pursuant to which our directors and corporate auditors are appointed.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	3
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

(in thousands, except			Number of
number of persons in category)	Total amount of		persons in
Category of directors and corporate auditor	remuneration	Base compensation	category
Executive directors(1)	¥15,396	¥15,396	2
Outside directors(2)	¥720	¥720	3
Outside corporate auditors(3)	¥2,520	¥2,520	3
(1)	Consisted of Yusuke Shono and Hiromitsu Tsuga. Hiromitsu Tsuga ceased to be our Chief Financial Officer and Director in April 2023.
(2)	Consisted of Takashi Kanazawa, Takashi Kato, and Takeshi Todoroki. Takashi Kanazawa received no payments in the fiscal year ended March 31, 2023 and ceased to be our director in November 2023. Takashi Kato ceased to be our director in June 2023. Takeshi Todoroki ceased to be our director in November 2023.
(3)	Consisted of Tomotake Hasumi, Rimi Takahashi, and Taeko Horiguchi. Tomotake Hasumi ceased to be our corporate auditor in June 2023.

Stock Options

We granted stock options to purchase our Common Shares, as authorized by our shareholders in June 2016, March 2017, January 2021, and March 2021. The purpose of these grants is to enable our directors, corporate auditors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock option grants generally prohibit transfers of the options. A stock option holder generally forfeits such stock options if they are no longer a director, corporate auditor, employee, or advisor of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock options we have issued which are still outstanding.

				Number of
			Exercise Price	Common Shares
Name of Issuance	Issuance Date	Expiration Date	(per share)	to be Granted(2)
Second Series	06/26/2016	06/26/2026	¥19	45,000
Third Series	03/31/2017	02/28/2027	¥56	9,000
Fourth Series(1)	01/29/2021	02/02/2031	¥56	1,146,000
Fourth Series(1)	03/31/2021	02/02/2031	¥56	873,000
(1)	The options may not be exercised and will lapse if: (i) the Company’s Common Shares are issued at a price of less than JPY55.66, (ii) if stock options are issued with an exercise price less than JPY55.66 or other securities with a price less than JPY55.66 per share are paid in exchange for the delivery of one Common Share, (iii) in the event of any sale, purchase, or other disposition transaction of all of the Company’s Common Shares at a price less than JPY55.66 per share, or (iv) if the Common Shares are listed on any stock exchange in Japan or elsewhere and the closing price falls below JPY55.66 per share.

For additional details, see Note 8 to our audited consolidated financial statements as of and for the fiscal years ended March 31, 2023, 2022, and 2021 appearing elsewhere in this annual report.

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

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once a month. Under the Companies Act, our Company must have at least three directors on our board of directors. Our board of directors is currently comprised of three directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of three directors, one of which (Mr. Nakamura) is considered “independent,” as determined in accordance with the applicable Nasdaq rules.

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

Limitation of Liability of Directors and Corporate Auditors

In accordance with Articles 25 and 34 of our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors and corporate auditors, respectively, to limit their liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided that the amount of such limited liability is either: (i) an amount determined in advance by the Company within the scope specified in our articles of incorporation or (ii) the amount stipulated in applicable laws and regulations, whichever is higher. Mr. Nakamura is considered a non-executive director within the meaning of the Companies Act. We have executed customary limitation of liability agreements with our corporate auditors, Mses. Horiguchi, Takahashi, and Matsutani, and our independent director, Mr. Nakamura. We have not entered into any limitation of liability agreement with our Chief Executive Officer or Chief Financial Officer, as Article 427 of the Companies Act does not allow companies to enter into limitation of liability agreements with executive directors.

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

Beneficial ownership includes voting or investment power with respect to the Common Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 22,404,000 Common Shares outstanding as of the date of this annual report.

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

	Common Shares
	Beneficially Owned
	Number	Percent
Named executive officers, directors, and corporate auditors(1) :
Yusuke Shono(2)	17,618,916	76.0%
Yumi Matsudaira	—	—
Hideto Nakamura	30,000	*
Ryo Matsutani	—	—
Rimi Takahashi	—	*
Taeko Horiguchi	—	*

All named executive officers, directors, and corporate auditors as a group (six individuals):	17,705,916	76.4%

5% shareholders:
Yusuke Shono(2)	17,618,916	76.0%
*	Represents less than 1% of the number of Common Shares outstanding.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Warrantee Inc., 1103 Kitahama Craft, 2-4-1 Doshomachi, Chuo-ku, Osaka City, Osaka 541-0045, Japan.
(2)	The aggregate number of Common Shares beneficially owned by Mr. Shono constitutes (i) 16,835,916 Common Shares, and (ii) an aggregate of 783,000 Common Shares that may be issued upon exercise of stock options held by Mr. Shono. 1,737,000 shares owned by Mr. Shono and to which he holds a voting right (including shares previously owned by ZENY and already transferred to Mr. Shono) are subject to a pledge. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Pledge Agreement.”

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

The following includes summaries of transactions or agreements, since April 1, 2021, to which we have been a party, in which any of our directors, corporate auditors, executive officers, or beneficial owners of more than 5% of our capital shares, affiliates of our directors, corporate auditors, executive officers, and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control, and other similar arrangements, which are described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Transactions with Our Chief Executive Officer and His Wholly-Owned Companies

On August 1, 2023, we entered into a term loan agreement with Mr. Shono for $2,700 thousand with a maturity date of March 31, 2024. The interest rate of the term loan is 6.00% per annum. As of the date of this annual report, $2,700 thousand of the principal is outstanding.

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

Share Pledge Agreement

A Share Pledge Agreement was executed on February 19, 2020, among Hack, Mr. Shono, and ZENY, in connection with a pledge to Hack of an aggregate of 1,737,000 Common Shares held by ZENY and Mr. Shono. The pledge was established as security for the joint and several liability of ZENY and Mr. Shono, individually, to pay for the repurchase of the Common Shares acquired by Hack under a share purchase agreement executed among Hack, ZENY, and Mr. Shono on March 29, 2019. The Share Pledge Agreement was supplemented on March 31, 2020 and further amended on March 31, 2022 and January 31, 2024. ZENY was dissolved and liquidated in 2021 and is no longer a party to the Share Pledge Agreement, as supplemented and amended.

Under the terms of the Share Pledge Agreement, as supplemented and amended, the outstanding principal balance due to Hack as of January 31, 2024 was confirmed as JPY193,390,450 (approximately $1,456,802) as the aggregate principal balance. To release the pledge, Mr. Shono is required, to pay (a) by February 29, 2024, the outstanding aggregate principal balance of JPY193,390,450 (approximately $1,456,802) in a lump sum payment, (b) monthly installments (equal monthly installments of JPY17,400,000 (approximately $131,073) from March 31, 2024 to December 31, 2024. If Mr. Shono fails to make any payment under (a) or (b), he is required to use his best efforts to assist Hack in selling the pledged shares to third parties by means of a public offering of the pledged shares or other means of acquisition. Pursuant to the provisions of the agreement, the aforementioned share pledge has been registered on the shareholder registry of our Company.

Investment Agreement with Hack

On March 30, 2018, the Company entered into an investment agreement with Hack for the purchase by Hack of 1,737,000 Common Shares. As of December 31, 2021, Hack’s shareholding was reduced to 57,000 Common Shares, or 0.3% of our outstanding Common Shares.

Under the terms of the investment agreement, Hack is entitled to designate one director to the Company’s board of directors or, in the alternative, to send an observer to meetings of the Company’s board of directors. In the latter case, such observer would not have voting rights. Hack currently does not have a director designee on the Company’s board of directors. In addition, in the event that the Company issues, disposes of, or grants stock options, bonds with stock options, or any other rights to acquire Common Shares, Hack is entitled to subscribe for such rights on a pro-rata basis. The agreement has been terminated in accordance with its terms upon consummation of our initial public offering.

Agreement with Lotus Wise Associates Co., Ltd.

On December 23, 2018, we entered in a Capital Alliance Agreement with Lotus Wise Associates Co., Ltd. for the purchase of 1,737,000 Common Shares from Mr. Shono, our Chief Executive Officer. Under the terms of the agreement, Lotus Wise Associates Co., Ltd. is entitled to a board observer at meetings of our board of directors; however, such observer is not entitled to voting rights. Tomotake Hasumi, who served as a director of our Company until February 26, 2021, was appointed on such date to serve as our corporate auditor. Mr. Hasumi is the Chief Executive Officer and representative director of Lotus Wise Associates Co., Ltd., a company wholly owned and controlled by Mr. Hasumi, and certain of its affiliates. In addition, the Company and/or Mr. Shono has a right of first refusal to purchase any of our Common Shares held by Lotus Wise Associates Co., Ltd. The agreement has been terminated in accordance with its terms upon consummation of our initial public offering.

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

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, other than disclosed below. We are from time to time subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

A lawsuit filed by Freude Inc., as the complainant, and our Company as the defendant, relating to the payment of a fee for software development is currently pending in Fukuoka District Court. In this case, Freude Corporation sought recovery of JPY13,027,025 (approximately $98,132) and related late fees from our Company. We intend to vigorously defend the lawsuit.

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

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

The ADSs have been listed on the Nasdaq Capital Market since July 25, 2023 under the symbol “WRNT.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs have been listed on the Nasdaq Capital Market since July 25, 2023 under the symbol “WRNT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated articles of association, which are filed as Exhibit 1.1 to this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-272367), as amended, initially filed with the SEC on June 2, 2023.

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

Generally, a Non-Resident Holder is subject to Japanese withholding tax on dividends paid by Japanese corporations. Share splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a share split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 25 of the Japanese Income Tax Law).

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

PFIC Considerations

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raised in our initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

Based upon our operations and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2023 taxable year. However, the determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. Our PFIC status will depend, in part, on how quickly we utilize the cash we raised in our initial public offering in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-265511), as amended, and on Form F-1 (File No. 333-272367), as amended.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-272367) for our initial public offering, which was declared effective by the SEC on June 30, 2022. In July 2023, we completed our initial public offering in which we issued and sold an aggregate 2,400,000 ADSs at a price of $4.00 per ADS for $9.6 million. Prime Number Capital LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $2.78 million in expenses in connection with our initial public offering, which included approximately $864,000 in expenses paid to or for underwriters and approximately $1.92 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $7.19 million after deducting underwriting discounts and the offering expenses payable by us. As of January 29, 2024, we had used $10,000 for recruitment, $100,000 for system development, and $2,000,000 for working capital and other general corporate purposes. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-272367).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2023, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient manpower in our accounting department which may reduce the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2023. Our management identified a material weakness in our internal control over financial reporting due to (i) a lack of manpower in our accounting department, which may reduce the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and (ii) failure to timely file our annual report on Form 20-F for the fiscal years ended March 31, 2023 and 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC, our independent registered public accounting firm since November 8, 2023, and BF Borgers CPA PC, our independent registered public accounting firm before November 8, 2023.

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Audit fees(1)	$255,000	$438,000	$90,000
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	$255,000	$438,000	$90,000
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-41433), filed with the SEC on December 26, 2023. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

In particular, as a foreign private issuer, we follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of three directors, one of which is considered “independent,” as determined in accordance with the applicable Nasdaq rules;
●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member board of corporate auditors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Corporate Auditors” for additional information;
●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive, directors, and corporate auditors, and other compensation related matters;
●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices; and
●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We will be required to begin compliance with the disclosure and tagging requirements under this item in the annual report on Form 20-F for the fiscal year ending March 31, 2024.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending March 31, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Warrantee are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Articles of Incorporation of the Registrant (English Translation)
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

4.6*	English Translation of the Loan Agreement dated August 1, 2023 by and between the Registrant and Yusuke Shono
8.1

List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-272367) filed with the U.S. Securities and Exchange Commission on June 2, 2023)

11.1*	Code of Ethics and Business Conduct
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Warrantee Inc.

	By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director
(Principal Executive Officer)

Date: January 31, 2024

WARRANTEE INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Warrantee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Warrantee Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of income (loss), consolidated statements of comprehensive income (loss), consolidated statements of shareholders’ equity (deficit), and consolidated statements of cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a negative working capital of ¥156.4 million and ¥112.7 million as of March 31, 2023 and 2022, respectively. The Company has a history of recurring losses, including a loss from operations of ¥89.8 million and ¥27.8 million for the years ended March 31, 2022 and 2021, respectively. This operating loss have resulted in an accumulated deficits of ¥470.6 million and ¥511.9 million as of March 31, 2023 and 2022, respectively. Management's descriptions in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2023.

Singapore

January 31, 2024

PCAOB ID Number 6783

WARRANTEE INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2023 and 2022

(Yen in thousands, except share data)

	March 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	¥1,728	¥14,012
Trade accounts receivable	—	2,700
Other receivables	363	6,908
Prepaid compensation asset	190	4,533
Prepaid expenses and other current assets	8,096	2,026
Total current assets	10,377	30,179
Non-current assets:
Property and equipment, net	35,930	34,160
Right-of-Use Assets	60,692	—
Deferred offering costs	149,157	116,059
Other assets	10,404	2,412
Total non-current assets	256,183	152,631
Total assets	¥266,560	¥182,810
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	¥1,485	¥1,485
Accrued expenses and other current liabilities	100,385	101,035
Consumption taxes payable	9,765	2,347
Current portion of long-term debt, net of debt issuance costs	9,791	4,970
Deferred revenue	9,831	33,000
Current portion of lease liabilities	35,474	—
Total current liabilities	166,731	142,837
Non-current liabilities:
Long-term debt, excluding current portion, net of debt issuance costs	70,593	79,474
Lease liabilities	25,218	—
Total non-current liabilities	95,811	79,474
Total liabilities	262,542	222,311
Shareholders’ equity (deficit):
Common shares, ¥6.83043 par value - 80,000,000 shares authorized, 20,004,000 shares issued and outstanding as of March 31, 2023 and 2022	136,636	136,636
Additional paid-in capital	337,299	337,299
Accumulated deficit	(470,605)	(511,908)
Accumulated other comprehensive loss	688	(1,528)
Total shareholders’ equity (deficit)	4,018	(39,501)
Total liabilities and shareholders’ equity (deficit)	¥266,560	¥182,810

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands, except share and per share data)

	Fiscal Years Ended March 31,
	2023	2022	2021
Revenue	¥243,218	¥224,727	¥212,000
Cost of revenue	2,097	2,516	25,146
Gross profit	241,121	222,211	186,854
Operating expenses:
Selling, general and administrative expenses	188,528	312,053	214,608
Income (loss) from operations	52,593	(89,842)	(27,754)
Other income (expenses):
Other income (loss), net	(421)	541	5,971
Interest expenses	(3,598)	(2,984)	(3,424)
Foreign currency loss, net	(7,271)	(4,795)	(591)
Total other income (expenses), net	(11,290)	(7,238)	1,956
Income (loss) before income taxes	41,303	(97,080)	(25,798)
Income tax expenses	—	—	—
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Net income (loss) per share attributable to common shareholders, basic	¥2.06	¥(4.85)	¥(1.29)
Weighted-average shares outstanding used to compute net income (loss) per share, basic	20,004,000	20,004,000	20,004,000
Net income (loss) per share attributable to common shareholders, dilutive	¥1.95	¥(4.85)	¥(1.29)
Weighted-average shares outstanding used to compute net income (loss) per share, dilutive	21,222,348	20,004,000	20,004,000

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands)

	Fiscal Years Ended March 31,
	2023	2022	2021
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Foreign currency translation adjustments, net of tax	2,216	(1,285)	—
Comprehensive income (loss)	¥43,519	¥(98,365)	¥(25,798)

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity (Deficit)
Balance, March 31, 2020	20,004,000	¥136,636	¥129,270	¥(389,030)	¥—	¥(123,124)
Receipts from related parties	—	—	6,129	—	—	6,129
Share-based compensation	—	—	201,900	—	—	201,900
Foreign currency translation adjustments, net of tax	—	—	—	—	(243)	(243)
Net loss	—	—	—	(25,798)	—	(25,798)
Total comprehensive loss for the fiscal year	—	—	—	(25,798)	(243)	(26,041)
Balance, March 31, 2021	20,004,000	136,636	337,299	(414,828)	(243)	58,864
Foreign currency translation adjustments, net of tax	—	—	—	—	(1,285)	(1,285)
Net loss	—	—	—	(97,080)	—	(97,080)
Total comprehensive loss for the fiscal year	—	—	—	(97,080)	(1,285)	(98,365)
Balance, March 31, 2022	20,004,000	¥136,636	¥337,299	¥(511,908)	¥(1,528)	¥(39,501)
Foreign currency translation adjustments, net of tax	—	—	—	—	2,216	2,216
Net income	—	—	—	41,303	—	41,303
Total comprehensive income for the fiscal year	—	—	—	41,303	2,216	43,519
Balance, March 31, 2023	20,004,000	¥136,636	¥337,299	¥(470,605)	¥688	¥4,018

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands)

	Fiscal Years Ended March 31,
	2023	2022	2021
Cash flow from operating activities:
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,175	862	115
Amortization of debt issuance costs	69	69	68
Share-based compensation expense	4,343	83,976	111,684
Changes in operating assets and liabilities:
Trade accounts receivable	2,700	8,000	(9,614)
Consumption taxes receivable	—	5,310	5,206
Other receivables	6,545	(6,908)	―
Deferred contract costs	—	―	17,617
Prepaid expenses and other current assets	(5,948)	4,386	2,848
Other assets	(7,714)	—	—
Accounts payable	—	(2,700)	―
Due to related parties	—	―	(1,413)
Accrued expenses and other current liabilities	(1,408)	57,338	13,420
Consumption taxes payable	7,418	(6,730)	9,077
Deferred revenue	(22,821)	33,000	(106,919)
Deposits received	—	―	(16,760)
Other	—	42	2,512
Net cash provided by operating activities	41,662	79,565	2,043

Cash flow from investing activities:
Purchases of property and equipment	(8,670)	(20,841)	—
Cash used in investing activities	(8,670)	(20,841)	—

Cash flow from financing activities:
Proceeds from stock options issued	―	—	1,707
Proceeds from long-term debt	—	500	25,000
Repayment of long-term debt	(4,129)	(1,718)	(1,619)
Receipts from related parties	—	—	6,129
Repayment of lease liabilities	(9,147)	—	—
Payment of deferred offering costs	(33,098)	(58,881)	(43,771)
Net cash used in financing activities	(46,374)	(60,099)	(12,554)

Effect of exchange rate changes on cash and cash equivalents	1,098	9	(173)
Net decrease in cash and cash equivalents	(12,284)	(1,366)	(10,684)
Cash and cash equivalents
Beginning of year	14,012	15,378	26,062
End of year	¥1,728	¥14,012	¥15,378
Supplemental disclosures of cash flow information:
Cash paid for interest	¥2,927	¥2,919	¥3,362
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	¥319	¥14,087	¥—
Accrued offering costs	¥—	¥4,400	¥13,200

The accompanying notes are an integral part of the consolidated financial statements.

WARRANTEE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

1. Nature of Operations

Warrantee Inc. (“Warrantee”) and its wholly-owned subsidiary (collectively, the “Company”) provide sponsored marketing services used in the durables vertical (the “Durables Vertical”) and the commercial healthcare vertical (the “Commercial Healthcare Vertical”). Warrantee was incorporated in October 2013, and its wholly-owned subsidiary, Warrantee Pte. Ltd. (“Warrantee Pte.”) was incorporated in December 2019 in Singapore. The Company’s fiscal year end is March 31.

The Durables Vertical business model allows participating users (“Participant Users”) to receive warranty services for repair or replacement of electric appliances, kitchen appliances and other equipment free of charge in exchange for personal information, including purchase data. The Company organizes the data and provides it with the prior consent of Participant Users to corporate sponsor companies (“Corporate Sponsors”). This information allows Corporate Sponsors to market their products efficiently. In return for the information, the Corporate Sponsors pay sponsor fees to the Company which in turn the Company uses to purchase extended warranty coverage for the products of Participant Users. The Company itself does not provide the extended warranties; it purchases such coverage from third party providers.

The Company commenced a new model of Durables Vertical during the fiscal year ended March 31, 2022. The new model allows clinics participating in the Company’s campaigns (“Participant Clinics”) to receive warranty services for repair or replacement of their medical equipment free of charge in exchange for clinic information, including the name of the clinics, phone numbers, and addresses. The Company organizes the data and provides it with the prior consent of Participant Clinics to Corporate Sponsors. This information allows Corporate Sponsors to market their products efficiently. In return for the information, the Corporate Sponsors pay sponsor fees to the Company which in turn the Company uses to purchase extended warranty coverage for the products of Participant Clinics. The Company itself does not provide the extended warranties; it purchases such coverage from third party providers.

During the fiscal year ended March 31, 2021, the Company expanded its business model into Commercial Healthcare Vertical, which allows Participant Users to receive complimentary examinations or treatments for a range of specified ailments and procedures, including polymerase chain reaction testing, genetic testing, and arthritic and orthopedic procedures. During the fiscal year ended March 31, 2021, the Company also conducted sales promotions on behalf of Corporate Sponsors to Participant Users based on the results of their genetic tests. Similar to the Durables Vertical, the Company gathers information from Participant Users with their prior consent and then provides the information, including feedback on the relevant healthcare services, to Corporate Sponsors. Data collected includes basic profile information of the patient in addition to specific, targeted data on personal health markers and responses to the specific treatment, procedure, or healthcare product. In return for the information, the Corporate Sponsors pay sponsor fees to the Company which in turn the Company pays the costs for the healthcare services. The result is that Participant Users are able to enjoy the benefits of healthcare services for free and the Corporate Sponsors are able to use the information to market its product efficiently.

The Company’s customers, or Corporate Sponsors, include manufacturers and distributors of home appliances, healthcare equipment, and health food distributors. All customers are located throughout Japan for the presented periods, and the Company is headquartered in Japan.

As described in Note 2, Summary of Significant Accounting Policies, “Revenue Recognition,” the Company recognized other source of revenue from System Development during the fiscal year ended March 31, 2021 and from Advertising, Licensing, and System Development during the fiscal year ended March 31, 2022. However, the Company does not expect to generate this type of revenue in future periods.

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus (“COVID-19”) as a pandemic. The Company did not observe significant impacts on its business or results of operations for the fiscal years ended March 31, 2023, 2022, or 2021 due to the global emergence of COVID-19. The Company also applied for the subsidy program for sustaining businesses by the Japanese government with COVID-19 special treatment. For the fiscal year ended March 31, 2021, the Company received ¥2,000 thousand from the subsidy program. The subsidy is not limited in scope and can help cover a wide variety of purposes. The Japanese government subsidies of non-operating nature with no further conditions to be met are recorded in “Other income” in the Consolidated Statements of Income (Loss) when received. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in an impact to the Company’s future financial condition, results of operations and cash flows.

Going concern

The Company had a negative working capital of ¥156.4 million and ¥112.7 million as of March 31, 2023 and 2022, respectively. The Company has a history of recurring losses, including a loss from operations of ¥89.8 million and ¥27.8 million for the fiscal years ended March 31, 2022 and 2021, respectively. This operating loss had resulted in an accumulated deficits of ¥470.6 million and ¥511.9 million as of March 31, 2023 and 2022, respectively.

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

Reclassification

Certain accounts in the prior period consolidated financial statements have been reclassified to conform to the presentation of the current year consolidated financial statements. Foreign currency loss, net during the fiscal year ended March 31, 2021 of ¥591 thousand was reclassified from other income, net to a separate line item in the Consolidated Statements of Income (Loss). This reclassification had no effect on the previously reported operating results.

Principles of Consolidation

The consolidated financial statements include the accounts of Warrantee and its wholly owned subsidiary, Warrantee Pte. Warrantee Pte. has a fiscal year end of December 31, and the accounts of Warrantee Pte. are included in the Company’s consolidated financial statements based on the fiscal year of Warrantee Pte. All intercompany accounts and transactions, including capital increase during a reporting time lag, have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of capitalized software, valuation of stock options, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As of March 31, 2023, 2022, and 2021, there was no revenue derived or long-lived assets held outside of Japan.

Concentration of Customers

For the fiscal years ended March 31, 2023, 2022, and 2021, two customers, one customer, and two customers, respectively, each accounted for more than 10% of the consolidated revenue. Revenue from those customers totaled ¥243,218 thousand, ¥224,727 thousand, and ¥177,000 thousand of the total consolidated revenue for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. The following represents sales revenue attributable to each of these customers as a percentage of total consolidated revenue for each respective year.

	Percentage of Revenue
	For the fiscal years ended March 31,
	2023	2022	2021
Customer A	88%	100%	—
Customer B	—	—	51%
Customer C	12%	—	33%

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of three months or less to be cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for doubtful accounts, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Trade accounts receivables are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral. The Company determines the need for an allowance for doubtful accounts based upon various factors, including credit quality of the customer, age of the receivable balance and current economic conditions.

There were no bad debt expense or allowance for doubtful accounts recorded as of and for the fiscal years ended March 31, 2023, 2022, and 2021.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets. The estimated useful lives are four years for computers and three to six years for furniture and fixtures. Repair and maintenance costs are expensed as incurred. The Company records depreciation expense in selling, general and administrative expenses and cost of revenue on the Consolidated Statements of Income (Loss).

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

Leases

Leases are principally comprised of operating leases for office space. The Company determines that a contract contains a lease if they obtain substantially all of the economic benefits of, and the right to direct the use of, an asset identified in the contract. For leases with terms greater than 12 months, the Company records a right-of-use asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, if readily determinable, or the Company’s collateralized incremental borrowing rate. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

Lease expenses and income for the Company’s operating leases are recognized on a straight-line basis over the lease term, with the exception of variable lease costs, which are expensed as incurred.

Debt Issuance Costs

Debt issuance costs are amortized as interest expense on a basis which approximates the effective interest method over the term of the related debt. Debt issuance costs are reported at cost, less accumulated amortization and are presented in the Consolidated Balance Sheets as a direct deduction from the carrying value of the associated debt.

Deferred Offering Costs

Deferred offering costs are capitalized and consist of fees incurred in connection with the anticipated sale of common shares in an IPO and include direct incremental legal, accounting, printing, and other IPO-related costs. Upon completion of an IPO, these deferred costs will be reclassified to shareholders’ equity and recorded against the proceeds from the offering. In the event a proposed IPO is deemed not likely to be completed, the deferred offering costs would be charged to expenses in the period of such determination.

Foreign Currency

The Company uses Japanese yen as its reporting currency. Warrantee’s functional currency is the Japanese yen and the functional currency of Warrantee Pte. is the Singapore dollar. Financial statements of Warrantee Pte. are prepared using the functional currency and translated into Japanese yen for reporting purposes. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of Warrantee Pte. net of related income tax effects, are credited or charged directly to the foreign currency translation adjustments account, a component of accumulated other comprehensive income (loss). The tax effects related to the foreign currency translation of financial statements of Warrantee Pte. are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gains (losses). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Share-Based Compensation

The Company applies the provisions of ASC Topic 718, Compensation — Stock Compensation. The Company measures the cost of employee and non-employee services received in exchange for awards of equity instruments at the fair value of the award on the grant date and recognizes the cost over the requisite service period which the employee and non-employee are required to provide services in exchange for the award. Compensation costs are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested. For non-employee vesting periods that have implicit service periods based on the achievement of a performance condition, a change in the estimated achievement of performance conditions will be recognized prospectively over the revised non-employee vesting period. For awards with performance conditions, compensation cost is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. The Company uses option pricing methods that require the input of subjective assumptions, including the expected term, expected volatility, dividend yield and risk-free interest rate. For awards with market conditions, the Company uses a hybrid method between a discounted cash flow method and Monte Carlo simulation models to value the awards. The Company has elected to recognize forfeitures as they occur.

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

The Company’s revenue is primarily derived from the Durables Vertical and the Commercial Healthcare Vertical. The Company’s services are marketed and sold directly to the customers. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. The contract term may differ from the stated term in contracts with certain termination or renewal rights, depending on whether there are substantive penalties associated with those rights. Customer contracts are generally standardized and noncancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue. The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent. The Company has not acted as an agent during the fiscal years ended March 31, 2023, 2022, and 2021.

Durables Vertical:

Performance Obligations

Revenue from the Durables Vertical is primarily comprised of sponsorship fees from Corporate Sponsors in exchange for Participant Users’ personal information or Participant Clinics’ information (collectively, “Participants’ Data”). During the sponsorship campaigns, the Company aggregates Participants’ Data, organizes that data, and then provides it to Corporate Sponsors. The Company has identified one performance obligation, the delivery of Participants’ Data. All other immaterial deliverables occur prior to this, but revenue is not recognized until the delivery of Participants’ Data which is the performance obligation. Accordingly, the Company recognizes revenue at a point in time when the personal information is provided to, or accepted by, Corporate Sponsors upon satisfying its single distinct performance obligation.

Contractual Consideration

The transaction price is generally fixed at contract inception. However, the Company’s contracts with Corporate Sponsors within Durables Vertical may include a specified quantity, which entitles the customer to refunds, when defined quantity levels are not met at the end of the provision period. These arrangements represent a form of variable consideration, which is estimated using the most likely amount method to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2023, 2022, and 2021, no revenue was recognized from estimates that had not been resolved as of March 31, 2023 and 2022.

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

Contractual Consideration

The transaction price may be fixed at contract inception within the Commercial Healthcare Vertical in a form of non-refundable minimum guarantee but may also have a component of variable consideration such as sales incentives which are calculated by multiplying the amount of work accomplished by a fixed unit price of remuneration. Due to the variable consideration being entirely constrained, the sales incentive is excluded from the transaction price until the uncertainty is subsequently resolved. During the fiscal years ended March 31, 2023, 2022, and 2021, no revenue was recognized from estimates that had not been resolved as of March 31, 2023 and 2022.

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

Payments from the customers are often made in advance before satisfaction of the performance obligations. Generally, payments are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Yen in thousands
	For the fiscal years ended March 31,
	2023	2022	2021
Sources of revenue:
Durables Vertical	¥213,218	¥224,727	¥85,000
Commercial Healthcare Vertical	30,000	—	107,000
System Development	—	—	20,000
Total revenue	¥243,218	¥224,727	¥212,000

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

Changes in deferred revenue were as follows:

	Yen in thousands
	For the fiscal years ended March 31,
	2023	2022	2021
Balance, beginning of year	¥33,000	¥—	¥106,919
Revenue earned	(33,000)	—	(106,919)
Deferral of revenue	9,831	33,000	—
Balance, end of year	¥9,831	¥33,000	¥—

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.

As of March 31, 2023, deferred revenue represented the Company’s remaining performance obligations related to prepaid consideration for the campaign starting during the year ending March 31, 2024 with a new customer, all of which is expected to be recognized within one year.

Deferred Contract Costs

Sales commissions that are incremental to the acquisition of customer contracts, are capitalized as deferred contract costs on the Consolidated Balance Sheets when the period of benefit is determined to be greater than one year. Amortization of deferred contract acquisition costs is included within selling, general and administrative expenses in the Consolidated Statements of Income (Loss).

The Company also capitalizes certain costs to fulfill a contract related to its proprietary products or services if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered under ASC Topic 340-40, Other Assets and Deferred Costs-Contracts with Customers. Amortization of deferred contract fulfillment costs is included within cost of revenue in the Consolidated Statements of Income (Loss).

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

As of March 31, 2023 and 2022, the Company had no deferred costs to obtain and fulfill a contract. During the fiscal years ended March 31, 2022 and 2021, the Company amortized ¥1,500 thousand and ¥17,692 thousand of costs to obtain and fulfill the contract, respectively, and capitalized ¥1,575 thousand of costs to fulfill the contract during the fiscal year ended March 31, 2021.

Cost of Revenue

For the fiscal years ended March 31, 2023 and 2022, cost of revenue primarily comprised of the insurance costs, depreciation and amortization and personnel-related expenses. For the fiscal year ended March 31, 2021, the cost of revenue also included the direct cost to develop software products, Participant User recruiting costs for the Durables Vertical, and genetic testing costs for Commercial Healthcare Vertical.

Advertising Costs

Advertising costs are expensed as incurred and presented within selling, general and administrative expenses in the Consolidated Statements of Income (Loss). Advertising costs were ¥11,790 thousand, ¥325 thousand, and ¥888 thousand for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

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

Net Income (Loss) per Share

Basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

For purposes of the diluted net income (loss) per common share calculation, stock options are considered to be potentially dilutive securities. However, as disclosed in Note 8, Share-Based Compensation, the Company’s 2nd and 3rd Series stock options include a triggering liquidation performance condition prior to vesting. As such, these are treated as contingently issuable shares and will be excluded from potential dilutive impact until the triggering liquidation performance condition is satisfied.

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

Financial Instruments — Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The Company is currently in process of evaluating the impact of this standard on the Company’s consolidated financial statements. The Company does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial statements. As an emerging growth company, the Company will adopt this standard effective April 1, 2023.

3. Property and Equipment, Net

As of the dates specified below, property and equipment, net consisted of the following:

	Yen in thousands
	March 31,
	2023	2022
Capitalized software	¥43,598	¥34,928
Computers	999	999
Furniture and fixtures	632	632
Total property and equipment	45,229	36,559
Less: Accumulated depreciation and amortization	(9,299)	(2,399)
Total property and equipment, net	¥35,930	¥34,160

Included in capitalized software were ¥6,386 thousand and ¥28,136 thousand of assets under construction as of March 31, 2023 and 2022, respectively. The Company recognized depreciation and amortization expenses on property and equipment of ¥6,900 thousand, ¥862 thousand, and ¥115 thousand for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. The Company records depreciation and amortization expenses in selling, general, and administrative expenses and cost of revenue on the Consolidated Statements of Income (Loss).

4. Leases

The Company has operating leases primarily for office space. Lease costs are generally fixed, with certain contracts containing variable payments for non-lease costs based on usage and escalations in the lessors’ annual costs.

As of March 31, 2023 and 2022, the following amounts were recorded on the Consolidated Balance Sheets relating to the Company’s operating leases.

	Yen in thousands
	March 31,
	2023	2022
Right-of-Use Assets
Operating lease assets	¥60,692	¥—
Lease Liabilities
Operating lease liabilities	¥60,692	¥—

Supplemental balance sheet information related to leases consisted of the following:

	For the fiscal years ended March 31,
	2023	2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.8	—
Weighted average discount rate	4.24%	—

Future minimum lease payments under non-cancelable leases as of March 31, 2023, were as follows (in thousand yen):

Fiscal Year ending March 31,
2024	¥33,360
2025	27,370
Total lease payments	60,730
Less amounts representing interest	(38)
Present value of lease payments	60,692

5. Fair Value of Financial Instruments

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

There were no assets or liabilities measured at fair value on “recurring” basis during 2023 and 2022. Since there is no material difference between the market interest rate and the contract rate, the carrying value of the Company’s debt approximated its fair value as of March 31, 2023 and 2022.

6. Commitments and Contingencies

Legal Matters

From time to time in the normal course of business, the Company is subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended March 31, 2023 and 2022. The following lawsuit is currently pending against the Company:

A lawsuit demanding payment of the unpaid development fees by Freude Inc. is pending in Fukuoka District Court. It is still premature to determine the outcome of the lawsuit. The maximum potential loss if the Company loses the case is ¥13,027 thousand plus 14.6 per annum from February 1, 2019.

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

7. Debt

The Company’s borrowings, including short-term and long-term portions consisted of the following:

			Yen in thousands
			March 31,
	Interest Rate	Maturity	2023	2022
Amended term loan with Japan Finance Corporation	0.36% to 1.26%	August 31, 2026	¥13,975	¥15,500
Term loan with Resona Bank, Limited	0.00% to 1.20%	November 30, 2030	24,220	25,000
Term loan with SBI Estate Finance Co., Ltd.	6.00%	September 5, 2037	43,187	45,011
Total long-term debt			81,382	85,511
Less: unamortized debt issuance costs			(998)	(1,067)
Subtotal			80,384	84,444
Current portion of long-term debt, net of debt issuance costs			(9,791)	(4,970)
Long-term debt, excluding current portion, net of debt issuance costs			¥70,593	¥79,474

On September 3, 2014, the Company entered into the term loan agreement with Japan Finance Corporation for ¥15,000 thousand, which matured on September 30, 2021. The term loan incurs variable interest at 0.90% through 8.55% per annum. The term loan agreement does not require periodic principal repayments and is payable in full upon maturity.

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

On December 18, 2020, the Company entered into the term loan agreement with Resona Bank, Limited, for ¥25,000 thousand, which matures on November 30, 2030. The interest rate per annum on the term loan is variable at 0% through December 17, 2023 and 1.20% from December 18, 2023 to maturity. The term loan agreement requires monthly principal repayments beginning from December 31, 2022 to the maturity date. Yusuke Shono, the CEO of the Company, has guaranteed the term loan agreement with Resona Bank, Limited.

On August 31, 2017, the Company entered into the term loan agreement with SBI Estate Finance Co., Ltd. for ¥52,000 thousand, which matures on September 5, 2037. Cash proceeds received for this term loan were ¥50,623 thousand, net of issuance costs. The contract interest rate on the term loan was 6.00% per annum and the effective interest rate was 6.28% per annum as of March 31, 2023 and 2022. The effective interest rate was higher than the contract rate due to amortization of debt issuance costs related to the term loan. The term loan agreement requires equal monthly repayments with principal and interest for ¥373 thousand.

The debt issuance costs of ¥1,377 thousand are being amortized over the 20-year life of the term loan resulting in ¥69 thousand, ¥69 thousand, and ¥68 thousand of issuance costs being amortized through interest expense for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. Unamortized debt issuance costs are ¥998 thousand and ¥1,067 thousand as of March 31, 2023 and 2022, respectively and are presented in the Consolidated Balance Sheets as a direct deduction from the carrying value of the debt. Yusuke Shono, the CEO of the Company, has guaranteed the term loan agreement with SBI Estate Finance Co., Ltd. and pledged his personal assets as collateral.

None of the term loan agreements contain any financial covenants.

Contractual maturities of long-term debt as of March 31, 2023 are as follows:

(Yen in thousands)
2024	¥9,860
2025	9,076
2026	9,203
2027	7,062
2028	5,575
Thereafter	40,606
Total	¥81,382

8. Share-Based Compensation

2nd and 3rd Series Stock Options

On June 26, 2016 and March 30, 2017, as part of the 2nd Series and 3rd Series of stock options (collectively, the “2nd and 3rd Series”), the Company granted options to purchase 540,000 and 81,000 common shares, respectively. Each option can be exercised for one common share. The contractual term of the 2nd and 3rd Series stock options is ten years, and the grantee must be employed by the Company at the time of exercise to exercise their rights. The 2nd and 3rd Series stock option’s fair value as of grant date was ¥11 and ¥35 per share, respectively. The exercise price of the 2nd and 3rd Series stock options were ¥19 and ¥56 per share, respectively.

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

As of March 31, 2023, total unrecognized compensation cost related to the unvested share-based awards was ¥825 thousand.

4th Series Stock Options

On January 29, 2021, the Board of Directors and shareholders of the Company approved the issuance of the 4th Series stock options (“4th Series”) and stock options to purchase total 2,019,000 common shares were granted to the Company’s director, employee, and external subcontractors on February 3, 2021 and the Company’s CEO and external subcontractor on March 31, 2021. Each option can be exercised for one common share. The contractual term of the awards is ten years beginning after February 3, 2021.

The stock option’s fair value as of grant date is ¥100 per share and the exercise price of the stock option is ¥56 per share. The stock options include a market condition whereby the options become non-exercisable if there are any subsequent sales or issuance of common shares with a price less than ¥55.66. There are no other service or performance conditions.

Cash received from stock options granted for the fiscal year ended March 31, 2021 was ¥1,707 thousand, and is included in additional paid-in capital in the Consolidated Balance Sheets as of March 31, 2023 and 2022. Upon issuance, the grantees paid an issue price per share of less than ¥1, resulting from the share split.

As the options are fully exercisable at grant date subject only to the market condition, the Company recognized the full compensation cost for employees at the grant date. As the recognition of compensation cost for non-employees should be in the same manner as if the Company had paid cash for the goods or services, the Company recognized a prepaid compensation asset and recognizes the compensation cost on a straight-line basis over the implicit service period for certain non-employees. These non-employees provide services directly related to helping the Company achieve an IPO. There is a mutual understanding between these non-employees and the Company that they will provide services from grant date through the Company’s IPO. To recognize compensation cost for these non-employees, the Company initially used an expected IPO date of January 31, 2022, which was based on its best estimate at the time of grant but subsequently revised the expected IPO date of July 2023 during the fiscal year ended March 31, 2023. A change in the expected IPO date will be recognized prospectively over the revised non-employee vesting period.

Total share-based compensation expense for 4th Series stock options included in selling, general, and administrative expenses in the Consolidated Statements of Income (Loss) was ¥4,343 thousand, ¥83,976 thousand, and ¥111,684 thousand for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. As of March 31, 2023, there was ¥190 thousand of unrecognized expense included in prepaid compensation asset related to 4th Series stock options in the Consolidated Balance Sheets.

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

A summary of the activity of the Company’s 2nd, 3rd, and 4th Series as of and for the fiscal years ended March 31, 2023, 2022, and 2021 is presented below:

The aggregate intrinsic value of the outstanding and exercisable options was calculated based on the estimated fair value of common shares of ¥144 per share.

			Years
		Yen	Weighted-
		Weighted-	average	Thousands of Yen
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	term	value
Outstanding as of April 1, 2020	54,000	¥25	6.4	¥—
Granted	2,019,000	56	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of March 31, 2021	2,073,000	55	9.7	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of March 31, 2022	2,073,000	55	8.7	183,497
Exercisable as of March 31, 2022	2,019,000	¥56	8.8	¥177,073
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of March 31, 2023	2,073,000	55	7.7	183,497
Exercisable as of March 31, 2023	2,019,000	¥56	7.8	¥177,073

9. Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Yen in thousands, except share and per share data
	For the fiscal years ended March 31,
	2023	2022	2021
Basic:
Numerator:
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Denominator:
Weighted-average common shares outstanding used to compute net income (loss) per share	20,004,000	20,004,000	20,004,000
Basic net income (loss) per share	¥2.06	¥(4.85)	¥(1.29)

Assuming Dilution:
Numerator:
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Denominator:
Weighted-average common shares outstanding used to compute net income (loss) per share	20,004,000	20,004,000	20,004,000
Dilutive securities issuable - Stock option plans	1,218,348	—	—
Total weighted-average diluted shares outstanding	21,222,348	20,004,000	20,004,000
Diluted net income (loss) per share	¥1.95	¥(4.85)	¥(1.29)

Basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

As disclosed in Note 8, Share-Based Compensation, the Company’s 2nd and 3rd Series stock options include a triggering liquidation performance condition prior to vesting. As such, these are treated as contingently issuable shares and will be excluded from potential dilutive impact until the triggering liquidation performance condition is satisfied. The 4th Series stock options outstanding have no dilutive impacts for the fiscal years ended March 31, 2022 and 2021 due to the antidilutive effect. The following potentially dilutive shares have been excluded from the calculation of diluted net income (loss) per share for each period.

	March 31,
	2023	2022	2021
2nd and 3rd Series stock options outstanding	54,000	54,000	54,000
4th Series stock options outstanding	—	2,019,000	2,019,000
Total potentially dilutive shares	54,000	2,073,000	2,073,000

10. Income Taxes

The components of income (loss) before income taxes, by geography, consisted of the following:

	Yen in thousands
	For the fiscal years ended March 31,
	2023	2022	2021
Japan	¥78,203	¥(80,543)	¥(11,355)
Singapore	(36,900)	(16,537)	(14,443)
Income (Loss) before income taxes	¥41,303	¥(97,080)	¥(25,798)

Warrantee is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 34.59% for the fiscal years ended March 31, 2023, 2022, and 2021. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended March 31, 2023, 2022, and 2021 is as follows:

	Yen in thousands
	For the fiscal years ended March 31,
	2023	2022	2021
Income tax expenses (benefit) at the statutory rate	¥14,286	¥(33,580)	¥(8,923)
Increase (reduction) in taxes resulting from:
Non-deductible share-based compensation expense	1,502	29,047	38,631
Deferred offering costs	(11,449)	(17,323)	(19,707)
Change in valuation allowance	(19,371)	15,982	(15,139)
Different tax rates in different jurisdictions	6,491	2,844	2,541
Disallowed losses	6,273	2,748	2,455
Other	2,268	282	142
Income tax expense	¥—	¥—	¥—

Significant components of deferred tax assets and liabilities are as follows:

	Yen in thousands
	For the fiscal years ended
	March 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	102,559	135,400
Operating lease liabilities	20,980	—
Accrued expenses and reserves	12,209	—
Other	615	2,223
Total deferred tax assets	136,363	137,623
Deferred tax liabilities:
Right-of-use assets	(20,980)	—
Debt issuance costs	(346)	(369)
Other receivables	—	(2,274)
Capitalized software	(64)	(1,011)
Other	(737)	(362)
Total deferred tax liabilities	(22,127)	(4,016)
Less: valuation allowance	(114,236)	(133,607)
Net deferred tax assets	—	—

Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the net operating loss carryforwards would be utilized. Accordingly, it has established a valuation allowance against net deferred tax assets. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance. The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended March 31, 2023, 2022, and 2021 consisted of the following:

	Yen in thousands
	For the fiscal years ended March 31,
	2023	2022	2021
Valuation allowance at beginning of year	¥133,607	¥117,625	¥117,527
Additions (deductions)	(19,371)	15,982	(15,139)
Change in statutory tax rate	—	—	15,237
Valuation allowance at end of year	¥144,236	¥133,607	¥117,625

The Company had net operating loss carryforwards of ¥296,499 thousand in Japan as of March 31, 2023, which are available as an offset against future taxable income. These carryforwards are scheduled to expire as follows:

Fiscal years ending March 31,	Yen in thousands
Between 2024 and 2027	¥122,286
Between 2028 and 2031	125,915
2032 and thereafter	48,298
Total	¥296,499

As of March 31, 2023, the Company’s Singapore subsidiary had not generated any revenue and was deemed to be a dormant company under Singaporean tax law. Net operating losses generated in dormant tax year are not allowed to be carryforward to offset future taxable income, as such no tax benefit related to the Singapore net operating loss has been included in the deferred tax assets.

The Company has made no provision for the income taxes on undistributed earnings of a foreign subsidiary since it is the Company’s intention to permanently reinvest such earnings in its foreign subsidiary.

The Company has determined that it is more likely than not that a tax benefit will be sustained, therefore no uncertain tax benefit has been recognized.

For the fiscal years ended March 31, 2023, 2022, and 2021, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Consolidated Statements of Income (Loss), if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended March 31, 2023, 2022, and 2021.

The Company files national and local income tax returns within Japan and Singapore. As of March 31, 2023, the Company was not, nor had it been, under income tax examination but may be subject to examination in the future. The tax authorities could perform tax examinations on years as early as the tax year ended March 31, 2016.

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	Yen in thousands
	March 31,
	2023	2022
Accrued compensation	¥4,846	¥2,737
Accrued offering costs	—	4,400
Accrued audit fees	44,392	50,188
Accrued professional fees	35,519	19,273
Withholding taxes payable	4,455	2,435
Accrued purchases of property and equipment	639	14,087
Other accrued expenses and current liabilities	10,534	7,915
Total	¥100,385	¥101,035

12. Shareholders’ Equity

Common Shares

On October 12, 2021, the Company’s Board of Directors approved, a 1,500-for-one share split of its issued and outstanding common shares. In connection with the 1,500-for-one share split, the total number of authorized common shares increased from 10,000,000 to 40,000,000.

On November 14, 2022, the Company’s Board of Directors further approved a two-for-one share split of its issued and outstanding common shares, and the share split became effective on November 29, 2022. In connection with the two-for-one share split, the total number of authorized common shares increased from 40,000,000 to 80,000,000.

All common share, stock option, and per share information in the Company’s consolidated financial statements and accompanying notes has been restated to give retroactive presentation related to the share splits for all periods presented.

As of March 31, 2023, the Company has authorized 80,000,000 common shares. Each holder of common shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the Board of Directors. The total common shares outstanding as of March 31, 2023 were 20,004,000 shares.

Warrantee is subject to the Companies Act in Japan. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common shares

Under the Companies Act, issuances of common shares are required to be credited to the common share account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts.

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the shareholders meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury shares.

The amount available for dividends under the Companies Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, there was no amount available for dividends due to the accumulated deficit as of March 31, 2023.

Increases / decreases and transfer of common shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common shares, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders. During the fiscal year ended March 31, 2021, the Company reduced its common shares capital and additional paid in capital by ¥125,636 thousand and ¥135,399 thousand, respectively and transferred ¥261,035 thousand in its non-consolidated financial statements to reduce the accumulated deficit upon resolution of the shareholders.

13. Related-Party Transactions

Transactions with the CEO of the Company and ZENY Inc.

For the fiscal year ended March 31, 2021, the Company had certain funding transactions with Yusuke Shono, the CEO of the Company, and ZENY Inc., a personal asset management company wholly owned by the CEO of the Company for general operating needs of ¥28,640 thousand, and the entire amount totaled ¥30,053 thousand had been repaid by March 31, 2021. Also, a receivable of ¥17 thousand from ZENY Inc. was collected during the fiscal year ended March 31, 2021. Therefore, there was no remaining balance related to ZENY Inc. in the Consolidated Balance Sheets as of March 31, 2022 and 2021. The payable and receivable with these related parties were non-interest bearing.

As of and for the fiscal year ended March 31, 2021, the Company and ZENY Inc. had been under common control of the CEO of the Company since the CEO of the Company and ZENY Inc. had 78.1% and 10.4% of the Company’s common shares, respectively. However, ZENY Inc. completed its dissolution of the corporation on September 1, 2021, and the CEO of the Company assumed the 10.4% of the Company’s common shares, which ZENY Inc. had held prior to the dissolution, as of March 31, 2022.

Transactions with ESCO & Marketing Inc. and Peijen Inc.

During the fiscal year ended March 31, 2021, the Company collected the non-interest-bearing short-term funding of ¥6,112 thousand, which was provided during the fiscal year ended March 31, 2020, for ESCO & Marketing Inc. and Peijen Inc., two wholly owned companies by the CEO of the Company. The short-term funding was provided for general operating needs prior to the fiscal year ended March 31, 2021. The capital relationship between the CEO of the Company and these companies was terminated during the fiscal year ended March 31, 2021.

The collections of the receivable from related parties are included as a component of the shareholders’ equity on the Consolidated Balance Sheets.

Guarantees by the CEO of the Company

As described in Note 7, Debt, the CEO of the Company has guaranteed the Company’s term loan agreement with SBI Estate Finance Co., Ltd. and pledged his personal assets as collateral. The CEO of the Company has also guaranteed the Company’s term loan agreements with Resona Bank, Limited and Japan Finance Corporation.

The Company entered into a lease agreement on April 1, 2015 for its headquarter location in Osaka City, Osaka, Japan. The current lease term expires on February 27, 2024 and its lease payment is ¥148 thousand per month. The CEO of the Company is a guarantor of this lease.

14. Subsequent Events

On July 27, 2023, the Company closed its initial public offering, in which the Company sold 2,400,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one common share of the Company. The Company received net proceeds of US$7,191 thousand after deducting underwiring discounts and commissions and other offering costs.

On August 1, 2023, the Company entered into a term loan agreement with the CEO of the Company for $2,700 thousand with a maturity date of March 31, 2024. The interest rate of the term loan is 6.00% per annum.